Mount Holland Lithium Project

Technical Report Summary

Stage of Property: Production

April 17th, 2025



Report prepared for:

SQM Sociedad Química y Minera de Chile.

Report prepared by:

GeoInnova Consultores, SPA.

TRS-MtHolland-Rev1-20250417

DATE AND SIGNATURE PAGE

This technical report summary (the Report), entitled "Technical Resource Summary, Mount Holland Lithium Project (Production), SQM Sociedad Química y Minera Chile" is current as at 17th April, 2025. The Report was prepared by GeoInnova Consultores, SPA. (GeoInnova), acting as a Qualified Person Firm.

Dated: April 17th, 2025.

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RODRIGO ANDRES
RIQUELME TAPIA
2025.04.21 05:46:15 -0400

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GeoInnova Consultores, SPA.

Antonio Bellet 444, Providencia

Santiago, 7500025

Chile

GEOINNOVA

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TABLE OF CONTENTS

1 EXECUTIVE SUMMARY 10

1.1 PROPERTY SUMMARY AND OWNERSHIP 10

1.2 PROJECT STATUS 10

1.3 MINERAL RESOURCE STATEMENT 10

1.4 MINERAL RESERVE STATEMENT 12

1.5 GEOLOGY AND MINERALIZATION 13

1.6 MINE PLANNING AND OPERATIONS 13

1.7 METALLURGY AND MINERAL PROCESSING 14

1.8 PERMITTING REQUIREMENTS 15

1.9 FINANCIAL ANALYSIS 15

1.10 Conclusions and Recommendations 16
2 INTRODUCTION 19
2.1 Terms of Reference and Purpose of the Report 19
2.2 Source of Data and Information 19
2.3 Qualified Persons and Details of Inspection 19
2.4 Previous Reports on Project 20
3 PROPERTY DESCRIPTION AND LOCATION 21
3.1 Location 21
3.2 Area of the Property 21
3.3 Mineral Titles, Claims, Rights, Leases and Options 21
3.4 Encumbrances 25
3.5 Risks to Access, Title or Right to Perform Work 25
3.6 Royalties 25
3.7 Kwinana lease 25
4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 26
4.1 Topography, Elevation and Vegetation 26
4.2 Climate and Length of Operating Season 27
4.3 Accessibility and Transportation to the Property 27
4.4 Infrastructure Availability and Resources 28
5 HISTORY 29

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5.1 Pre-production History ... 29
5.2 Production History ... 30
6 GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT TYPES ... 31
6.1 Regional, Local, Property Geology and Significant Mineralized Zones ... 31
6.2 Deposit Types and Mineralization ... 35
7 EXPLORATION ... 36
7.1 Nature and Extent of Exploration ... 36
7.2 Historical Exploration ... 36
7.3 Exploration Since 2016 ... 36
7.4 Hydrogeology ... 41
7.5 Geotechnical Data, Testing and Analysis ... 43
8 SAMPLE PREPARATION, ANALYSIS AND SECURITY ... 44
8.1 Sampling and Sub-sampling Techniques ... 44
8.2 Quality Control and Quality Assurance ... 46
8.3 Data Management ... 51
8.4 Qualified Person Opinion ... 51
9 DATA VERIFICATION ... 52
9.1 Data Verification Procedures ... 52
9.2 Limitations ... 52
9.3 Opinion of Adequacy ... 53
10 MINERAL PROCESSING AND METALLURGICAL TESTING 54
10.1 Concentrator Testwork Program ... 54
10.2 Ore Sorter Testwork Program ... 58
10.3 Refinery Testwork Program ... 61
11 MINERAL RESOURCE ESTIMATE ... 64
11.1 Geological Interpretation ... 64
11.2 Exploratory Data Analysis ... 64
11.3 Estimation Technique ... 74
11.4 Density ... 78

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11.5 Model Validation ... 78
11.6 Resource Classification Criteria ... 85
11.7 Reasonable Prospect for Economic Extraction ... 86
11.8 Cut-off Grade ... 87
11.9 Mineral Resource Statement ... 87
11.10 Relevant Factors Affecting the Mineral Resource Estimate ... 89
11.11 Qualified Persons Opinion ... 89

12 MINERAL RESERVE ESTIMATE ... 91

12.1 Basis for Estimate Overview ... 91
12.2 Geological Block Model adjustments ... 91
12.3 Cut-off Grade ... 92
12.4 Mineral Reserve Statement ... 93
12.5 Relevant Factors Affecting the Mineral Reserve ... 95
12.6 Qualified Person Opinion ... 95

13 MINING METHODS ... 97

13.1 Mining Method ... 97
13.2 Pit Limit Optimisation ... 99
13.3 Mine Design ... 101
13.4 Life of Mine Scheduling ... 109

14 PROCESSING AND RECOVERY METHODS ... 113

14.1 Concentrator Flowsheet ... 113
14.2 Concentrator Energy, Water, Material and Personnel Requirements ... 113
14.3 Ore Sorter Flowsheet ... 114
14.4 Ore Sorter Recovery ... 115
14.5 Ore Sorter Energy, Water, Material and Personnel Requirements ... 116

15 PROJECT INFRASTRUCTURE ... 117

15.1 Energy, Water, Material and Personnel Requirements 118

16 MARKET STUDIES ... 122

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16.1 Market Overview 122
16.2 Price Forecast 122
16.3 Contracts and Status 124
17 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT 126
17.1 Baseline Studies 126
17.2 Permitting 130
17.3 Waste Rock and Tailings 130
17.4 Environmental Operations 131
17.5 Social or Community Engagement 131
17.6 Mine Closure Planning and Rehabilitation 133
17.7 Qualified Persons Opinion 133
18 CAPITAL AND OPERATING COSTS 134
18.1 Capital Cost Estimates 134
18.2 Operating Cost Estimate 134
19 ECONOMIC ANALYSIS 137
19.1 Key Assumptions 137
19.2 Valuation Results 138
19.3 Sensitivity Analysis 139
20 ADJACENT PROPERTIES 142
21 OTHER RELEVANT DATA AND INFORMATION 143
22 INTERPRETATION AND CONCLUSIONS 144
22.1 Results 144
22.2 Key Risks 145
22.3 Conclusions 146
23 RECOMMENDATIONS 147
24 REFERENCES 148
25 RELIANCE ON INFORMATION PROVIDED BY REGISTRANT 150

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FIGURES & TABLES

TABLE 1-1 KEY PROJECT DATES. 10
TABLE 1-2. DECEMBER 2024 MINERAL RESOURCE ESTIMATE 11
TABLE 1-3 DECEMBER 2024 MINERAL RESERVE ESTIMATE. 12
TABLE 1-4 RESERVES LIFE OF MINE KEY METRICS 14
TABLE 2-1 QUALIFIED PERSONS SITE VISIT. 20
FIGURE 3-1. MAP SHOWING LOCATION OF MOUNT HOLLAND 22
TABLE 3-1. LIST OF PROJECT TENEMENTS.. 23
TABLE 5-1 KEY PROJECT DATES. 30
FIGURE 6-1. SIMPLIFIED GEOLOGY.. 32
FIGURE 6-2 MAP OF INTERPRETED PEAK METAMORPHIC CONDITIONS...... 33
FIGURE 6-3. SIMPLIFIED LOCAL GEOLOGY 34
FIGURE 6-4. SCHEMATIC CROSS SECTION OF THE EARL GREY DEPOSIT ... 35
TABLE 7-1. DRILLHOLE SUMMARY.. 37
FIGURE 7-1. LOCATION OF DRILL COLLARS 38
FIGURE 7-2. CROSS SECTION OF EARL GREY PEGMATITE...................... 39
TABLE 8-2 GLOBAL BIAS ANALYSIS 46
TABLE 8-3 – RELATIVE DIFFERENCE ANALYSIS 47
FIGURE 8-1 – CUMULATIVE FREQUENCY PLOT 48
TABLE 8-4 – RELATIVE DIFFERENCE ANALYSIS 49
FIGURE 8-2 – CUMULATIVE FREQUENCY PLOT 49
TABLE 10-1 CONCENTRATOR TEST CAMPAIGNS. 54
FIGURE 10-1. LOCATION OF METALLURGICAL TESTWORK SAMPLES......... 55
TABLE 10-2. CONCENTRATOR TESTWORK SUMMARY. 56
TABLE 10-3. Li_2O GRADE AND DEPORTMENT RESULTS FROM TESTWORK. . 57
TABLE 10-4 CONCENTRATOR OUTPUTS TERMS OF REFERENCE 57
FIGURE 10-2. CONCENTRATOR RAMP UP - 2024................................ 58
TABLE 10-5 ORE SORTER TEST SAMPLE MASS SPLITS............................ 59
FIGURE 10-3. SIMPLIFIED SCHEMATIC OF THE COM SERIES ORE SORTER. 60
TABLE 10-6 TESTWORK SUMMARY SUPPORTING THE REFINERY 62
TABLE 10-7 Li_2O GRADE AND Li_2O DEPORTMENT RESULTS 63

TABLE 11-1 SUMMARY STATISTICS OF LITHIUM DRILLHOLE DATABASE...... 65
FIGURE 11-1 LOG NORMAL PROBABILITY PLOT OF Li_2O........................ 65
FIGURE 11-2 LOG PROBABILITY PLOT COMPARING Fe_2O_3..................... 66

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FIGURE 11-3 LOG PROBABILITY PLOT COMPARING Fe_2O_3 ASSAYS 67
TABLE 11-2 FRESH PEGMATITE DOMAIN ESTIMATION CODES. 68
TABLE 11-3 OXIDE/TRANSITIONAL PEGMATITE 69
TABLE 11-4 WASTE DOMAIN ESTIMATION CODES OUTSIDE OF PEGMATITE. 70
FIGURE 11-4 CROSS SECTION VIEW OF THE FRESH DOMAINS 71
FIGURE 11-5 CROSS SECTION VIEW OF THE WASTE DOMAINS................ 72
FIGURE 11-6 CROSS SECTION VIEW OF SURROUNDING WASTE DOMAINS. 73
TABLE 11-5 MODEL COORDINATES. 76
FIGURE 11-8 MAP SHOWING THE ESTIMATION BOX AND DRILL COLLARS .. 77
TABLE 11-6 DENSITY MEASUREMENTS. 78
TABLE 11-7 GLOBAL COMPARISON OF Li_2O IN PEGMATITE DOMAINS....... 80
TABLE 11-8 GLOBAL COMPARISON OF Fe_2O_3 IN PEGMATITE DOMAINS..... 81
FIGURE 11-9 VERTICAL SWATH PLOTS FOR LI2O IN DOMAIN 17 82
FIGURE 11-10 VERTICAL SWATH PLOTS FOR LI2O IN DOMAIN 17 82
FIGURE 11-11 VERTICAL SWATH PLOTS FOR LI2O IN DOMAIN 17 83
FIGURE 11-12 VISUAL VALIDATION 83
TABLE 11-9 SOURCES OF UNCERTAINTY.. 84
TABLE 11-10 RESOURCE CLASSIFICATION I90 THRESHOLDS................. 85
TABLE 11-11 MINERAL RESOURCE FACTORS.................................... 86
TABLE 11-12 CUT-OFF GRADES 87
TABLE 11-13. DECEMBER 2024 MINERAL RESOURCE ESTIMATE 87
TABLE 11-14. DECEMBER 2024 MINERAL RESOURCE ESTIMATE 88
TABLE 12-1 MINERAL RESERVE SUMMARY. 93
TABLE 12-2 MINERAL RESERVE 94
TABLE 12-3 STOCKPILE BALANCES.. 95
TABLE 13-1 CONTRACT MINING 98
TABLE 13-2 CURRENT MINING FLEET. 99
TABLE 13-3 PIT OPTIMISATION INPUTS.. 100
TABLE 13-4 INTER-RAMP SLOPE ANGLES 101
FIGURE 13-1 SITE GENERAL ARRANGEMENT. 102
FIGURE 13-2 ULTIMATE PIT DESIGN 104

FIGURE 13-3 PIT DESIGN STAGES.. 105
FIGURE 13-4 WASTE ROCK LANDFORM AND TSF DESIGNS 106
TABLE 13-5 WASTE ROCK LANDFORM STORAGE CAPACITIES. 107

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GEOINNOVA

FIGURE 13-7 LONG TERM SORTER FEED STOCKPILE DESIGN 108
TABLE 13-6 TAILINGS STORAGE FACILITY CAPACITIES 109
TABLE 13-7 LIFE OF MINE KEY METRICS 110
FIGURE 13-8 LIFE OF MINE MINING SUMMARY.................................. 111
FIGURE 13-9 LIFE OF MINE MINING BY PIT STAGE. 111
FIGURE 13-10 LIFE OF MINE PROCESSING SUMMARY. 112
FIGURE 14-1. CONCENTRATOR FLOWSHEET. 113
TABLE 14-1 ORE SORTING PARAMETERS. SOURCE: COVALENT. 116
TABLE 15-1 PLANNED 2029 HEADCOUNT BY AREA 119
FIGURE 15-1. MAP OF WATER PIPELINES AND ENERGY TRANSMISSION .. 120
FIGURE 15-2. MAP OF WATER PIPELINES AND ENERGY TRANSMISSION .. 121
FIGURE 16-1 GLOBAL LITHIUM SUPPLY AND DEMAND 122
FIGURE 16-. BATTERY GRADE LITHIUM HYDROXIDE AND SPODUMENE 123
FIGURE 16-. BATTERY GRADE LITHIUM HYDROXIDE PRICE SCENARIOS ... 124
FIGURE 17-1. PRIORITY SPECIES EXCLUSION ZONES. 129
FIGURE 17-2. MAP SHOWING EXTENT OF MARLINYU GHOORLIE CLAIM . 132
TABLE 18-1 LIFE OF MINE CAPITAL EXPENDITURE 134
FIGURE 18-1. ANNUAL FORECAST CAPITAL EXPENDITURE................... 135
TABLE 18-2. OPERATING COST PROPORTIONS. 135
TABLE 18-3. SOURCES OF OPERATING COST ESTIMATES..................... 136
TABLE 19-1. KEY VALUATION ASSUMPTIONS 137
FIGURE 19-1. PROJECT ANNUAL NOMINAL CASHFLOWS. 139
TABLE 19-2. SENSITIVITY SUMMARY. 140
FIGURE 19-2. LITHIUM HYDROXIDE PRICE SENSITIVITY 140
FIGURE 19-3. SPODUMENE CONCENTRATE PRICE SENSITIVITY 141
FIGURE 19-4. PROJECT VALUATION SENSITIVITY ANALYSIS. 141

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GEOINNOVA

1 EXECUTIVE SUMMARY

1.1 Property Summary and Ownership

The Mount Holland Lithium Project, hereafter the Project, is an integrated lithium project in Western Australia consisting of:

- The Mount Holland mine, an open pit mine and lithium concentrator operation at Mount Holland, 120 km southeast of the settlement of Southern Cross, and
- The Kwinana refinery, a lithium hydroxide (LiOH) refinery located in the Town of Kwinana, 26.5 km from the port of Fremantle.

The Project is conducted through an unincorporated joint venture (Joint Venture) between MH Gold Pty Ltd (a wholly owned subsidiary of Wesfarmers Limited (Wesfarmers)) and SQM Australia Pty Ltd (SQM Australia) (a wholly owned subsidiary of Sociedad Química y Minera de Chile (SQM)). Each member of the joint venture has a 50% interest in the Project. The Project is managed by Covalent Lithium Pty Ltd (Covalent), an entity that is jointly owned by the joint venturers, as an agent for and on behalf of the Joint Venture.

1.2 Project Status

The Mount Holland Mine is in production. A high-level summary of key project dates is noted in Table 1-1.

Table 1-1 Key project dates.

Year	Activity
2019	Integrated Definitive Feasibility Study (IDFS) published
2020	Update IDFS published
2021	Final Investment Decision (FID) made
2021	Construction at Mount Holland commenced
2022	Mine concentrator construction complete
2023	Open pit mine development complete
2023	Concentrator commissioning complete
2025	Refinery construction & commissioning complete (planned)

1.3 Mineral Resource Statement

The Mineral Resource for the Mount Holland Mine, representing in-situ lithium bearing pegmatites and excluding the Mineral Reserve, are reported below in accordance with SEC Regulation S-K 1300 standards and are therefore suitable for public release. The current Mineral Resource for the Earl

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GEOINNOVA

Grey Deposit, contained within the pit shell, is detailed in Table 1-2 exclusive of the Mineral Reserve. The Mineral Resource inclusive of the Mineral Reserve is in Table 11-13 in section 11.9.1.

Table 1-2. December 2024 Mineral Resource Estimate exclusive of Mineral Reserves.

Classification	Quantity (Mt)	SQM Attributable (Mt)	Li_2O%	Fe_2O_3%
Measured	34.1	17.1	1.30	2.63
Indicated	58.3	29.1	1.34	1.79
Measured + Indicated	**92.4**	**46.2**	**1.32**	**2.10**
Inferred	33.4	16.7	1.17	2.43
Total	**125.8**	**62.9**	**1.28**	**2.19**

- The SQM attributable portion of Mineral Resources and Reserves is 50%.
- Mineral Resources are **reported exclusive of Mineral Reserves**. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
- Resources have been reported as in situ (hard rock within optimized pit shell) and below the pit surface effective 27th December 2024.
- Resources have been categorized subject to the opinion of a QP based on the quality and quantity of informing data for the estimate and consistency of geological units and grade distribution.
- Resources which are contained within the Mineral Reserve pit design may be excluded from Reserves due to an Inferred classification or where the mineralogical domain does not meet the criteria for plant recovery. They are disclosed separately from the Resources contained within the Mineral Reserve.
- There is reasonable expectation that some Inferred Resources within the Mineral Reserve pit design may be converted to higher confidence materials with additional drilling and exploration effort.
- There is reasonable expectation that Mineral Resources that do not meet the mineralogical criteria for Mineral Reserves can be recovered using alternative processing methods.
- Mineral Resource tonnage and average contained grade were rounded to reflect the accuracy of the estimate and figures may not match, due to rounding.
- The disclosed Resource corresponds only to Resources attributable to SQM. The resources have been reported as in situ from a block model regularized to 5mN x 5mE x 5mRL and constrained to an optimized pit shell.
- Resource pit optimization and economics for derivation of cut-off grade include pricing of US$1300/t FOB Australia of 6% Li_2O concentrate, US$5.82/t mining cost, US$44.67/t processing cost, US$8.95/t concentrator feed corporate overheads cost, US$42.39/t on concentrate logistics cost. Mining dilution set at 5% and recovery at 95%. Royalty rates are set at 5%. The optimization considered concentrator recoveries of 75% for spodumene mineral domains, 55% for mixed spodumene and petalite mineral domains, and 35% for petalite mineral domains. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.70US$:1.00AU$.
- The average price from 2026 to 2040 for 6.0% spodumene concentrate from the Benchmark Lithium Forecast Report Q4 2024 was applied for the determination of Mineral Resources.
- These economic parameters define a 0.50% Li_2O cut-off grade for the spodumene and mixed domains and 0.78% Li_2O for the petalite domain.
- GeoInnova Consultores are the Qualified Persons responsible for the Mineral Resource estimate current on the 31st of December 2024.

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GEOINNOVA

1.4 Mineral Reserve Statement

Mineral Reserves for the Mount Holland Mine (in-situ lithium bearing pegmatites) are reported in Table 1-3 in accordance with SEC Regulation S-K 1300 standards and are therefore suitable for public release. The long-term incentive price for 6.0% spodumene concentrate from the Benchmark Lithium Forecast Report Q4 2024 (Benchmark Mineral Intelligence, 2024) was applied for determining Mineral Reserves, which provided a US$1200 per tonne price. The Reserves are reported for spodumene mineralization only above a cut-off grade of 0.5% Li2O.

Table 1-3 December 2024 Mineral Reserve estimate.

Mineral Reserve Category	Quantity (Mt)	SQM Attributable (Mt)	Li_2O (%)	Fe_2O_3 (%)
Proven – in situ	39.9	20.0	1.56	0.93
Probable – in situ	44.6	22.3	1.37	2.10
Total – in situ	**84.5**	**42.2**	**1.46**	**1.55**
Probable - stockpiles	1.1	0.6	1.01	3.70
Total	**85.6**	**42.8**	**1.45**	**1.58**

- The SQM attributable portion of Mineral Reserves is 50%.
- Mineral Reserves are reported exclusive of Mineral Resources.
- The Mineral Reserve has been limited to modelled blocks with not less than 50% spodumene bearing pegmatite by volume. Petalite and mixed spodumene and petalite mineral domains have not been considered in the reserve.
- Measured in situ Resources have been converted to Proven Mineral Reserves. Measured in situ Resources, with an Fe2O3 grade above 2.5%, are considered sorter feed ore and converted to Probable Mineral Reserves.
- Indicated in situ Resources have been converted to Probable Reserves.
- Mining Dilution has been calculated through the utilization of a regularized model, with 5m x 5m x 5m block sizes. An additional skin dilution of 1.5m has been applied on the ore/waste contact.
- Reserve pit optimisation and economics for derivation of cut-off grade include pricing of US$1200/t FOB Australia of 6% Li2O concentrate, US$5.82/t mining cost, US$44.67/t processing cost, US$8.95/t concentrator feed G&A cost, US$42.39/t on concentrate logistics cost. Royalty rates are set at 5%. The optimisation considered concentrator recoveries of 75% for spodumene mineral domains and 0% for other mineral domains. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.70US$:1.00AU$.
- These economic parameters define a 0.50% Li2O cut-off grade for the spodumene.
- The price was derived from the Benchmark Lithium Forecast Report Q4 2024, and was used for the purpose of the Reserve estimation and does not represent a view or consensus of forward-looking prices by any of the joint venturers.
- Waste tonnage within the Reserve pit is 430 Mt.
- Mineral Reserve tonnage and grade have been rounded to reflect the accuracy of the estimate, and numbers may not match due to rounding.
- GeoInnova Consultores are the Qualified Persons responsible for the Mineral Reserves current on the 31st of December 2024.

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GEOINNOVA

1.5 Geology and Mineralization

The Mount Holland Mine is focused on the exploitation of the Resource in the Earl Grey pegmatite group. The Earl Grey pegmatite group consists of a main tabular pegmatite body flanked by numerous narrower hanging wall and footwall apophyses. The main pegmatite has a strike length of at least 1 km, and a dip extent of over 2 kilometres and a thickness of up to 100 meters. The pegmatites become progressively narrower and more branched to the south and the east of the main pegmatite until even the main body divides into several narrower dikes. Narrow blocks of enclosed wall rock rafts are present within some areas of the pegmatites.

The pegmatites intrude with an approximate strike of 210° to 220° and dip of 5° to 15° to the northwest. At their western margin, the pegmatites appear to be affected by gentle folding. The dip of the pegmatites is variable, with the main pegmatite steepening from sub-horizontal in the south to 10° to 15° to the northwest north of the Earl Grey gold pit.

The Earl Grey pegmatite group consists of a simple albite-quartz-microcline-spodumene petalite dominated assemblage with minor biotite, muscovite, and tourmaline. The lithium aluminosilicates spodumene and petalite are by far the most abundant lithium-bearing minerals in the Earl Grey pegmatite; however, a wide array of trace lithium phases have also been documented in distinct domains. These are mostly late-stage alteration related phases, and except for cookeite, are a rare occurrence. Textures range from extremely coarse pegmatite through to finer grained seriate granitic to aplitic and late-stage replacement textures. The Earl Grey pegmatite group does not display the strong concentric mineralogical zonation commonly associated with complex rare element pegmatites. The spodumene, petalite, and alteration assemblages are restricted to distinct zones within the pegmatite and are strongly correlated with individual fault blocks and their bounding structures.

1.6 Mine Planning and Operations

Mining of the Earl Grey deposit at the Mount Holland Mine is conducted through conventional open pit mining primarily centred around drill, blast, load and haul activities, with these activities carried out by an experienced mining contractor. The pit has been staged in a series of cutbacks generally trending in the direction that the orebody dips, from south to north. This sees a lower average stripping ratio in earlier years that increases over time.

Mining activities are focused on selective mining, specifically at the ore-waste contact, to restrict ore loss and dilution. Some mixing at the ore-waste contact cannot be avoided and this material is stockpiled to be fed through an ore sorter facility.

Once mined, the different rock types are hauled to a host of destinations:

- Direct feed ore (pegmatite with sufficiently high lithia grade) is hauled to the ROM pad to be directly fed to the primary crusher and concentrator facility.

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GEOINNOVA

- Sorter feed ore (mixed material from the ore/waste contact) is hauled to a long-term stockpile for processing through a future ore sorter facility, with the product of this processing facility fed to the concentrator plant.
- Lithium bearing petalite mineralization, other mixed lithium minerals, and gold bearing materials are separately stockpiled for potential future processing.
- Waste rock is deposited at the various waste rock landforms at the site.

Ore is predominantly spodumene mineralization with a 0.5% Li_2O economic cut-off grade. The definition of direct feed and sorter feed ore is based on the level of waste contamination in the feed. This is modelled with the application of a Fe_2O_3 cut-over grade applied as a proxy for waste contamination due to the notable difference in iron grades between pegmatite and the basalt host rock. Ore below the 2.5% Fe_2O_3 cut point is classed as direct feed ore and material above as sorter feed ore. This contaminant cut-over grade will be continually refined over the project life and reconciled against actual mining practices.

The mine plan produces 85.6 million tonnes of ore (including current stockpile balances) as feed to the concentrator over LoM at varying grades. The LoM provides a mine life of 43 years and a processing life of 46 years. The key metrics from the LoM plan are outlined in Table 1-4.

Table 1-4 Reserves Life of Mine key metrics. Source: Covalent.

Metric	Units	Value
Mine life	years	43
Processing life	years	46
Ore mined	Mt	84.5
Ore grade	Li_2O%	1.46
Waste quantity	Mt	430
Total mined quantity	Mt	515
Stripping ratio	waste t : ore t	5.1
Concentrator feed grade	Li_2O%	1.54
Concentrator production	kt SC5.5	16,650
Refinery production	kt LiOH	2,130

1.7 Metallurgy and Mineral Processing

Commissioning of the Mount Holland Concentrator commenced in 2023 with the first tonnes through the crushing system in May 2023, and the first tonnes through the wet plant in August 2023. The monthly plant throughput is forecast to stabilize in the order of 160 kt/month (or 1.9 Mtpa), dependant on the length of the month and timing of maintenance shutdowns. The lithia recovery for spodumene

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mineralization is forecast to stabilize at approximately 75%, dependant on feed grades for lithia and iron oxide.

Covalent completed test work and a Pre-feasibility Study of an Ore Sorting Facility in 2024. The results from the test work were successful. Financial analysis of particle ore sorting through the life of mine has demonstrated the financial viability of the project, and it has been included in the Mineral Reserve assessment. Further testwork will support the Feasibility Study and Final Investment Decision for the project.

The concentrator produces spodumene concentrate at a 5.5% Li_2O grade. Nominally 383 ktpa of spodumene concentrate is transported to the Kwinana refinery and processed into 50 ktpa of lithium hydroxide (LiOH) for sale. The concentrate is supplied to the refinery to produce a total of 2.13 million tonnes of LiOH for the Project. Spodumene concentrate above feed requirements for the refinery are separately sold.

1.8 Permitting Requirements

All permits and approvals to commence the project are in place. The QP recognises that current approvals only allow mining of the first 10 years of the Life of Mine (LoM) plan of the Mineral Reserves, and further approvals are required to mine to the full LoM. It is anticipated that all impacts over the LoM of the Project, beyond the first 10 years, can be readily managed and offset as required. The LoM Mining Proposal is planned to be submitted by Covalent in 2025.

Ongoing monitoring measures (including groundwater sampling, soil analysis and vegetation health monitoring) to detect environmental impacts from the project operation are in place.

1.9 Financial Analysis

The Mount Holland Mine is in production. The mine and concentrator capital costs are sunk costs and excluded from the financial analysis. The majority of the refinery construction and commissioning costs are sunk costs, with the remaining spend included in the project valuation. Total LoM capital expenditure is US$656M (US$328M SQM attributable). This is exclusive of the sunk mine and concentrator capital costs, as detailed in section 18.1.

The total average unit operating cost for the life of mine (post refinery commissioning in 2025) are US$7,423 per tonne of lithium hydroxide produced. The inputs to the operating cost are detailed in section 18.2.

The primary revenue source for the Project is lithium hydroxide (LiOH). A small revenue contribution is generated from the sale of the co-products, sodium sulphate anhydrous (SSA) and delithiated beta spodumene (DBS). In addition, during ramp-up of the Refinery and in some periods where spodumene concentrate production exceeds refinery feed requirements, the model assumes revenue is generated from the sale of excess spodumene concentrate.

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GEOINNOVA

Based on the assumptions outlined in this report, the Project NPV is estimated at US$5.4B, with SQM's attributable portion being US$2.7B.

Sensitivity analyses were conducted on price, capital costs, operating costs, and concentrator recoveries. Base case, low case and high case prices are derived from the Benchmark Q4 2024 forecast (Benchmark Mineral Intelligence, 2024). Downside and upside sensitivity for CAPEX and OPEX were set at ±10%, and concentrator recoveries at ±5%. NPV remains positive in all scenarios.

1.10 Conclusions and Recommendations

1.10.1 Results

Geology and Resources

Sufficient data have been obtained through various exploration and grade control drilling programs at the Earl Grey lithium pegmatite deposit. Exploration techniques and the quality assurance and quality control (QAQC) procedures employed on the project are appropriate and sufficient to support the Mineral Resources according to the S-K 1300 regulations. Geology and mineralization are well understood across the deposit and are sufficient to support a resource and reserve estimation. The geology model and resource models have been tested through multiple phases of drilling and updates and have demonstrated consistency throughout project development and production. In the QP's opinion, the Mineral Resources stated in this report are appropriated for public disclosure and meet the definitions established in the SEC guidelines and industry standards.

Reserve and Mining Methods

The Mineral Reserves Estimate is in line with previous Mineral Reserves for the project (2021). The mine plan gives a Life of Mine of approximately 43 years at a production rate of around 1.9 Mtpa of ore, with a total material movement 515 Mt (including waste material). The Qualified Person recognised that further approvals are required to mine beyond the 10 years to the full Life of Mine of the Mineral Reserves. It is anticipated that all impacts of the Life of Mine project beyond the first 10 years can be readily managed and offset as required.

In the QP's opinion, the Mineral Reserves stated (including Modifying Factors) in this report are appropriate for public disclosure and meet the definitions established under SEC S-K 1300 and the CRIRSCO International Reporting Template (2024) (CRIRSCO, 2024).

Mineral Processing and Metallurgy

The metallurgical tests carried out support the forecast yield for the concentrator, ore sorter facility, and the refinery. The physical, chemical, and metallurgical tests carried out to date by Covalent have been adequate to establish a suitable process to produce spodumene concentrate and lithium hydroxide. In the QP's opinion, the metallurgical testing and process designed by Covalent are adequate to establish the modifying factors needed for a Reserve definition.

TRS-MtHolland-Rev1-20250417 Page 16

TRS-MtHolland-Rev1-20250417 Page 17 Environmental, Social and Governance In terms of environmental studies, permits, plans, and relations with local groups, the Mount Holland Project submitted an Environmental Impact Assessment (EIA) complying with the established contents and criteria, and the legal requirements of current environmental regulations in Western Australia. All approvals are in place for current mining activities (~10 years of operation) and approvals for the full life of mine environmental impact assessment submitted, and secondary approvals due to be submitted in 2025. In addition, the project committed to some monitoring measures to follow-up on the different components and detect any effects on them as a result of project implementation. This will allow to execute measures if necessary. 1.10.2 Key Risks • Product sales prices: the price of lithium hydroxide and spodumene concentrate are forecast based on predicted supply and demand changes for the lithium market overall. There is considerable uncertainty about how future supply and demand will change, which could materially impact future prices. The Reserve estimate may be sensitive to significant changes in revenue associated with changes in lithium hydroxide and spodumene concentrate prices. • Impact of currency exchange rates on production cost: costs are modelled in Australian Dollars (AU$) and converted to US Dollars (US$) within the cash flow model. • Resource: While the Mineral Resource has been extensively drilled and tested and the nature of the mineralization is consistent and apparently well understood, there is a risk that the contained metal in the Mineral Resource has been mis-estimated, that the metallurgical performance is not fully representative of the whole rock mass and the reported values cannot be extracted. • Mining dilution and mining recoveries: The level of ore loss and dilution applied to the Reserve has been adjusted to better align with mining practices. There is limited reconciliation data with approximately 6 months of mining fresh ore. If the planned level of selectivity cannot be achieved, there will most likely be an increased proportion of sorter feed ore with a corresponding reduction of direct feed ore, resulting in elevated processing costs and a reduction in metallurgical recovery with more ore treated through the ore sorting facility ahead of the concentrator. There is a potential risk of dilution of other lithium minerals, such as petalite, so the mineralogical characterization and delimitation needs to be improved. • Processing plant and refinery yields: The forecast assumes that the concentrator, ore sorting facility, and refinery will be fully operational and that the estimated yield assumptions are achieved. The planned performance metrics of the plants have not yet been achieved. If one or more of the plants does not operate as designed in the future, or if any of the targeted yields TRS-MtHolland-Rev1-20250417 Page 18 are not achieved, the Mineral Reserves and estimated economic outcome would be adversely impacted. • Operations Risks: There are many potential operational risks ranging from the inability to hire, train and retain workers and professionals necessary to conduct operations, to poor management. While similar operations are conducted in Western Australia, there is no reason to believe these risk factors cannot be eliminated. • The impact of exceptional weather events or climate change that could negatively impact operations. • Unforeseen significant events including pandemic events like COVID-19 and war scenarios impacting the market. 1.10.3 Conclusions The evaluated project corresponds to an open pit mine, a concentrator plant to produce spodumene concentrate, an ore sorting facility, and a refinery to produce lithium hydroxide. The Mount Holland mine and concentrator project is currently in operation and ramp up of the concentrator is well advanced with performance metrics trending towards the long-term planned parameters. A Pre- feasibility Study was completed for the ore sorting facility showing favourable technical and economic outcomes and this processing facility has been included in the determination of Reserves and Resources. The Kwinana Lithium Refinery is nearing completion of construction and commissioning. Determination of Mineral Resources and Reserves has been based on the Mount Holland mine and concentrator operation. The Project net present value and cashflows have been determined for the overall integrated Project. The Qualified Persons consider that the data accumulated is reliable and adequate for the purpose of the declared Mineral Resource and Reserve estimates. The report was prepared in accordance with the Resource and Reserve classification pursuant to the SEC's mining rules under subpart 1300 and Item 601(96)(B)(iii) of Regulation S-K (the "New Mining Rules"). TRS-MtHolland-Rev1-20250417 Page 19 INTRODUCTION This Technical Report Summary (TRS) was prepared for Sociedad Química y Minera de Chile S.A. (SQM) to provide investors a comprehensive understanding of the Mount Holland Lithium Project (“the Project”) in accordance with the requirements of Regulation S-K, Subpart 1300 of the Securities Exchange Commission of the United States (SEC), hereafter referred to as regulation S-K 1300. The Project is an integrated lithium project in Western Australia consisting of: • The Mount Holland Mine, an open pit mine and lithium concentrator operation at Mount Holland, 100 km southeast of the settlement of Southern Cross. • The Kwinana refinery, a lithium hydroxide (LiOH) refinery located in the Town of Kwinana, 26.5 km from the port of Fremantle. The Project focus is to produce battery-grade lithium hydroxide meeting increased demand from the electric vehicle market. The Project is conducted through an unincorporated joint venture (Joint Venture) between MH Gold Pty Ltd, a wholly owned subsidiary of Wesfarmers Limited (Wesfarmers, and SQM Australia Pty Ltd (SQM Australia) a wholly owned subsidiary of Sociedad Química y Minera de Chile (SQM). Each member of the joint venture has a 50% interest in the Project. The Project is managed by Covalent Lithium Pty Ltd (Covalent), an entity that is jointly owned by the joint venturers, as agent for and on behalf of the Joint Venture. 2.1 Terms of Reference and Purpose of the Report This TRS was prepared with the purpose to disclose Mineral Resource and Mineral Reserves for the Project located in Australia, in accordance with the requirements of Regulation S-K, Subpart 1300 of the SEC. 2.2 Source of Data and Information This TRS is based on information prepared by Covalent, SQM and consultants. The Mineral Resources and Mineral Reserves studies are at pre-feasibility or feasibility study level according to S-K 1300 regulations. All the information is cited throughout this document and listed in Section 24 “References” at the end of this Report. 2.3 Qualified Persons and Details of Inspection A site visit was conducted by GeoInnova Consultores specialists from 3 April 2024 to 4 April 2024. The site visit included a site tour and meetings with key technical and operational personnel, with the details of this visit listed in Table 2-1. TRS-MtHolland-Rev1-20250417 Page 20 Table 2-1 Qualified Persons site visit. Area Topics Geology • Review geology and mineral resource model, data quality and sampling protocols. • Geology department procedures and workflows. • Sample storage. • Dilution modelling. Mine Planning • Compliance to plan of actuals to short term plan and short-term plan to long term plans. • Pit design opportunities. Mine operations • Encapsulation of the historical TSF. • ROM pad layout and operation. • Topsoil stockpile areas. • TSF construction. Processing operations • Tour of processing facilities. • Sample storage. 2.4 Previous Reports on Project This TRS is an update of the TRS filed in April 2022.

GEOINNOVA

3 PROPERTY DESCRIPTION AND LOCATION

3.1 Location

The Project is an integrated lithium project in Western Australia consisting of:

- The Mount Holland mine, an open pit mine and lithium concentrator operation at Mount Holland, 120 km southeast of the settlement of Southern Cross.
- The Kwinana refinery, a lithium hydroxide (LiOH) refinery located in the Town of Kwinana, 26.5 km from the port of Fremantle.

Figure 3-1 shows the location of the two sites. The coordinates for the mine and concentrator are 32°06'07" South Latitude and 119°46'06" East Longitude. The coordinates for the refinery are 32°13'06" South Latitude and 115°46'25" East Latitude.

3.2 Area of the Property

The Project tenements (as defined below) are shown in Figure 3-1. The tenements include Exploration Licenses, Mining Leases, General Purpose Leases and Miscellaneous Licenses, covering an approximate area of 4,626 hectares[1] (live tenements as of December 31st, 2024) and the development envelop where the pit, concentrator and facilities covers an area of 1,984 hectares. The Project has required the Joint Venture to enter into access agreements with underlying or overlapping tenement holders for some of the tenements. Those agreements have been completed.

In addition to the tenements in or near Mount Holland, the Project has entered a long-term lease for 40 hectares in an industrial site in the Kwinana Industrial area.

3.3 Mineral Titles, Claims, Rights, Leases and Options

The project development envelope for the Mount Holland Mine project is spread across three core mining leases (M77/1065, M77/1066 & M77/1080), as well as exploration licenses, general purpose leases and miscellaneous licenses (Project Tenements). Table 3-1.below lists all of the relevant mining titles for the Project as at the date of this document, including details of their tenure (Project Tenements). The Project tenements are either 100% owned by the joint venturers (50% SQM and 50% Wesfarmers through their wholly owned subsidiaries), or the joint venturers have a right to access them for the purpose of the Project (see Table 3-1.below for further details). A summary map showing the main tenements, as at the date of this report, is provided in Figure 3-1.

[1] The area calculated here is the total area coverage of different superimposed tenements.

TRS-MtHolland-Rev1-20250417 Page 21


Kalgoorlie
Southern Cross
Mine and Concentrator
Perth
Fremantle
Kwinana Refinery
Bunbury
Esperance
Albany
WGS 84
EXPLORATION LICENCE
GENERAL PURPOSE LEASE
MINING LEASE
MISCELLANEOUS LICENCE
Mine and Concentrator
0 1 2 mi
WGS 84
Kwinana Refinery
0 0.25 0.5 mi
WGS 84

Figure 3-1. Map showing location of Mount Holland mine site and refinery in Kwinana.

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GEOINNOVA

The Project tenements are registered with mining registrars located in the State of Western Australia. They have been surveyed and constituted under the *Mining Act 1978* (WA) (Mining Act). The Mining Act imposes certain conditions on the grant of mining tenements including the requirement to meet specific reporting and expenditure commitments. Covalent, on behalf of the joint venturers, continues to review and renew the Project tenements and ensures compliance with these conditions, including relevant regulatory requirements and fees for maintenance of these tenements.

SQM Australia acquired 50% interest over the main project tenements from Kidman Resources Limited and its subsidiaries by way of a sale agreement. The parties agreed to establish a joint venture to mine and process spodumene ore into spodumene concentrate or lithium hydroxide. The Joint Venture was established by the unincorporated joint venture agreement dated 21 December 2017 between SQM Australia (a wholly owned subsidiary of SQM) and MH Gold Pty Ltd (a then wholly owned subsidiary of Kidman Resources). Wesfarmers acquired Kidman Resources Limited on 23 September 2019 by way of a scheme of arrangement.

Table 3-1. List of project tenements. Source: Mineral Titles Online system administered by the Western Australian Department of Energy, Mines, Industry Regulation and Safety (DEMIRS).

Tenement*	Application Date	Start Date	End Date	Holder 1	Holder 2	Status	Legal Area	Calculated Area (ha)
M 77/1080[1]	19/05/2004	13/12/2004	12/12/2025	Montague Resources Australia PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	897.9 ha	897.9
M 77/1065[2]	12/02/2004	13/12/2004	12/12/2025	Montague Resources Australia PTY LTD (100%)		Live	958.6 ha	958.6
M 77/1066[1]	12/02/2004	13/12/2004	12/12/2025	Montague Resources Australia PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	999.6 ha	999.6
E 77/1400[1]	23/01/2007	27/05/2008	26/05/2026	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	3 BL.	561.6
E 77/2099[1]	20/12/2012	2/05/2014	1/05/2026	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	6 BL.	707.2
E 77/2167[2]	8/11/2013	18/06/2014	17/06/2026	MH Gold PTY LTD (100%)		Pending	12 BL.	3019.2
G 77/129[1]	24/05/2017	5/10/2017	3/10/2038	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	182.6 ha	182.6
G 77/130[1]	24/05/2017	5/10/2017	3/10/2038	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	27.8 ha	27.8
G 77/132[1]	29/06/2018	29/01/2019	28/01/2040	Montague Resources Australia PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	90.8 ha	90.8
G 77/133[1]	1/08/2018	29/01/2019	28/01/2040	Montague Resources Australia PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	11.2 ha	11.2
G 77/134[1]	22/09/2018	18/04/2019	17/04/2040	MH Gold PTY LTD (100%)		Live	30.0 ha	30.0
G 77/136[1]	18/12/2018	18/07/2019	17/07/2040	MH Gold PTY LTD (100%)		Live	11.2 ha	11.2
G 77/137[1]	24/06/2020	19/02/2021	18/02/2042	MH Gold PTY LTD (100%)		Live	210.5 ha	210.5

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GEOINNOVA

Tenement*	Application Date	Start Date	End Date	Holder 1	Holder 2	Status	Legal Area	Calculated Area (ha)
L 77/199[1]	26/07/2005	13/10/2006	12/10/2027	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	4.4 ha	4.4
L 77/205[1]	8/11/2006	5/04/2013	4/04/2034	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	30.0 ha	30.0
L 77/207[1]	8/11/2006	5/04/2013	4/04/2034	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	67.0 ha	67.0
L 77/208[1]	8/11/2006	5/04/2013	4/04/2034	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	20.0 ha	20.0
L 77/295[1]	22/06/2018	22/10/2018	21/10/2039	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	131 ha	131
L 77/296[1]	8/08/2018	10/12/2018	9/12/2039	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	10 ha	10
L 77/298[1]	7/09/2018	15/01/2019	14/01/2040	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	10 ha	10
L 77/301[1]	4/06/2019	22/01/2021	21/01/2042	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	46.7 ha	46.7
L 77/322[1]	13/07/2020	22/01/2021	21/01/2042	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	5.1 ha	5.1
L 77/323[1]	15/07/2020	9/04/2021	8/04/2042	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	1.0 ha	1.0
L 77/313[1]	7/11/2019	27/10/2020	26/10/2041	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	357.1 ha	357.1
G 77/140[1]	23/10/2023	Pending		MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Pending	279.5 ha	279.5
G 77/141[2]	23/10/2023	Pending		MH Gold PTY LTD (100%)		Pending	999.3 ha	999.3
L 77/198[2]	4/04/2006	13/10/2006	12/10/2027	MH Gold PTY LTD (100%)		Live	19.0 ha	19.0
L 77/200[1]	26/07/2005	5/04/2013	4/04/2034	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	21.3 ha	21.3
L 77/302[1]	5/06/2019	15/09/2020	14/09/2041	MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Live	1.9 ha	1.9
L 77/363[1]	8/07/2024	Pending		MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Pending	3.2 ha	3.2
L 77/364[1]	8/07/2024	Pending		MH Gold PTY LTD (50%)	SQM Australia PTY LTD (50%)	Pending	10.9 ha	10.9

1. Joint Venture tenement (SQM Australia 50% legal and beneficial owner, as well as 50% holder of the tenement or waiting for transfer to be registered).

2. Joint Venture has contractual lithium rights or right of access to the tenement for the purpose of the Project under the executed between Wesfarmers subsidiaries, SQM Australia and Covalent.

* Where M: mining lease, E: exploration license, G: general purpose lease, and L: miscellaneous license.

TRS-MtHolland-Rev1-20250417 Page 24

TRS-MtHolland-Rev1-20250417 Page 25 3.4 Encumbrances The QP is not aware of any material encumbrances that would impact the current Resource or Reserve disclosure as presented herein. 3.5 Risks to Access, Title or Right to Perform Work With relation to mining titles, the QP is not aware of any significant risks that may affect access, title, or the right or ability to perform work in relation to the Mount Holland Lithium Project. However, the QP recognises that further environmental approvals are required to mine beyond the 10 years to the full Life of Mine of the Mineral Reserves. It is considered at the time of this report that the Project will be able to obtain the required permits beyond the first 10 years of operation and comply with any requisites needed for such purpose without materially affecting the Project assessment. Covalent are submitting the Life of Mine Mining Proposal in 2025. 3.6 Royalties Under the Mining Act and associated regulations, a mining royalty is payable to the State of Western Australia. A royalty of five per cent over the lithium concentrate sales applies or, when not sold but used as feedstock in the production of lithium hydroxide or lithium carbonate, the value of that feedstock applies. A private royalty exists in favour of IGO Limited, following their acquisition of Western Areas Limited in 2022, in respect to tenements E77/1400 and E77/2099 (Western Areas Ltd, 2017). There are no reported Mineral Resources or Mineral Reserves on these tenements at present, therefore this royalty is not currently in effect. 3.7 Kwinana lease In September 2021, Covalent entered into a long-term lease with DevelopmentWA2 over 40.5 hectare site at Lot 15, Mason Road in Kwinana (being Lot 15 on Diagram 74883 contained within Certificate of Title Volume 1827 Folio 500) for the purposes of the construction and operation of a lithium hydroxide refinery for the Project. 2 Western Australia State Government’s central development agency TRS-MtHolland-Rev1-20250417 Page 26 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 4.1 Topography, Elevation and Vegetation 4.1.1 Topography, Elevation, and Landforms The Mount Holland mine is located towards the southeastern limit of the Southern Cross Zone, a landscape and soil zone defined by the Department of Agriculture and Food of the Government of Western Australia. This zone is characterized by undulating plains and uplands. Deeply weathered regolith, colluvium and alluvium overlie greenstone and granitic rocks of the Yilgarn Craton, giving rise to red and yellow loamy and sandy earths, calcareous loamy earths, alkaline sands, yellow sands and salt lake soils. The topography of the Mount Holland mine development envelope is subdued with no strong landform features. Topographic elevations descend from 463 m AHD3 in the northwest to 390 m AHD in the southeast. The average elevation across the envelope is approximately 435 m AHD. Natural gradients across the envelope are very gentle, typically less than 2°. The steepest natural gradients (5-6°) are associated with a subtle ridgeline located to the northeast of the accommodation village. Steeper gradients are associated with the historic mining operation, where slope angles range from 15-20° on waste rock landforms (WRLs), 20-35° on the tailings storage facilities (TSFs) or over 80° on the walls of abandoned pits. The heights of existing WRLs do not exceed 35 m above surrounding ground levels. 4.1.2 Vegetational Setting The Mount Holland mine is located within the Great Western Woodlands (GWW), which is nominated as a natural place under the National Heritage List. The GWW is situated in the semi-arid interior of southwest Western Australia and is one of the largest remaining, and most intact, temperate woodlands left on Earth. The GWW is an area of great biological diversity that extends over 16 million Ha and supports approximately 3,000 species of flowering plants, about a fifth of all known flora in Australia (Covalent, 2020). The project considers different management plans to protect the flora and fauna identified within the project envelope. 3 Australian Height Datum (AHD) corresponds to the mean of a set of tidal height measurements which were recorded over the period 1966-1968 at 30 stations distributed around the entire coastline of Australia. TRS-MtHolland-Rev1-20250417 Page 27 4.2 Climate and Length of Operating Season The regional climate is one of extremes, where droughts and major floods can occur within a few years of each other. The Bureau of Meteorology (BoM) Lake Carmody meteorological station (No. 10670) is located approximately 51 km southwest of the Mount Holland Mine and provides 77 complete years of data. The climate is semi-arid with a mean annual rainfall varying from 300 mm to approximately 350 mm, with mean and median annual rainfalls of 332 mm and 329 mm, respectively. The rainfall that occurs during the early winter months of June and July tends to be more reliable and generally of a greater total volume than the less dependable, but more intense, summer rainfalls from January to March. Remnant tropical cyclones and associated depressions can occasionally bring heavy rains to the region; however, they are erratic and infrequent. Minimum and maximum annual rainfall totals of 156.2 mm and 558.3 mm, respectively, have been recorded at the Lake Carmody station. On average, there are approximately 66 rain days each year, although this may be as low as 15 days and as high as 130 days. The longest period without rain was 138 days, between 1 November 1920 and 19 March 1921. Temperatures recorded at the BoM Hyden synoptic station, situated approximately 88 km west-southwest of the Project, indicate the following: • Mean daily maximum temperatures range from 33.7°C in January to 16.4°C in July. • Mean daily minimum temperatures range from 15.9°C in February to 4.6°C in July. • Highest and lowest daily temperatures of 48.6°C and -5.6°C have been recorded in February (2007) and July (1982), respectively. • Typically, there will be in the order of 10 days each year with daily maximum temperatures in excess of 40°C, most of which will occur in December, January, and February. • On average, 31 days each year can be expected when minimum temperatures will be 2°C or less and light ground frosts are possible. Two thirds of such days will occur in the months of June, July and August (southern hemisphere winter). In the absence of a local evaporation record, pan evaporation data for the Merredin and Salmon Gums Research Stations has been applied to the Mount Holland Mine. This provides a mean annual pan evaporation of 1,867 mm (Kidman, 2017). 4.3 Accessibility and Transportation to the Property The Mount Holland mine is accessed by land using the Parker Range Road and Marvel Loch- Forrestania Road, which is an all-season gravel road. A section of the Parker Range Road connected to the Great Eastern Highway is a paved road with connectivity to Southern Cross, Kalgoorlie and Perth. TRS-MtHolland-Rev1-20250417 Page 28 Also, the Mount Holland mine can be accessed by air using an aerodrome and associated infrastructure, south of the mine. The aerodrome has an east-west orientation following Civil Aviation Safety Authority (CASA) standards. 4.4 Infrastructure Availability and Resources 4.4.1 Water Fresh water is supplied from the state-owned Gold Fields Water Pipeline. A 136 km self-owned and operated water pipeline has been constructed to connect the Gold Fields Water Pipeline tie-in in Moorine Rock to the Mount Holland mine site. 4.4.2 Electricity Power for the Mount Holland mine site is sourced from the state grid with connection to the Western Power transmission lines to the east side of the mine. 4.4.3 Personnel The Mount Holland mine is located south of the town of Southern Cross and associated communities. The Mount Holland mine primarily sources its labour on a fly-in/fly-out basis from Perth, which allows personnel to be recruited from a wide talent pool. 4.4.4 Supplies The Mount Holland mine site is supplied via road access through the Marvel Loch-Forrestania Road. The Project includes scope to upgrade and seal the road between the Great Eastern Highway and the Mount Holland Mine site which is scheduled for completion in 2025.

5 HISTORY

5.1 Pre-production History

The Forrestania Greenstone Belt (FGB) and its northern extension, the Southern Cross Greenstone Belt, have long been the focus of gold and nickel exploration. The gold and nickel potential of the area was first recognised in 1980 by Harmark Pty Ltd, which led to an extensive exploration campaign. In 1985, Aztec Exploration Ltd conducted soil sampling over the Bounty area, which highlighted numerous discrete zones of gold anomalism, with results ranging from 100 to 1,000 parts per billion (ppb) gold within a broad anomalous trend. Follow-up rotary air blast (RAB) and reverse circulation (RC) drilling intersected the main body of gold mineralization. Mining of the Bounty gold deposit started in 1988, with over 640,000 t at 5.55 grams per tonne (g/t) gold for 114,000 ounces of gold mined from the Bounty, West and North Bounty pits. Underground mining followed at Bounty and Bounty North, resulting in a total exceeding one million ounces of gold mined (Covalent, 2020).

Several satellite pits were also mined to provide supplementary oxide feed to the Bounty Mill, and these include the Blue Vein, Earl Grey, Darjeeling, Jasmine, Razorback, Bushpig, Tasman, Diemens, and Blue Haze deposits. Except for the Blue Vein deposit, these deposits have been largely unexplored since the cessation of gold production in 2002.

The rare-element pegmatite potential of the FGB was first recognised in the mid 1970's when a small, complex lepidolite-type pegmatite was discovered during nickel exploration. This pegmatite produced small quantities of tantalum and gem quality elbaite (rubellite) and beryl (morganite). Narrow spodumene-bearing pegmatites were also identified in the northern extent of the FGB.

Prior to 2016, no systematic exploration for rare-element pegmatites had been undertaken in the district since the discovery of the rubellite and tantalum-bearing gem pegmatite in the early 1970s. Following the acquisition of the Project from the administrators of Convergent Minerals, Kidman Resources undertook a high-level review of the region which led to the discovery of the Bounty and Earl Grey pegmatites.

Exploration by Kidman Resources beginning in 2016 defined numerous occurrences of rare-element pegmatites across the FGB. By far the most significant of these was the Earl Grey pegmatite, now the Mount Holland deposit. Albite-spodumene type pegmatites have been observed in the Bounty and Blue Vein pits. Albite-type pegmatites have been proven at Prince of Wales. Complex spodumene- and lepidolite-type pegmatites have been determined at Blue Vein, Mt Hope and South Holland (Kidman Resources, 2018).

In November 2019, Covalent published its Integrated Definitive Feasibility Study (IDFS) for the Mount Holland Project. In January 2020, the Shareholders delayed the Final Investment Decision to the first quarter of 2021. The Shareholders set two specific objectives for 2020:

TRS-MtHolland-Rev1-20250417 Page 29

GEOINNOVA

- Undertake a value optimisation process to identify, prioritise, quantify and risk assess ideas with the aim of defining the best possible project, and
- Increase certainty (and reduce risk) by continuing key activities relating to approvals, co-products, quality, cost and schedule.

The conclusion of this work was documented in the Updated Integrated Definitive Feasibility Study (UIDFS) published in November 2020. The Final Investment Decision was made in 2021 and construction commenced later that same year.

5.2 Production History

The Mount Holland Mine is in production. A high-level summary of key project dates is noted in Table 5-1.

Table 5-1 Key project dates.

Year	Activity
2019	Integrated Definitive Feasibility Study (IDFS) published
2020	Update IDFS published
2021	Final Investment Decision (FID) made
2021	Construction at Mount Holland commenced
2022	Mine concentrator construction complete
2023	Open pit mine development complete
2023	Concentrator commissioning complete
2025	Refinery construction & commissioning complete (planned)

5.2.1 Mining

Waste pre-stripping of the Mount Holland open pit commenced in February 2022. First ore was mined and delivered to the ROM pad in December 2022.

5.2.2 Processing

Commissioning of the Mount Holland concentrator commenced in 2023 with the first tonnes through the crushing system in May 2023, and the first tonnes through the wet plant in August 2023. Commissioning of the concentrator ran from August 2023 to December 2023 and the first on-spec concentrate was produced in December 2023. Ramp up of the concentrator continues into 2025.

TRS-MtHolland-Rev1-20250417 Page 30

GEOINNOVA

6 GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT TYPES

6.1 Regional, Local, Property Geology and Significant Mineralized Zones

6.1.1 Regional Geology

The Forrestania Greenstone Belt (FGB) is located within the Southern Cross Domain of the Youanmi Terrane, one of several major crustal blocks of the Archaean Yilgarn Craton of south-western Australia. The FGB and its northern extension, the Southern Cross Greenstone Belt (SCGB), form a narrow 5-30 km wide curvilinear belt that trends north–south over 250 km. The greenstone belt broadly comprises a lower mafic-ultramafic volcanic succession and an upper sedimentary succession intruded and bounded by granitoid plutons. The lack of outcrop and the complex structural history of the FGB makes a detailed geological map and stratigraphic framework difficult to establish, with most authors simply dividing the succession into individual north–south trending "ultramafic belts" for stratigraphic and exploration purposes (Kidman Resources, 2018).

No formal names are currently recognised by Geoscience Australia or the Geological Survey of Western Australia for any stratigraphic units within the greenstone belt (DMIRS, 2018). The basement geological map is included in Figure 6-1. The grade of metamorphism increases from upper greenschist-lower amphibolite facies between Bounty and Mt Hope up to granulite facies in the north and northeast of the belt (Figure 6-2).

The greenstones are intruded and bounded by voluminous granitoid plutons of syn and post-orogenic affinity. The rare-element pegmatites of the belt are believed to be genetically related to a suite of post-orogenic low-Ca granitoids, and cluster in two known fields, Mount Holland and South Ironcap. A series of east-west trending dolerite dikes belonging to the Widgiemooltha dike swarm cross-cut the belt.

6.1.2 Local Geology

Bedrock Geology

The Earl Grey pegmatite is hosted within the north-south trending amphibolite facies volcano-sedimentary stratigraphy of the mid-eastern ultramafic belt (Figure 6-3). The stratigraphic succession broadly progresses up-dip towards the west, although potential repetition along major north-south trending shears makes the original sequence difficult to ascertain.

The base of the sequence is dominated by high-Mg basalt with intercalated horizons of andesite, mafic sediments, banded iron formation (BIF), komatiitic basalt and tholeiitic sills. A package of komatiites with intercalated BIF sits atop the high-Mg basalt, with this contact appearing at least partly structural. At the far west of the deposit, pelitic and carbonaceous schists of the upper sedimentary succession occur in faulted contact with the komatiites.

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GEOINNOVA

Two major Proterozoic dolerite dikes intersect the greenstone sequence in the vicinity of Earl Grey, including the 400 m wide Binneringie dike, which marks the southern extent of the deposit.


GHOOLI DOME
PARKER DOME
Mt Holland pegmatite Field
Ironcap pegmatite field
720,000mE
760,000mE
YOUANMI TERRANE
Southern Cross Domain
Southern Cross GB
Forrestania GB
Town
Terrane Boundary
Domain Boundary
Greenstone Belt (GB)
200km
Earl Grey lithium deposit
Major gold mine
Major nickel mine
Syncline axial plane
Major regional fault or shear zone
Palaeoproterozoic gabbro dykes
GRANITOIDS
Post-tectonic (Low-Ca) granitoids: Undeformed granodiorite, adamellite, monzonite and pegmatite
Syn-tectonic (High-Ca) granitoids: Foliated to gneissic granodiorite and syenogranite
GREENSTONES
Meta-sedimentary rocks: Psammitic, pelitic, carbonaceous and exhalative shale, chert, schist, gneiss, migmatite
Meta-ultramafic rocks: komatiite and komatiitic basalt with dolerite and basalt. Minor BIF and pelitic metasediments
Meta-mafic rocks: high-Mg and tholeiitic basalt with dolerite sills and intercalated metasediments and BIF
N
0
20
40
kilometers
Grid: Map Grid of Australia (MGA94) Zone 50

Figure 6-1. Simplified geology of the Forrestania Greenstone Belt, highlighting known pegmatite fields. Source: Covalent (2020) based on DEMIRS 1:500.000 interpreted bedrock geology map (2018).

Surface Geology

The residual weathering zone around the Earl Grey pegmatite extends 30 to 40m below surface, with few instances of outcrop or subcrop in the area. Shallow depressions of limited extent contain minor

TRS-MtHolland-Rev1-20250417 Page 32

GEOINNOVA

alluvial and colluvial sediments; however, no significant channels have been identified in the immediate area. The area is predominantly covered by a veneer of laterite, up to 5 m in thickness, which is underlain by a 10 to 15 m deep alluvial zone of pallid grey to mottled clay material. The regolith becomes increasingly iron-rich toward the base of the weathering profile, with ferric induration common.


130°
Parker Dome
32°
Granitoid
Greenschist Facies
Amphibolite Facies
Granulite Facies
Earl Grey Li
Bounty Au
Flying Fox Ni
N
0
25
kilometers

Figure 6-2 Map of interpreted peak metamorphic conditions across the Forrestania Greenstone Belt. Source: modified from Ahmat (1986).

6.1.3 Earl Grey Pegmatite

The Earl Grey pegmatite group consists of a main tabular pegmatite body flanked by numerous narrower hanging wall and footwall apophyses. The pegmatite has a strike length of at least 1 km, and a dip extent of over 2 km and a thickness of up to 100 m. The pegmatites become progressively narrower and more branched to the south and the east of the main pegmatite until even the main body divides into several narrower dikes. Narrow blocks of enclosed wall rock rafts are present within some areas of the pegmatites.

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The pegmatites have an approximate strike of 210° to 220° and dip of 5° to 15° to the northwest. At their western margin, the pegmatites appear to be affected by gentle folding. The dip of the pegmatites is variable, with the pegmatite steepening from sub-horizontal in the south to 10° to 15° to the northwest north of the Earl Grey gold pit. Several footwall pegmatite branches dip to the southwest at around 20°, potentially intruding the same set of structures as the Bounty pegmatites.



6447500
6446900
6446300
6445700
Map Grid of Australia
MGA Zone 50
0m
500m
758500
759000
759500
760000
760500
Komatiite
High Mg Basalt
Calc-Alkaline Basalt
Sediments
Dolerite
Komatiitic Basalt
Tholeiitic Basalt
Banded Iron Formation
Pegmatite
Shear Zone
Reserve Pit

Figure 6-3. Simplified local geology of the Earl Grey pegmatite at 350 m RL.

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GEOINNOVA

The pegmatite group is truncated to the south by the east-west trending Binneringie dolerite dike. Similarly, a 20 m thick dolerite dike crosscuts the pegmatite to the north (south of the Earl Grey gold pit). The full down-dip depth extent of the pegmatites is not currently understood, with deep drillholes suggesting the main pegmatite pinches out and another pegmatite of similar thickness develops in the hanging wall. The eastern extents of the pegmatites have not been well defined at this stage, with the pegmatites narrowing to sub-meter thickness at around 1.5 km east of the Mount Holland Shear (Covalent, 2020).

6.2 Deposit Types and Mineralization

The Earl Grey pegmatite group consists of a simple albite-quartz-microcline-spodumene petalite dominated assemblage with minor biotite, muscovite, and tourmaline (Covalent, 2020). The lithium aluminosilicates spodumene and petalite are by far the most abundant lithium-bearing minerals in the Earl Grey pegmatite; however, a wide array of trace lithium phases have also been documented. These are mostly late-stage alteration related phases, and except for cookeite, are a rare occurrence. Textures range from extremely coarse pegmatite through to finer grained seriate granitic to aplitic and late-stage replacement textures. The Earl Grey pegmatite group does not display the strong concentric mineralogical zonation commonly associated with complex rare element pegmatites.

The spodumene, petalite, and alteration assemblages are restricted to distinct zones within the pegmatite and are strongly correlated with individual fault blocks and their bounding structures, Figure 6-4. Trace amounts of the non-dominant lithium mineral species are present within the different domains.


W
E
Mt Holland Shear
Mid-Western Shear
Mid-Eastern Shear
Petalite
Spodumene-Petalite
Spodumene (SQI)
Cookeite (Alteration)
0
100
200
m

Figure 6-4. Schematic cross section of the Earl Grey deposit displaying lithium mineral domains. Source: Covalent (2020).

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GEOINNOVA

7 EXPLORATION

7.1 Nature and Extent of Exploration

Prior to mining, extensive exploration was undertaken to support the Resource and Reserve estimation, comprising of surface mapping and extensive subsurface drilling carried out on the property. Exploration and early Resource definition was predominantly carried out by Kidman Resources, beginning in 2016. Since 2020, Covalent has completed additional diamond and RC drilling for metallurgical sampling and improvement definition of the ore body. Grade control drilling, face mapping and further resource definition drilling have been incorporated into the production schedule since the commencement of mining. These activities support grade control modelling and resource model updates.

7.2 Historical Exploration

Historic exploration at the Earl Grey deposit is primarily drilling based. Many historic surveyed diamond and RC exploration drillholes along the Twinings gold trend contained narrow pegmatite intercepts which have been of use in delineating the geometry of the northernmost hanging wall pegmatite dikes in the mid-western block. Most have not been assayed for elements other than gold and as such, the logged pegmatite boundaries have been utilized to generate the pegmatite volumes. The historic rotary air blast (RAB) and air core (AC) drillholes have not been used for resource estimation (Kidman Resources, 2018; Mining Plus, 2021).

7.3 Exploration Since 2016

7.3.1 Drilling

Ore body definition was informed through a series of drilling campaigns. Initial discovery drilling was completed prior to 2016 and followed up with resource definition drilling to support the maiden resource in 2016 and an updated resource statement in 2018 (RD-16, RD-17, RD-18 campaigns). During these campaigns twin holes were also drilled using diamond drill equipment to provide samples for metallurgical testing. Covalent's 2020 drilling program included additional diamond drilling for metallurgical sampling as well as grade control drilling in the starter pit area to support initial grade control modelling and mining.

Recent drilling has mainly focused on infill in the short-term mining areas, with RC drilling to a nominal drill spacing of 25m by 25m to support grade control modelling (GC-20, GC-21, GC-24 campaigns). Some resource definition drilling has occurred immediately north to infill stage 6 to 50m by 50m (RD-23, RD-24 campaigns). Table 7-1 includes a summary of drill hole information at the end of 2024 which was used to inform the current Mineral Resource Estimate. The location of the drill collars is shown in Figure 7-1.

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GEOINNOVA

Table 7-1. Drillhole summary. Source: GeoInnova (2025) Mineral Resource Estimation report (Geoinnova, 2025).

Drillhole Type	Number of Drillholes	Number of Drilled Meters
RC	601	92,059
DD	118	25,084
SON	1	15
Total	719	116,872

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758500 758750 759000 759250 759500 759750 760000 760250
6448000
6447750
6447500
6447250
6447000
6446750
6446500
6446250
6446000
6445750
6445500
N
DD
RC
SON
2025_ReservePit
2025_ResourcePit
0 100 200 300 m
Map Grid of Australia
MGA Zone 50

Figure 7-1. Location of drill collars shown with resource pit and final pit outline.

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GEOINNOVA


S
N
300
100
6445600
6446100
6446600
6447100
6447600
Vertical exaggeration: 1x
Legend
Li2O_pc
≤ 0.5
≤ 2
≤ 1
≤ 2.5
≤ 1.5
> 2.5
Lithology
Dolerite
Pegmatite
EOY 2024 Pit
Reserve Pit
0m
1000m
Map Grid of Australia
MGA Zone 50

Figure 7-2. Cross section of Earl Grey pegmatite at 759,475m E with drill intercepts (within the 2025 Reserve pit).

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Page 39

GEOINNOVA

The majority of drillholes present at Earl Grey have been drilled using reverse circulation (RC) standard drilling techniques. The diamond drilling comprises NQ, NQ2, HQ and PQ sized drillholes drilled for geological, metallurgical, and geotechnical purposes. Recoveries for RC pre-collar and RC drill holes ranges between 70-90% in this geological/geomorphological setting. Recoveries for the DD drill core are in the order of 95-100%. Recoveries are notably less where shear zones or other structural disruptions have been intersected.

The orientation of the drillholes in relation to the pegmatites sampled, as interpreted by Covalent, are shown on sections in Figure 7-2. Geological modelling indicates most drillholes intersected the pegmatite at relatively acute angles (less than 90º), and therefore the intersect length is not considered a representations of the pegmatite true thickness and the real thickness is determinate based on the geologic modelling.

The resource has been drilled at either a 25m x 25m orthogonal grid, a 50m x 50m orthogonal grid or a 50m x 50m dice-five pattern, with minor areas of drilling at 100m x 100m and greater in the along-strike and down-dip extension areas, Figure 7-1.

Resource drilling was initially carried out on wide spacing to determine the extent of the mineralization. This was followed by a drilling program on a 50m x 50m grid to support the resource estimate. Grade control drilling on a 25m x 25m grid is carried out routinely to support grade control modelling in the short-term mining areas.

7.3.2 Drillhole Surveys

The planned drillholes location points were surveyed by handheld GPS initially. Re-survey of the drill hole collar co-ordinates was undertaken by Kidman Resources and Covalent for all drill holes reported by a subcontractor using survey industry standard differential GPS technique. Holes were surveyed using traditional downhole gyroscopic survey at intervals ranging between 10 to 30 m. The drillholes completed by Covalent have been surveyed using DGPS by Covalent's own survey team, ensuring accurate measurement of drillhole surveys.

7.3.3 Logging

All drillholes were geologically logged and recorded within a database by Kidman Resources initially and then by Covalent. All the core and rock chips intervals from the reported drill holes have been logged and compiled into a database.

Quantitative and qualitative geological information captured by Kidman Resources and Covalent Geologists was imported and consolidated into a database, for interpretation, analysis, and verification purposes.

Logging data collected from drillholes include:

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TRS-MtHolland-Rev1-20250417 Page 41 • Geological logging over geological and alteration basis, dependent on observed changes for various parameters (e.g., lithology, mineralogy, weathering, structural occurrence, etc.), based on procedures developed by Kidman Resources following industry standards. • Drill core intervals were also logged on a geotechnical basis and structural orientation measurements recorded. • Drill core was routinely photographed on core tray basis. In the QP’s opinion the geological data was collected in sufficient detail to support Mineral Resource Estimation and Reserve definition. 7.4 Hydrogeology 7.4.1 Regional Hydrogeological Setting The Mount Holland Mine is within the Westonia Groundwater Area of the Southern Cross Province. The principal groundwater sources in the Southern Cross Province comprise: • Regional catchment-controlled flow systems in fresh and weathered fractured rock. • Tertiary paleochannel sands. • Calcrete units that commonly overlie paleochannel deposits. • Shallow alluvium. Paleochannel sands, calcrete and shallow alluvial deposits constitute locally important aquifers in the Southern Cross region, although the chemical quality of the groundwater is variable, with salinity tending to increase downstream in the system. The highest quality (lowest salinity) groundwater is found in the meteoric recharge zones, in proximity to the groundwater catchment divides. Tertiary paleochannel fill to the east of the Mount Holland Mine comprises gypsiferous silts and sands. The deep weathering profile of the ultramafic and basaltic sequences characteristic of the Southern Cross region, result in a thick siliceous caprock. Modest supplies of groundwater can be obtained from this weathered zone. Fractured basement aquifers are characterized by secondary porosity and permeability, resulting in complex fracturing, enhanced by chemical dissolution. The storage capacity and hydraulic conductivity of these aquifers is dependent on density of interconnected jointing and fractures (secondary porosity). In the vicinity of the Mount Holland Mine, fracturing below the caprock is prevalent, with the development of siliceous magnesite veins. The groundwater supplies are typically saline to hypersaline (Kidman Gold Pty Ltd, 2017). 7.4.2 Earl Grey Hydrogeological Setting Hydrogeological investigation drilling was undertaken by Groundwater Resource Management (2017) and Kidman Resources (2017). The investigation was focused on the proposed footprint of an open pit to exploit the Earl Grey ore body. Fourteen RC boreholes we drilled to the base of the Earl Grey TRS-MtHolland-Rev1-20250417 Page 42 deposit. Test work included airlift yield and recovery testing, permeability estimation as well as groundwater sampling and hydrochemical laboratory analysis. The primary aims of the initial investigation were to: (i) evaluate site groundwater conditions, (ii) estimate the likely range of dewatering rates required for mining the Earl Grey ore body, and (iii) assess the likely hydrochemical quality of the abstracted groundwater. The investigation concluded that: • The water table is relatively deep, ranging from 58 to 70m below original ground level. • Low permeability conditions are generally present across the proposed pit footprint. • Airlift yields were very low, ranging from 0.2 to 4.0 L/s, with two holes found to be dry. • The northern region of the proposed pit presents higher pumping yields than the southern region. • Permeability estimates ranged between 0.006 and 0.020 m/d. With respect to the hydrochemical quality of pumped groundwater, the following conclusions were reached: • Very slightly acidic to circum-neutral waters, with pH values in the range 6.1 to 6.8. • The waters are saline to hypersaline, presenting total dissolved solids (TDS) concentrations ranging from brackish to brines, between 17,000 mg/L and 120,000 mg/L. For comparison, the average salinity of ocean water is around 35,000 mg/L. • Sodium and chloride as the dominant ions. Bicarbonate, calcium, and magnesium are also present in significant concentrations. • The water is chemically very hard. 7.4.3 Bounty Mine Water Supply Hydrogeological Setting The Bounty water supply supplemented the borefield and operated between 1988 and 2001. Numerous studies were undertaken over this period and the hydrogeology is well understood. Dewatering was achieved by a combination of pumping from the Bounty underground mine and abstraction bores near the underground portal. Inflows to the mine void were found to be structurally controlled by fractures, shear zones and a cross-cutting pegmatite vein. At the end of mining in 2001, the abstraction rate for the Bounty mine was approximately 2,400 m³/day (Groundwater Resource Management, 2014). The Bounty water supply is hypersaline, varying between 75,000 and 140,000 mg/L TDS and has a circum-neutral pH of between 6.2 and 7.6 (Groundwater Resource Management, 2014). 7.4.4 Southern Borefield Hydrogeological Setting An existing borefield is located approximately 8 km southeast of the accommodation village and was operated between 1988 and 2002. The borefield is situated in the Mt Hope caprock aquifer, located TRS-MtHolland-Rev1-20250417 Page 43 on the eastern flank of the Forrestania-Southern Cross Greenstone belt. The geology in this area is characterized by a north-northwest striking, steeply dipping Archaean succession of altered mafic and ultramafic volcanic flows with associated metasediments. The ultramafic lava flows have been subject to structural deformation, and in places are extensively weathered, resulting in the development of a fractured, silicified, vuggy caprock aquifer of limited vertical and lateral extent. Current knowledge of the aquifer indicates that it is relatively narrow but extensively developed along its strike. The aquifer has a known strike length of 4,500 m and is 20 to 40 m thick. It is underlain by slightly weathered ultramafic or basaltic lavas. Fractures and shear zones in strata adjacent to the ultramafic caprock may increase the extent of this aquifer and the volume of available groundwater resource. The caprock aquifer is highly anisotropic, with permeability being controlled by the spatial density of interconnected fractures, and the degree of weathering and alteration of the rock. Test pumping data suggests that aquifer conditions vary locally from unconfined, with a delayed yield type response, to semi-confined, with leakage effects. During operations, the borefield pumped at up to 3,000 m³/day. Recoverable storage volumes for the aquifer have been estimated to be around 20,000,000 m. The static water level in the borefield is typically between 7 and 18 m below ground level and the water quality is hypersaline, with TDS values ranging between 73,000 mg/L and 87,000 mg/L. In the QP’s opinion, the completed hydrogeologic studies, collected data, and subsequent analysis is appropriate for the overall low hydraulic conductivity of the local hydrogeologic system. 7.5 Geotechnical Data, Testing and Analysis A range of geotechnical assessments have been carried out including: • Rock quality designation (RQD) and fracture counts per meter of core were measured. • Laboratory rock strength testing on representative samples of borehole core, performed by WASM Geomechanics Laboratory. • Discontinuity orientation data collection in old pits. • Mining rock mass classification (MRMR). • Block stability studies. • Limit equilibrium stability analysis. • Slope designs. The collected data was used for pit design. In the opinion of the QP, the data collected is sufficient for current mining activities. Quantitative slope stability monitoring will be required throughout all stages of mining and local adjustments to design parameters may be necessary to satisfy stability requirements. TRS-MtHolland-Rev1-20250417 Page 44 SAMPLE PREPARATION, ANALYSIS AND SECURITY 8.1 Sampling and Sub-sampling Techniques Samples of the lithium bearing pegmatites were collected by diamond drilling and reverse circulation drilling. All metallurgical/geotechnical/Mineral Resource definition drill holes have targeted spodumene-bearing pegmatite within and adjacent to the Earl Grey Lithium Mineral Resource. 8.1.1 Diamond Core Sampling Core samples were marked up prior to logging and sampling as per standard industry practice. Pegmatite samples were selected on the basis of core recovery and of mineralogical and textural changes — particularly the abundance of spodumene or petalite. A buffer zone of host rock, 5-6m either side of the pegmatite, was also sampled at 1m intervals. Core samples were cut lengthwise by diamond bladed core saws to produce two half core lengths. The two half core samples are then halved again to produce quarter core samples, this is normal industry practice. One half, or one quarter, of the selected core sample was collected and bagged, marked up and forwarded to a laboratory for geochemical analysis. The remainder of the sample material is retained for reference at the core storage facility. Sampling practices were appropriate to a lithium-pegmatite deposit and follow best industry practice and any bias introduced by this sampling procedure is accounted for during the resource estimation process. 8.1.2 Reverse Circulation Sampling Reverse Circulation holes for sampling were cone split directly from the cyclone, utilising dust suppression techniques, with ¼ of the spilt (2-3 kg) bagged and sent for sample analysis. A chip tray of the spoils and approximately 100g of pulp were retained for future analysis. RC samples were homogenized by cone splitting prior to sampling and pegmatite was assayed at 1m intervals, with 5-6m buffers of the host rock around the pegmatite also sampled at 1m intervals. 8.1.3 Sample Preparation and Assay Protocols Before the commissioning of the on-site lab in March 2024, Kidman and Covalent utilised the independent analytical services of Australian Laboratory Services Pty Ltd (ALS) (https://www.alsglobal.com), a NATA (National Association of Testing Authorities) and ISO 9001:2008 accredited laboratory. ALS laboratory is commercial and independent of Kidman Resources or Covalent. As umpire laboratory Covalent and Kidman Resources utilised Nagrom Analytical Services (http://www.nagrom.com.au/). The sample preparation procedure used includes the following: • Sort all samples and note any discrepancies to the submittal form,

GEOINNOVA

- Record a received weight (WEI-21) for each sample,
- Crush samples to 6mm nominal (CRU-21),
- Record a crushed sample weight,
- Split any samples >3.2kg using a riffle splitter (SPL-21),
- Generate internal laboratory duplicates for nominated samples, assigning a 'D' suffix to the sample number,
- Pulverize samples in LM5 pulverizer until grind size has 90% passing 75µm (PUL-23),
- Check pulverize size on 1:20 wet screen (PUL-QC),
- Take ~100g work master pulp for 0.2g sample for sodium peroxide fusion with ICP-OES or ICPMS finish.

Since March 2024, all geological samples have been processed by the Mount Holland on-site laboratory. The laboratory is not certified, however adequate QAQC procedures are in place to ensure the integrity of the assays results, including the use of the ALS Malaga laboratory as an umpire laboratory.

The on-site lab analytical process is as follows:

- Sort all samples and note any discrepancies to the submittal form,
- Register the samples in the Labware software and print out sample bag sticker to be applied to sample bags,
- Dry samples in an oven at 105 ± 5 ° C,
- Crush samples in jaw crusher to 90% passing 5mm,
- Split samples using a rotary splitter and riffle splitter down to a mass of 100g - 150g,
- Pulverize samples in Alsto PV2 or Herzog HPMA pulverizer,
- Take ~100g work master pulp and a 0.2g sample for sodium peroxide fusion with ICP-OES finish.

The concentration of the analytes listed in Table 8-1 were routinely determined by the laboratory assays. Additionally, for selected samples, Au is appended to the standard list of 25 analytes.

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Table 8-1. List of analytes routinely assayed in Mount Holland samples.

Al_2O_3	As	Be	CaO	Co
Cr_2O_3	Cs	Cu	Fe_2O_3	K_2O
Li_2O	MgO	MnO	Nb	Ni
Pb	Rb	S	SiO_2	Sn
Ta	Th	TiO_2	U	Zn

8.2 Quality Control and Quality Assurance

A comprehensive Quality Control and Quality (QAQC) was performed in March 2025 by the SQM Resource team in preparation for an update to the Mount Holland Mineral Resource Estimate (SQM, 2025). This review considered 67,811 assays and QAQC samples collected between April 2016 and December 2024 within a bounding box of 758500N to 760500 N, and 6445000E to 6449000 E, from a database export on January 6th, 2025.

8.2.1 Certified Reference Materials

Certified Reference Materials (CRMs) were included in sample submissions to monitor the accuracy of analytical results. All CRMs performed acceptably to within three standard deviations of the reported or indicative value, and global biases remained below 5% for all CRMs analysed. Insertion rate was generally good, ranging from 1% to 5%, but greater than 3% for most drill campaigns. The CRM results reflect good accuracy in the assay data of the 2025 MRE database.

Table 8-2 Global bias analysis of Li_2O in commonly used CRMs (>80%) at Mount Holland.

CRM	Count	Expected Li_2O%	Mean Li_2O%	Global Bias	Outliers >2 SDs	%	Outliers >3 SDs	%
OREAS-147	103	0.489	0.463	-5%	4	4%	0	0%
OREAS-750	138	0.496	0.482	-3%	4	3%	0	0%
OREAS-751	139	1.010	0.979	-3%	3	2%	0	0%
OREAS-752	123	1.520	1.501	-1%	0	0%	0	0%
OREAS-753	123	2.190	2.150	-2%	5	4%	1	1%
GTA-01*	188	0.674	0.699	4%	2	1%	0	0%
GTA-02*	204	0.369	0.372	1%	38	19%	5	2%
GTA-03*	191	1.675	1.720	3%	33	17%	9	5%
GTA-04	332	2.056	2.085	1%	30	9%	7	2%
GTA-05	331	1.844	1.901	3%	38	11%	3	1%
GTA-06	345	1.725	1.764	2%	34	10%	4	1%

* Li_2O values are indicative only.

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8.2.2 Field Blanks

Field blanks were inserted into DD and RC lab batches from 2020 onwards, with an acceptable insertion rate, ranging 2%-5% of the total number of samples submitted for each drill campaign. The field blanks performed well, with close to 100% of analysis returning Li_2O values below three times the detection limit (a threshold of 0.15% Li_2O). These results indicate no Li_2O contamination issues across the MRE dataset. Most of the coarse field blank material used over the life of the Mount Holland deposit has not been appropriate for use as a blank for Fe_2O_3. It is therefore not possible to assess lab introduced Fe_2O_3 contamination in the present MRE dataset.

8.2.3 Field Duplicates

Field duplicates have been collected routinely across the course of resource and grade control drilling to assess variances introduced in the assay data by sample preparation stages. These duplicates comprise 1%-4% of the total samples submitted for each drill campaign. For a coarse field duplicate program to have acceptable results 90% of the duplicate pairs should have an absolute relative differences equal to or smaller than 25% (Rossi & Deutsch, 2014) where the absolute relative difference for each pair is defined as: (Original-Duplicate)/((Original+Duplicate)/2). All the drill campaigns meet the criteria for Li_2O except for the GC-20 RC campaign, which has 11.9% failed pairs and an R^2 value of 0.889. As the GC-20 RC samples were prepared and analysed at ALS Perth under the same conditions as subsequent RC drill campaigns (GC-21, RD-23), the poor field duplicate results for the GC-20 most likely reflect poor duplicate sampling procedures over this period. Across the entire MRE database, approximately 85% of the field duplicate pairs have an absolute relative difference equal to or smaller than 25% for Li_2O and Fe_2O_3. While this does not meet typical acceptance criteria, the proportion of passed duplicate pairs is sufficient to pass field duplicate program the with a caveat that data from the GC-20 RC campaign should be treated carefully.

Table 8-3 – Relative difference analysis for Li_2O in field duplicate samples.

Campaign	Drill Type	Duplicate Pairs	Mean AD	Mean ARD	Failed Pairs	Failed Pairs (%)
RD-16	DD	19	-0.023	0.021	0	0.0
RD-16	RC	458	-0.005	0.011	10	2.2
RD-17	DD	233	0.039	0.033	16	6.9
RD-17	RC	361	0.001	-0.004	6	1.7
RD-18	DD	38	-0.013	-0.007	3	7.9
GC-20	DD	8	-0.038	-0.047	0	0.0
GC-20	RC	413	-0.005	-0.005	48	11.6
GC-21	RC	236	0.011	0.021	13	5.5
RD-23	RC	77	0.002	0.006	2	2.6

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Campaign	Drill Type	Duplicate Pairs	Mean AD	Mean ARD	Failed Pairs	Failed Pairs (%)
RD-24	RC	31	-0.016	0.015	0	0.0
GC-24	RC	235	0.008	0.028	10	4.3


Cumulative %
ARD of 0.25
Absolute Relative Difference Li2O- Field Duplicates
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0
20
40
60
80
100
Cumulative Percentage

Figure 8-1 – Cumulative frequency plot of the absolute relative differences of Li_2O for all field duplicate pairs.

8.2.4 Lab Pulp Duplicates

Lab pulp duplicate samples were taken routinely to provide a measure of precision in the analytical procedures used to collect assay data. The rate of lab pulp duplicate analysis is adequate across most campaigns (4%-8%) except for the 2024 drill campaigns (<1%), which is an area for improvement going forward. Pulp duplicate analysis results are considered acceptable if >90% of the pairs have an absolute relative differences equal to or smaller than 10% (Rossi & Deutsch, 2014) where the absolute relative difference for each pair is defined as: (Original-Duplicate)/((Original+Duplicate)/2). Nearly 100% of lab pulp duplicate pairs have an absolute relative difference less than 10% for Li_2O, and approximately 90% of Fe_2O_3 analysis have an absolute relative difference less than 10%. Additionally, the lab pulp duplicate results are well correlated across all campaigns, with slope of regression values close to 1 and R^2 values >0.99. All lab pulp duplicate programs have statistically acceptable results, indicating low levels of analytical variance for Li_2O and Fe_2O_3 values in the MRE dataset.

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Table 8-4 – Relative difference analysis for Li_2O in lab pulp duplicate samples.

Campaign	Drill Type	Duplicate Pairs	Mean AD	Mean ARD	Failed Pairs	Failed Pairs (%)
RD-16	DD	107	-0.002	0.002	1	0.9
RD-16	RC	769	0.000	-0.015	1	0.1
RD-17	DD	552	-0.001	-0.006	0	0.0
RD-17	RC	1007	0.001	-0.007	0	0.0
RD-18	DD	221	0.002	-0.002	0	0.0
GC-20	DD	25	0.001	0.004	0	0.0
GC-20	RC	594	0.004	0.006	0	0.0
GC-21	RC	220	0.008	0.011	1	0.5
RD-23	RC	215	-0.001	-0.002	0	0.0
GC-24	RC	84	-0.002	-0.009	0	0.0


Cumulative %
ARD of 0.1
Absolute Relative Difference Li2O- Lab Pulp Duplicates
1.0
0.8
0.6
0.4
0.2
0.0
0
20
40
60
80
100
Cumulative Percentage

Figure 8-2 – Cumulative frequency plot of the absolute relative differences of Li_2O for all lab pulp duplicate pairs.

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8.2.5 Umpire Lab Analysis

Umpire lab analysis programs to monitor precision between laboratories were completed for five of the eight drill campaigns at Mount Holland, with a rate of analysis varying between 2% and 13%. Umpire lab analysis results were analysed against the same criteria as the lab pulp duplicates. All umpire lab analysis programs have acceptable results, with more than 90% of duplicate pairs recording an absolute relative difference <10% for Li_2O. Umpire lab duplicate pairs also show good correlation for each campaign, with slope of regression values within 5% of 1 and R^2 values >0.95. These results indicate good precision and limited analytical variance for Li_2O values across the labs used (ALS Perth, Nagrom, Mount Holland on site lab).

8.2.6 Iron Bias Introduced by Grinding Equipment

In 2024, Covalent commissioned an independent review of possible iron contamination from abrasion of steel grinding equipment (used at the ALS laboratories) – an issue that has been highlighted at other lithium projects. Geochemical data from samples prepared and analysed at ALS were compared with data from samples that had been crushed, milled and analysed at the Mount Holland on-site lab, which is equipped with tungsten-carbide grinding equipment. A systematic bias in iron grades was identified within the pegmatite samples (Mining Plus, 2024). Mining Plus suggested a reduction of 0.25% for Fe_2O_3 samples analysed at ALS compared to those prepared by tungsten carbide equipment at the Mount Holland lab, however Covalent geologists noted that the true bias was likely to be higher (Covalent, 2024). GeoInnova conducted a thorough review of this iron bias in preparation for an update to the Mineral Resource Estimate (GeoInnova, 2025) and developed a method for bias correction, detailed in section 11.2.1.

8.2.7 Fundamental Sample Error Calculation

The on-site laboratory procedures were reviewed and some areas for improvement identified. Calculation of the fundamental sample error for a range of sampling constants (C=10 and C=50) indicates a fundamental sample error exceeding the safety threshold of 10% in both scenarios. It is the QPs opinion that this may amplify perceived variabilities in grades resulting in a higher nugget effect in variograms and a reduction in their ranges. It may also impact conditional simulations and uncertainty studies, yielding results with higher apparent variability. The QP notes that this may impact the short-term model selectivity but will not have a material impact on the long-term model. It is recommended that a heterogeneity study is undertaken to determine the sampling constant C to enable proper quantification of the fundamental sample error as per Pierre Gy's Theory of Sampling (Pitard, 2019), and that an extra step in downsizing and splitting is implemented to reduce the magnitude of sample reduction at the riffle splitter stage (GeoInnova, 2025)

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8.3 Data Management

Primary historical data and any re-logging or new sampling data have been compiled into the Covalent database. This database has undergone a process of validation, evaluation, and consolidation by Kidman Resources and Covalent. This is standard practice and is expected to continue as the project progresses.

The geological logging and sampling information is loaded and stored in a SQL database by CORE Geoscience Australia. Import validation protocols are in place and database validation checks are run routinely on the database.

No adjustments or calibrations to the original assay data have been made, all original data is maintained within the database. All reported intercept intervals are normalized to the sample interval – weighted average method.

8.4 Qualified Person Opinion

In the opinion of the Qualified Person, the sample preparation, security, and analytical procedures implemented are adequate and appropriate to support the estimation of Mineral Resources and Mineral Reserves in accordance with industry standards and regulatory requirements. The sampling methodology has been consistently applied with validated procedures designed to ensure data integrity, reproducibility, accuracy and precision. QA/QC protocols are adequate, with monitoring programs in place to confirm analytical accuracy across laboratories and campaigns.

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9 DATA VERIFICATION

9.1 Data Verification Procedures

The QPs completed a visit to the Mount Holland mine site and Covalent Lithium office in April 2024, and a subsequent audit of data and procedures in January 2025.

The review process completed covered the following items:

- A review of sampling protocols to evaluate the representativeness and reliability of the collected samples.
- A review of QAQC results from various drilling campaigns to assess repeatability and precision of the data informing the Resource Estimate.
- Comparison of new drill results against the previous geological model and resource model to assess the predictability of the models.

- Comparison of results produced by different labs to assess for any potential bias.
- Comparison of results produced by different drilling methods to assess any bias.
- A review of the mine reconciliation data to assess the performance of the previous model.
- SQM completed a QAQC report encompassing the entire drill database influencing the estimate which was reviewed by the QP.

The reviews showed that there are adequate procedures and data precision to ensure the quality of information being collected is adequate for the estimation of Mineral Resources and Mineral Reserves.

9.2 Limitations

The QPs completed a visit to the Mount Holland Mine and the Covalent Lithium office in April 2024 to observe exploration, mining and processing activities and interact with Covalent, SQM and Wesfarmers personnel, however not all activities were able to be observed at the time due to the relative timing of the mining cycle or grade-control drilling underway at the time.

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9.3 Opinion of Adequacy

In the QP's opinion, there are no significant issues identified in the data verification. The potential variability from calculating the fundamental sample error will not have a material impact on the mineral resource or the LOM model. The data available is adequate for estimation of Mineral Resources and Reserves present in the mining property.

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10 MINERAL PROCESSING AND METALLURGICAL TESTING

Testwork campaigns to support the concentrator flowsheet and engineering design were completed at accredited laboratories under the supervision of Covalent (Table 10-1). Testwork execution follows best practice guidelines, including review of current practices, tracking of information and verification of test methodologies. The results disclosed in this paragraph are based on the Mount Holland UIDFS (Covalent, 2020).

10.1 Concentrator Testwork Program

10.1.1 Sample Selection and Testwork

Samples for metallurgical testwork were sourced via drilling campaigns using both reverse circulation (RC) and diamond drilling. Most of the metallurgical samples collected were in the area of the proposed starting pit for the mine. A map showing the location of samples collected for the pilot scale runs is included in Figure 10-1.

For the concentrator testwork program, the drillhole samples were transported to Nagrom, a mineral processing facility in Perth. Bulk composites were generated by combining the mineralised drill core samples identified for each pilot run. All composites were prepared by combining downhole samples, providing an average ore grade for testing for the (Covalent, 2020). Table 10-1 shows the different pilot runs carried out for the project and the source of samples.

Table 10-1 Concentrator test campaigns. Source: Covalent (2020).

Runs	Date	Sample Type	Intent	Li_2O
1 to 4	2018	RC Chips	Test conceptual flowsheet and produce spodumene concentrate samples for testing downstream unit operations	-
5	September 2018	Diamond Drillhole Core sample	Confirm flotation flowsheet presented in the PFS	1.47%
6	April 2019	Diamond Drillhole Core sample	Bulk flowsheet test to test collector and improve selectivity	1.53%
7	May 2019	Diamond Drillhole Core sample	Bulk flowsheet test to test collector and improve selectivity	1.41%
8	September 2019	Diamond Drillhole Core sample	Bulk flowsheet test	1.46%
9C	August 2020	RC Chips	Testwork for flotation (no DMS) used to calibrate the pilot scale flotation circuit prior to test 9A.	1.55%
9A	September 2020	Diamond Drillhole Core sample	Confirm the value optimisation flowsheet and previous testwork using ore from year one to three.	1.52%
9B	September 2020	Diamond Drillhole Core sample	Samples held in reserve at mine site.	

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759250
759500
759750
760000
760250
6446750
6446500
6446250
6446000
6445750
6445500
6445250
N
M-77/1080
E-77/2099
Resource Pit Outline
Pit Stage 1 thru 3
Metallurgical Test Colars
Run 6
Run 7
Run 8
Run 9A1
Run 9A2
Run 9C
0
200
400
600 m
Map Grid of Australia (MA94) Zone 50

Figure 10-1. Location of metallurgical testwork samples, collected from diamond drillholes.

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The samples were aggregated in bulk downhole composites. The existing metallurgical samples do not capture the complete ore body, however, from geological data and drillhole reviews, the pegmatite mineralogy across the deposit is similar. In the QP's opinion, the metallurgical samples are representative of the first 10 years of mining and, based on the mineralogical data and geological descriptions, the metallurgical test results are indicative of the expected recoveries for the spodumene domain of the deposit. The concentrator design, and the ability to blend ore from the ROM pad and the low-grade ore stockpile, is expected to allow minimization of fluctuation in feed grade, and the associated variation in lithium mass flow through the process circuit.

A summary of the testwork conducted to support the concentrator flowsheet design over the life of the Project is provided in Table 10-2. The testwork programs covered the critical design requirements for the concentrator process criteria and basis of design.

Table 10-2. Concentrator testwork summary. Source: Covalent (2020).

Objective	Provider	Description
Ore characterization	Nagrom, ALS, among others	Mineralogy determination via XRD, liberation assessment, materials handling characteristics including flowability, moisture content, draw down angle, angle of repose, and particle sizing
Crushing	Nagrom and reputable vendors	Preparation of bulk composites for testing, pilot runs, HPGR operating and design parameters
Ore classification	Nagrom	Reflux classifier
DMS	Nagrom	Dense media separation testwork at different densities
Flotation	SGS and Nagrom	Batch, locked cycle flotation tests and continuous pilot plant testing and included evaluation of feed size, collector type and addition rates, the impact of conditioning and the impact of water quality
Thickening	Reputable vendors	Dynamic thickening tests were completed on pilot plant tailings to decide thickener design parameters and engineering details
TSF	SRK	Testwork completed on coarse DMS rejects and fine blended tails to assist in design of dry stacked TSF and wet TSF
Rheology	Specialized Third Party	Testwork completed to assist in pumping design
Spodumene concentrate characterization	Nagrom and reputable vendors	Chemical analyses, XRD, mica picking, materials handling, including angle of repose, transportable moisture limit, moisture content

10.1.2 Concentrator Testwork Outcomes

Testwork completed prior to plant commissioning indicated that it is possible to produce spodumene concentrate to technical specifications from the Mount Holland mine. The results of the pilot scale

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runs are summarized in Table 10-3. Target product quality for spodumene concentrate of 5.5% Li_2O was achieved and pilot run tests achieved an average recovery of 77.6%. The targeted recovery for the Mount Holland processing plant following commissioning and ramp up has been set at 75%.

Table 10-3. Li_2O grade and deportment results from testwork. Source: Covalent (2020).

	Run 6A	Run 7A	Run 8AB	Run9A	Average
Recovery (%)	78	75	76.5	81.0	77.6
Concentrate Li_2O Grade (%)	5.7	5.9	5.2	5.6	5.6

Preliminary pilot run tests on petalite processing were also carried out and have achieved recoveries of 30%-45%, in line with petalite recoveries reported for other pegmatite projects, e.g. ~30% in piloting tests at the Arcadia project, Zimbabwe (DFS Technical Report – Prospect Resources, 2021).

The expected outputs from the concentrator are shown in Table 10-4 and are justified from the test work executed.

In the QP's opinion, the samples used to generate the metallurgical data have been representative and current plant production performances support estimates of future performance. The data derived from the testing activities described above are suitable for the purposes of estimating Mineral Resources and Reserves.

Table 10-4 Concentrator outputs terms of reference. Source: Covalent (2020).

Parameter	Unit	Value
Concentrate target Li_2O Grade	% Li_2O	> 5.5
Concentrate target Fe_2O_3 Grade	%Fe_2O_3	< 1.39
Concentrate target mica content	% Mica	< 4
Concentrate target moisture content	% w/w	< 12

10.1.3 Concentrator Commissioning and Ramp Up

Commissioning of the Mount Holland concentrator commenced in 2023 with the first tonnes through the crushing system in May 2023, and the first tonnes through the wet plant in August 2023. Ramp up of the concentrator continues and the plant is forecast to achieve name plate capacity (both in terms of throughput and recovery) by mid-2025.

Figure 10-2 shows the ramp up of the concentrator in terms of lithia recovery and monthly plant feed. The monthly plant throughput is forecast to stabilize in the order of 160 kt/month, dependent on the length of the month and timing of maintenance shutdowns. The lithia recovery is forecast to stabilize at approximately 73-76% dependent on feed grades for lithia and iron oxide.

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180
160
140
120
100
80
60
40
20
0
Monthly Feed (kt)
80%
70%
60%
50%
40%
30%
20%
10%
0%
Recovery (%)
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24
Concentrator feed
Recovery

Figure 10-2. Concentrator ramp up - 2024.

During the ramp-up phase, key areas were identified that required attention, primarily around plant stability and equipment availability. While some interruptions have impacted smooth operation, these are being actively addressed to ensure consistent performance. Improvement processes are in place to optimize recovery from the DMS and cyclone circuits, and fine-tune flotation control to maintain product grade consistently within target ranges.

10.2 Ore Sorter Testwork Program

This section details the particle sorting testwork conducted on the basalt contaminated pegmatite ore, referred to within this report as sorter feed ore. The aim of the testwork was to confirm the ability of the X-ray-based ore sorters to remove the basalt material from the pegmatite at acceptable recovery losses. Testwork was conducted using a TOMRA COM XRT series particle ore sorter at TOMRA's testing facility in NSW. The unit used for the testwork is the same size and configuration as used in other spodumene projects, and all tests were conducted at full run rate.

10.2.1 Sample Selection and Preparation

The Covalent Mount Holland Geology team selected a 17.5 tonne bulk sample to best represent the current understanding of the expected basalt-contaminated pegmatite over the Mount Holland life of mine.

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The sample was transported to Nagrom in Perth, Western Australia. Nagrom utilized vibrating screens and laboratory jaw crushers to reduce the material to the following size fractions:

- 75mm to +25mm (Coarse)
- 25mm to +8mm (Middlings)
- 8mm (Fines)

The masses of each of the size fractions were determined with samples taken for ICP analysis. Using the masses and the ICP results, the Li_2O and Fe_2O_3 splits per size fraction were determined with the results presented in Table 10-5.

Table 10-5 Ore sorter test sample mass splits. Source: COV 2024 Ore Sorter PFS (2024).

Stream	Mass split %	Li_2O Grade %	Fe2O3 Grade %	Li_2O Split %	Fe2O3 Split %
Feed - Calculated	100.0	1.21	2.52	100.0	100.0
Coarse -75+25mm	57.8	1.35	2.51	64.7	57.6
Middlings -25+8mm	21.1	1.18	2.51	20.6	21.0
Fines -8mm	21.1	0.84	2.56	14.7	21.4

Note 1: Feed grades are calculated based on the sum of the products.

Note 2: Given the bias caused by sampling coarse material, duplicates were conducted and averaged for the coarse sample.

The coarse and middling samples were transported to Tomra's Sydney facility for the ore sorting tests to be undertaken. The fines proportion is not suitable for particle ore sorting.

The samples underwent further preparation with varying basalt blends generated to allow the pegmatite recovery loss over varying basalt percentages to be determined. This was conducted by ore sorting some as received material at a low rate to target 100% efficiency with the ejected basalt. This material was then blended back into the samples at defined target ratios. The ratios targeted were:

- 1.0x – As received basalt content
- 0.5x – Half of the ejected basalt added back into the sample
- 1.5x – An additional 50% by mass of basalt added into an as-received sample

This method was conducted on both the coarse samples and the middlings samples to generate basalt mass variability samples for the ore sorting programs, with a total of six blends generated. It was theorized that this would allow for the recovery to be determined at varying basalt percentages other than the as-received sample.

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10.2.2 Ore Sorting Test Procedure

TOMRA is specialised in sensor-based sorting techniques. Sensor-based sorting is an umbrella term for all applications where particles are singularly detected by a sensor technique and rejected by an amplified mechanical, hydraulic, or pneumatic process.


High-tech sensors to identify objects
Feeding of unsorted material
Precise ejection by air jets
High-speed processing of information
(e. g. material, shape, size, color of objects)

Figure 10-3. Simplified schematic of the COM series ore sorter. Source: Covalent Lithium Mt Holland Performance Test Report (TOMRA) 2024.

Figure 10-3 shows a simplified scheme of the principle of operation of a COM sorting unit. This figure shows a “belt” sorter configuration, which means the unsorted material (1) is fed and moving along with the belt. The actual scanning (2) + (3) occurs while the material is moving along with the belt. Compressed air is used to eject the identified objects to one of the bays of the separation chamber (4). Depending on the classification the selected particles are either ejected upwards by air jets or non-ejected. It is important to note that “Eject” refers to the material that the system has been configured to blow out of the material stream; this can be either the waste or the product.

To configure the sorter and to parameterize the software, images were taken of the samples. The images were analysed using proprietary TOMRA Sorting image processing software. The programs developed here use dual-energy XRT processing which is designed to detect and classify high-density mafic waste and K-feldspar and differentiate them from the pegmatitic host rock.

10.2.3 Ore Sorting Results

Once the tests were conducted, the samples were weighed with the mass splits generated for the ‘accepts’ (product) and the ‘ejects’ (waste).

The variability samples achieved the desired effect of having an increased (1.5x) or decreased (0.5x) portion of waste compared to the pegmatite. However, the target ratios of 1.5x or 0.5x as received

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weren't consistently achieved. It is anticipated that ratios not being perfectly achieved is a combination of the ore sorting efficiency as well as the natural variability when splitting the size fractions across multiple drums.

The sorted samples were returned to Nagrom in Perth to undergo crushing and assaying for the ICP and TIMA analysis. The testwork results were reviewed to determine the efficiency of the ore sorting at the varying contamination levels tested. The recovery was derived from the mass splits, ICP and TIMA results.

The results showed a clear linear relationship between the mass ejected and the pegmatite recovery. Overall, the results indicate that the pegmatite loss for the samples tested are below 5%, with the results confirming a general rule of thumb being a 1-3% pegmatite loss per 10% of the mass ejected. Further finetuning of the ore sorter programs can be conducted, either aiming to reject more waste rock or accept more waste rock depending on the aim of the program. If the concentrator plant can accept higher iron levels, lower mass ejection could be considered, lowering the recovery loss or vice versa. Finetuning will be further studied in subsequent trials.

10.2.4 Ore Sorting Conclusions

The results from this set of test work were a success. High-grade products were produced for variable feeds for both size fractions while excellent recoveries were consistently maintained across the test program. Waste reduction was very successful for iron-rich material (host rock) and moderately successful for potassium-rich material (feldspar in the pegmatite).

Financial analysis of particle ore sorting through the life of mine plan has demonstrated the project is financially viable. A definitive feasibility study on the ore sorting facility is currently underway, which is scheduled to include additional test work.

In the QP's opinion, test work carried out to date by Covalent on ore sorting have been adequate to meet Pre-Feasibility Study standards and inclusion in the determination of Mineral Resources and Reserves.

10.3 Refinery Testwork Program

10.3.1 Refinery Test Procedure

Testwork completed for the refinery process design area is summarized in Table 10-6.

10.3.2 Refinery Results

Product specification elements considered the most challenging to control in the refinery including minor magnetic particles (MMP), carbon dioxide, silica, sodium, sulphate and the particle size distribution. From the testwork results presented in Table 10-7 the lithium deportment analysis predicts an overall refinery recovery of 85.9%, with the potential range between 82.0 and 91.5%. For the valuation a recovery of 85.0% has been selected.

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Table 10-6 Testwork summary supporting the refinery unit operations.

Objective	Provider	Description
Spodumene handling	Nagrom, ALS, among others	Mineralogy determination via XRD. Chemical analysis of test products. Preparation of bulk composites to provide an appropriate feed for testing, Materials handling characteristics including flowability, moisture content, draw down angle, angle of repose and particle sizing
Kiln, Cooling and Roasting	Nagrom, SGS, and other reputable vendors.	Conversion from alpha to beta-spodumene. Calcination parameters effect on conversion (temperature and time). Processing of materials for downstream testing. Roasting parameters effect on conversion (temperature, time, grind size acid excess). Process of material for downstream testing
Ball Mill	SGS and vendors	Bond ball work indices. Abrasion index
Leaching	Nagrom, SGS, SQM and vendors	Leaching parameter effect on elemental recovery for lithium and impurities (pH, residence time, lithium tenor). Alternative reagent suites effects. Oxidization testwork. Direct leaching testing. Pilot testing
Impurity Removal	Nagrom and various reputable vendors.	Filtration testing, wash efficiency through lithium recovery. Bench scale filtration testing for efficacy and efficiency. (Filtration rates, solid moisture content, suspended solids in filtrate). Wash efficiency of lithium and trace elements. Equilibrium characterization for impurities, residence time and kinetics study. Reagent suite optimization. Filter aid composition effect in impurity profile of filtrate.
DBS	QUBE, SQM and other consultants	Bulk handling properties including flowability, moisture content, draw down angle, angle of repose, particle size.
Glauber Salt / Crystallization	Nagrom, Veolia, among others	Equilibrium curve characterization. Initial SSA samples production for characterization. Pilot testing. Chemical equilibrium definition. Wash efficiency testing. Energy requirement testing. Impurity testing. Confirmation of recycle flows and bleed rates
LiOH	SQM and reputable vendors.	Pilot testing. Chemical equilibrium definition. Recirculation streams estimation. Wash efficiency testing. Energy requirements testing. Drying testing for equipment design. Evaluation on CO2 and MMP in final product.
Bagging, storage and handling of LiOH	Reputable vendors	Impact of compaction on agglomeration. Measurement of agglomeration based on cohesive strength. Dehydration isotherms for LiOH. Simulation of dynamics of moisture migration during storage and transport to define parameters that minimize product caking.

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Table 10-7 Li_2O grade and Li_2O deportment results from testwork.

	Predicted from testwork	Risk weighted minimum	Risk weighted maximum
Lithium losses (%)	14.1	8.5	18.0
Recovery (%)	85.9	91.5	82

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11 MINERAL RESOURCE ESTIMATE

11.1 Geological Interpretation

Surface diamond and reverse circulation (RC) drillholes have been logged for lithology, structure, alteration, and mineralization data by Kidman Resources and Covalent geologist since 2016. Pegmatite lithology wireframes were produced as a vein system in Leapfrog using geochemical criteria; SiO_2>70% and Fe_2O_3<3%. These were validated against lithological logging data, and structural data from diamond core. The pegmatite mineralogy wireframes were produced in Leapfrog from both XRD analyses, and visual mineralogical logs in diamond core. Weathering surfaces have been generated in Leapfrog from geological logging data.

Due to the consistent nature of the pegmatite identified in the area, no alternative interpretations have been considered. The Li_2O% mineralization interpretation is contained wholly within the pegmatite geological unit. However, the pegmatite interpretation has been validated through direct observations in open pit slopes and during production.

The pegmatites are found to be variable in strike and dip extent over the length of the deposit, and of variable thickness. They are intersected and offset by two major shear zones. Li_2O % mineralization within the fresh pegmatite is zoned and primarily controlled by the dominant mineralogy; spodumene and petalite dominated assemblages are enriched in lithium compared to altered (cookeite) and Li-absent assemblages. Lithium is depleted in weathered pegmatite.

The result of the modelling is that Earl Grey pegmatites strike northeast-southwest over a length of 1,300m, and dip northwest at around 10˚ over 2,100m. Several hanging wall pegmatites outcrop at surface. The main pegmatite displays geological continuity to 300m depth from surface at the northern end of the deposit, while the hanging wall and footwall pegmatites are of shorter range and less continuous. The main pegmatite body varies in thickness from 15m to 90m over the length of the deposit.

11.2 Exploratory Data Analysis

A thorough exploratory data analysis ("EDA") of the Mount Holland drillhole database was undertaken to define the estimation domains. This included a review of data reported from different labs and collected using different drilling methods, a reconciliation of the previous resource model and grade control models and the mined to date reconciliation data. This was done to determine any potential biases resulting from data collection or preparation, and conditional biases of the previous estimations.

Basic statistics for lithium from drillhole sample assays for the first 10 units with the highest data density are presented in Table 11-1, and their distributions are shown in Figure 11-1.

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Table 11-1 Summary statistics of lithium drillhole database.

Domain	Means raw (%)	n	Std.Dev. (%)	Min (%)	Max (%)	CV	Means Declustered (%)
16	1.41	2228	0.68	0.02	4.76	0.48	1.42
17	1.56	14623	0.58	0.02	4.71	0.37	1.54
18	1.41	2542	0.62	0.02	4.10	0.44	1.39
33	1.57	2504	0.71	0.02	4.76	0.45	1.56
44	0.62	2052	0.61	0.01	3.17	0.99	0.61
47	0.74	1366	0.53	0.00	3.21	0.71	0.72
48	0.08	2313	0.11	0.00	1.60	1.33	0.08
50	0.17	4593	0.18	0.01	1.93	1.06	0.16
54	0.22	3013	0.36	0.00	2.77	1.62	0.21
55	0.32	19222	0.34	0.00	3.46	1.08	0.28



Log Normal Probability Plot: 1_Li2O (%)
Probability (%)
0.99996
0.99976
0.99865
0.99379
0.97724
0.93319
0.84134
0.69146
0.5
0.30853
0.15865
0.06680
0.02275
0.00620
0.00134
0.00023
0.00003
0.0025
0.0050
0.0075
0.0250
0.0500
0.0750
0.2500
0.5000
0.7500
2.5000
5.0000
7.5000
EU_Li2O: 16
EU_Li2O: 17
EU_Li2O: 18
EU_Li2O: 33
EU_Li2O: 44
EU_Li2O: 47
EU_Li2O: 48
EU_Li2O: 50
EU_Li2O: 54
EU_Li2O: 55

Figure 11-1 Log normal probability plot of Li_2O by estimation domain.

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11.2.1 Iron Correction

A systematic bias in Fe_2O_3 values between samples analysed at the ALS laboratory (Perth) and the on-site laboratory at Mount Holland (see section 8.2.6) was identified within the Mount Holland database (see chapter 8.2.6). The identified iron contamination is the result of the wear of hardness and abrasive pegmatite on steel sample preparation equipment and drilling tools. This has been reported for several lithium projects (Core Lithium, 2024; Savannah Resources, 2024).

Differences in iron content between the two laboratories (ALS and MTH) were thoroughly analysed and studied, both inside and outside the pegmatite as shown in Figure 11-2 and an approach to correcting the bias was developed. To carry out this correction, different methodologies were studied, including linear regression, probability distribution adjustments as shown in Figure 11-3, and co-kriging. Ultimately, a mixed solution was chosen: a multi-regression adjustment was applied at the pegmatite's border, while an adjustment using QQ plot transformation was used for the interior. For the samples outside the pegmatite, the differences were not significant, so the iron correction at the ALS laboratory was only applied within the pegmatite.


Probability Plot Fe2O3 by Laboratory ALS vs. MTH with Weathering Fresh
ALS
MTH
Probability (%)
99.977
99.702
97.725
89.435
69.146
40.129
15.866
4.006
0.621
0.058
0.003
0.075
0.250
0.500
0.750
2.500
5.000
7.500
25.000
Fe2O3

Figure 11-2 Log probability plot comparing Fe_2O_3 assays reported from ALS and the Mount Holland lab.

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Probability Plot: Comparison Fe2O3 adjusment
fe2o3_als
fe2o3_mth
fe2o3_als_qq
fe2o3_als_multireg
Probability (%)
99.977
99.702
97.725
89.435
69.146
40.129
15.866
4.006
0.621
0.058
0.003
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
20.0
Fe2O3 (%)

Figure 11-3 Log probability plot comparing Fe_2O_3 assays reported from ALS and the Mount Holland lab, and adjusted grades of ALS based on a Q-Q and multiple regression correction.

11.2.2 Estimation Domain Units

A simplification of estimation domain units is performed based on the domains defined in the 2021 model (Mining Plus, 2021), reducing the number of pegmatite codes in fresh rock from 89 to 55. This is achieved by considering the spatial distribution and similarities in Li_2O and Fe_2O_3 grades of the individual domains and grouping domains with similar characteristics. In general, the same logic is applied as for the 2021 MRE estimation domain units, with some simplifications.

11.2.3 Fresh Pegmatite

The drillhole database and block model domains have been coded based on the fault block, weathering surfaces, mineralogy block and the pegmatite vein system defined in the geological model. Table 11-2 presents the coding for the different domains along with the basic statistics for each one. Additionally, Figure 11-4 shows a section of the domains.

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Table 11-2 Fresh pegmatite domain estimation codes.

Domain	Block	Weathering	Pegmatite	Mineral Domain	n	Li_2O Mean (%)	Std Dev.	Fe_2O_3 Mean (%)	Std. Dev.
1	Mid-Eastern	Fresh	4400	ALBITE	74	0.24	0.24	1.38	2.07
2	Mid-Eastern	Fresh	5000, 6400, 6600	ALBITE	135	0.55	0.61	1.16	1.47
3	Mid-Eastern	Fresh	5000	EARL GREY DOLERITE	33	0.50	0.61	1.73	2.44
4	Mid-Eastern	Fresh	4100, 4200, 5000, 6800	BINNERINGIE	549	0.48	0.20	0.95	0.33
5	Mid-Eastern	Fresh	6100, 6200, 6300	BINNERINGIE	526	0.41	0.18	1.56	2.12
6	Mid-Eastern	Fresh	4100, 4200, 4900	MID EASTERN SHEAR	18	1.28	0.72	0.89	0.24
7	Mid-Eastern	Fresh	5000	MID EASTERN SHEAR	371	0.82	0.58	0.87	0.29
8	Mid-Eastern	Fresh	6400	MID EASTERN SHEAR	37	0.35	0.17	1.04	0.53
9	Mid-Eastern	Fresh	6700, 7400	MID EASTERN SHEAR	82	0.72	0.49	1.00	0.58
10	Mid-Eastern	Fresh	5000	MIXED EASTERN	497	1.20	0.58	0.96	0.30
11	Mid-Eastern	Fresh	6200, 6300, 6400, 6600, 6700	MIXED EASTERN	110	1.30	0.75	1.13	2.36
12	Mid-Eastern	Fresh	7100	MIXED EASTERN	10	0.71	0.52	1.66	0.63
13	Mid-Eastern	Fresh	4100	SPODUMENE	586	1.38	0.71	1.26	1.08
14	Mid-Eastern	Fresh	4200, 4700, 4800, 4900	SPODUMENE	631	1.23	0.63	1.25	1.20
15	Mid-Eastern	Fresh	4300	SPODUMENE	37	0.97	0.51	1.53	0.49
16	Mid-Eastern	Fresh	4400, 4500, 4600	SPODUMENE	2229	1.41	0.68	1.37	1.70
17	Mid-Eastern	Fresh	5000	SPODUMENE	14626	1.55	0.58	1.03	0.67
18	Mid-Eastern	Fresh	6100, 6200, 6300	SPODUMENE	2543	1.41	0.62	1.52	1.52
19	Mid-Eastern	Fresh	6400, 6600, 6800, 6900	SPODUMENE	1067	1.38	0.70	1.48	1.91
20	Mid-Eastern	Fresh	6700	SPODUMENE	148	1.44	0.57	1.30	0.87
21	Mid-Eastern	Fresh	5000, 6100, 6200, 6300	PETALITE WESTERN	55	1.60	0.50	0.96	0.24
22	Mid-Eastern	Fresh	1400	ALBITE	18	0.35	0.49	1.58	1.28
23	Mid-Eastern	Fresh	2000	ALBITE	55	0.41	0.39	1.56	1.02
24	Mid-Western	Fresh	3400	ALBITE	19	0.11	0.04	1.44	0.33
25	Mid-Western	Fresh	1400, 1500, 2000	EGDOLERITE	50	0.51	0.42	1.33	1.59
26	Mid-Western	Fresh	2000, 3000	BINNERINGIE	16	0.32	0.21	1.13	0.29

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TRS-MtHolland-Rev1-20250417 Page 69 27 Mid-Western Fresh 2000, 3100, 3200, 3400 SPODUMENE 16 1.18 0.81 1.02 0.64 28 Mid-Western Fresh 1100 MIXED 125 1.60 0.65 1.13 0.40 29 Mid-Western Fresh 1200 MIXED 173 1.45 0.58 1.19 0.65 30 Mid-Western Fresh 1400 MIXED 104 1.42 0.67 1.46 1.57 31 Mid-Western Fresh 2000 MIXED 639 1.75 0.64 1.01 0.53 32 Mid-Western Fresh 1100, 1200 PETALITE WESTERN 35 0.99 0.74 1.78 2.78 33 Mid-Western Fresh 2000 PETALITE WESTERN 2582 1.57 0.71 0.97 0.64 34 Mid-Western Fresh 3100, 3200 PETALITE WESTERN 124 1.47 0.68 1.59 1.47 35 Mid-Western Fresh 3300 PETALITE WESTERN 590 1.49 0.70 1.05 0.49 36 Mid-Western Fresh 3400 PETALITE WESTERN 45 1.40 0.57 1.44 0.98 37 Eastern Fresh 7100, 7200, 7300, 7400, 7500, 7600 SOUTHEASTERN 350 0.53 0.36 1.07 0.44 38 Eastern Fresh 7100, 7200, 7300 BINNERINGIE 40 0.22 0.13 0.83 0.27 39 Eastern Fresh 7200, 7300 MID EASTERN SHEAR 28 1.06 0.42 1.16 1.59 40 Eastern Fresh 7400, 7600 MID EASTERN SHEAR 119 0.51 0.31 1.09 0.73 41 Eastern Fresh 6600, 7100, 7200, 7300, 7400, 4400, 5000, 6400, 6700 MIXED EASTERN 1.44 0.67 1.26 0.77 42 Eastern Fresh 7500, 7600 MIXED EASTERN 72 0.73 0.46 1.28 1.16 11.2.4 Waste Coding The weathering surfaces from the geological model have been used to define the fresh, oxidized and transitional portions of the pegmatite and internal waste domains. Pegmatite in the oxide and transitional zones are considered waste along with internal waste for all weathering categories. This has resulted in the definition of five waste domains as presented in Table 11-3 and shown in Figure 11-5. Table 11-3 Oxide/transitional pegmatite and internal waste domain estimation codes. Domain Weathering Pegmatite n Li2O Mean (%) Std. Dev. Fe2O3 Mean (%) Std. Dev. 43 Oxide peg>0 457 0.17 0.22 1.45 1.42 44 Transitional peg>0 2066 0.62 0.61 1.22 0.89 45 Oxide iw>0 31 0.11 0.08 6.56 4.32 46 Transitional iw>0 138 0.38 0.38 7.37 3.93 47 Fresh iw>0 1373 0.74 0.53 6.73 3.88 TRS-MtHolland-Rev1-20250417 Page 70 11.2.5 Surrounding Waste Coding The surrounding rock waste units have been defined by weathering and lithology. These units have been grouped following the same previous logic, presented in Table 11-4 with their respective basic statistics. Additionally, Figure 11-4 provides a cross-section of these units. Table 11-4 Waste domain estimation codes outside of pegmatite. Domain Weathering Lithology n Li2O Mean (%) Std. Dev. Fe2O3 Mean (%) Std. Dev. 48 Oxide CALC_ALKALINE, HIGH_MG_BASAL, HIGH_MG_BASAL_1, KOMATIITIC_BA 2919 0.07 0.10 9.68 7.25 49 Oxide KOMATIITE, SEDIMENTS, THOLEIITIC_BA 758 0.05 0.08 13.10 11.02 50 Transitional CALC_ALKALINE, HIGH_MG_BASAL, HIGH_MG_BASAL_1, KOMATIITIC_BA 4887 0.16 0.17 10.44 3.58 51 Transitional EASTERN_BIF 44 0.02 0.02 17.19 9.85 52 Transitional KOMATIITE, SEDIMENTS, THOLEIITIC_BA 1006 0.10 0.18 11.49 5.06 53 Fresh CENTRAL_BIF, DOLERITE_DYKE, EASTERN_BIF 282 0.08 0.06 14.15 7.90 54 Fresh KOMATIITE, SEDIMENTS, THOLEIITIC_BA 3723 0.18 0.33 10.39 3.99 55 Fresh CALC_ALKALINE, HIGH_MG_BASAL, HIGH_MG_BASAL_1, KOMATIITIC_BA 19553 0.31 0.34 9.53 3.38 TRS-MtHolland-Rev1-20250417 Page 71 Figure 11-4 Cross section view of the fresh domains, section 759,370E. TRS-MtHolland-Rev1-20250417 Page 72 Figure 11-5 Cross section view of the waste domains, section 759,545E.

GEOINNOVA


Legend
Domains-
Surrounding waste
MtHolland
48
49
50
51
52
53
54
55
Elev (Z)
+400
+300
+200
+100
East (X)
+6445800
+6446000
+6446200
+6446400
+6446600
+6446800
+6447000
+6447200
+6447400
+6447600
+6447800
North (Y)
Plunge 00
Azimuth 270
Looking West
0
125
250
375
500
East Slice +759370.00

Figure 11-6 Cross section view of surrounding waste domains, section 759,370E.

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11.3 Estimation Technique

The database has not been composited, as 93% of the data is at a 1m support. For the estimation, only data with a support between 0.5 and 1.5 meters is used i.e. 99.4% of the support are in this range, discarding just 417 data points for the estimation. High yields were applied in domains with outlier values.

The influence of extreme values within the domains has been restricted using high-yield limits. For Fe_2O_3, high values have been constrained within a 5m x 5m x 5m radius, while for the remaining elements, a 40m x 40m x 10m radius has been applied. These limits were determined based on histograms, probability plots, and scatter plots.

The same domains were used for the estimation of all grades, applying Ordinary Kriging (OK). Notably, only units with more than 50 data points were estimated, while the remaining units were assigned values.

Variography has been completed in Isatis 2018.4, exclusively for domains where enough data is present. Domains with too few samples have borrowed variography. All variography were constructed using the Gaussian transformation of variables (normal score), nugget effect was determined through down-the-hole (DTH) and all variograms were built directionally. For example, variogram of the domain 17 (Fresh spodumene in Main Body pegmatite) is presented in Figure 11-7.

The Mineral Resource estimate has been validated using visual validation tools, mean grade comparisons between the block model and sample grade means and swath plots comparing the sample grades and block model grades by northing, easting and RL. No assumptions have been made regarding recovery of any by-products.

The drillhole data spacing is typically 25m x 25m out to 50m x 50m in the short to medium term mining areas, with drilling targeting long term mining areas spaced at between 100m x 100m and 200m x 200m, with spacing increasing towards the north.

The block model parent block size is 5m (X) x 5m (Y) x 5m (Z) and a sub-block size of 5m (X) x 5m (Y) x 2.5m (Z) has been used to define the mineralization edges. The minimum and maximum coordinates of the model are presented in Table 11-5 and shown in Figure 11-8.

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Distance (m)
N120
N210
N30
Variogram : 2_Li2O_pc_GS
Isatis
1_bd/1_bd_mth_3mar2025_v1(eu_li20(ug_li2o=17))
- Variable #1 : 2_Li2O_pc_GS
Variogram : in 3 direction(s)
D1 : N120
Angular tolerance = 22.50
Lag = 25.000m, Count = 10 lags, Tolerance = 50.00%
Horizontal Slicing = 100.000m
Vertical Slicing = 20.000m
D2 : N210
Angular tolerance = 22.50
Lag = 25.000m, Count = 10 lags, Tolerance = 50.00%
Horizontal Slicing = 100.000m
Vertical Slicing = 20.000m
D3 : N30
Angular tolerance = 22.50
Lag = 2.000m, Count = 18 lags, Tolerance = 50.00%
Model : 4 basic structure(s)
Global rotation = Azimuth=N300.00 Dip=15.00 Pitch=-180.00 (Geologist Plane)
S1 - Nugget effect, Sill = 0.4
S2 - Spherical - Range = 3.000m, Sill = 0.4
Directional Scales = (40.000m, 34.000m, 3.000m)
S3 - Spherical - Range = 36.000m, Sill = 0.17
Directional Scales = (200.000m, 500.000m, 36.000m)
S4 - Spherical - Range = 170.000m, Sill = 0.12
Directional Scales = (500.000m, 700.000m, 170.000m)
RodrigoRiquelme
Apr 09 2025 17:40:14
SQM_MTH_2025_3mar_v1

Figure 11-7 Spodumene main Domain 17 Li_2O% normal scores variogram.

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Table 11-5 Model coordinates.

Coordinate	Minimum	Maximum
X	758,500	760,500
Y	6,445,500	6,448,660
Z	0	480

The resource estimation was carried out in 3 passes:

- Pass 1 estimations have been undertaken using a minimum of 8 samples and a maximum of 16 samples into a search ellipse diameter of 80m x 10m x 40m. A sample per drillhole limit of 4 samples has been applied.
- Pass 2 estimations have been undertaken using a minimum of 6 and a maximum of 16 samples into a search ellipse diameter of 160m x 20m x 120m. A sample per drillhole limit of 4 samples has been applied.
- Pass 3 estimations have been undertaken using a minimum of 4 and a maximum of 12 samples into a search ellipse diameter of 350m x 50m x 200m. A sample per drillhole limit of 4 samples has been applied. For Fe_2O_3, the limit by drillhole was restricted to 3, to avoid excessive extrapolation of high Fe_2O_3 grades.

The search ellipses and variography rotations applied during the estimation of all domain blocks have been determined using the midline surface of each pegmatite within the dynamic anisotropy function in Vulcan. The fault block, pegmatite, mineralogy and weathering wireframes generated within Leapfrog have been used to define the domains. Hard boundaries have been used at all domain boundaries.

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758500
759000
759500
760000
760500
6448500
6448000
6447500
6447000
6446500
6446000
6445500
0 250 500 m
Map Grid of Australia
MGA Zone 50
DD
RC
SON
2025_ReservePit
2025_ResourcePit
Estimation Box

Figure 11-8 Map showing the estimation box and drill collars relative to the resource and reserve pits.

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Table 11-6 Density measurements.

Lithology by weathering	Oxide		Transitional		Fresh	
	n	Mean	n	Mean	n	Mean
Calc alkaline	15	2.01	40	2.71	236	2.87
Central BIF	0		0		42	2.91
Dolerite dyke	0		0		28	2.99
Eastern BIF	0		7	2.78	46	2.98
High Mg Basalt A	0		0		36	2.95
High Mg Basalt B	126	1.81	182	2.56	1214	2.93
Komatiite	41	1.91	39	2.39	370	2.92
Komatiitic basalt	10	2.04	45	2.78	536	2.95
Sediments	0		1	2.39	136	2.95
Tholeitic basalt	0		0		57	2.94
Mineralogy by weathering	**Oxide**		**Transitional**		**Fresh**	
	n	**Mean**	**n**	**Mean**	**n**	**Mean**
Albite	0		0		40	2.64
Dolerite	0		0		7	2.57
Binneringie	0		1	2.60	58	2.64
Mid-Eastern Shear	0		0		16	2.62
Mixed Eastern	0		10	2.55	150	2.64
Spodumene	13	2.09	72	2.52	1409	2.71
Mixed	0		8	2.40	200	2.63
Petalite Western	0		0		607	2.59

11.4 Density

Bulk density values have been calculated from 5,798 measurements collected on-site using the water immersion method. Data has been separated into lithological/weathering datasets in the waste and mineralogical/weathering datasets in the pegmatites. The density statistics are presented in Table 11-6.

11.5 Model Validation

Final grade estimates have been validated by statistical analysis and visual comparison to the input drillhole data. The validations indicate the model is within acceptable tolerances globally while displaying sufficient local accuracy to represent the variability in deposit mineralization.

11.5.1 Global Comparisons

A domain-by-domain comparison between the data and the output block model grades for passes 1-2 for each variable has been completed. Table 11-7 and Table 11-8 contains the comparative

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statistics for Li_2O% and Fe_2O_3% in the pegmatite domains. Generally, where there are sufficient data, block grades are within error (+/- 10%) of both the raw input grades and the de-clustered grades. In the case of Fe_2O_3, greater differences are observed, where, in general, the iron in the block model is found to be below the average of the samples. This is due to the restrictive application of the high yield.

11.5.2 Swath Plots

Representative sectional validation graphs ('swath plots') have been created to compare the estimated grades (red line) to the mean of the declustered (blue line) input grades within model slices (bins) on Easting, Northing and Reduced Level (RL) for the largest domain in each area. The graphs also show the number of input samples, thereby giving an indication of the data support within each bin. The largest domain by tonnage and number of samples, domain 17, validates within 3.2% globally and swath plots in Figure 11-9, Figure 11-10, and Figure 11-11 indicate that the estimated block grades are close to the input grades of Li_2O, particularly in areas of high data density.

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Table 11-7 Global comparison of Li_2O in pegmatite domains.

Domain	Quantity	Blocks	Block Model Mean	Samples	Raw Sample Mean	Raw Mean Differences		Declustered Sample Mean	Declustered Mean Differences	
	t	n	Li_2O (%)	n	Li_2O (%)	Abs	%	Li_2O (%)	Abs	%
17	61,812,509	196,944	1.6	14,626	1.55	0.05	3.20%	1.54	-0.06	-4.15%
33	40,374,295	131,016	1.54	2,582	1.57	-0.03	-1.9%	1.56	0.02	1.01%
19	14,810,319	54,820	1.35	1,067	1.38	-0.03	-2.2%	1.39	0.04	2.91%
41	12,485,220	46,955	1.43	910	1.44	-0.01	-0.7%	1.43	0.00	-0.13%
16	8,942,048	36,285	1.47	2,229	1.41	0.06	4.3%	1.42	-0.05	-3.65%
44	5,846,104	27,743	0.58	2,066	0.62	-0.04	-6.5%	0.61	0.03	5.62%
37	5,552,259	19,768	0.52	350	0.53	-0.01	-1.9%	0.53	0.01	1.76%
31	4,836,734	18,498	1.74	639	1.75	-0.01	-0.6%	1.75	0.01	0.64%
18	4,004,533	15,952	1.41	2,543	1.41	0.00	0.0%	1.39	-0.02	-1.53%
35	3,716,974	13,292	1.48	590	1.49	-0.01	-0.7%	1.46	-0.02	-1.09%
2	3,275,580	11,044	0.54	135	0.55	-0.01	-1.8%	0.53	-0.01	-1.84%
7	2,397,300	8,151	0.81	371	0.82	-0.01	-1.2%	0.77	-0.04	-5.29%
5	1,324,125	5,455	0.42	526	0.41	0.01	2.4%	0.40	-0.02	-4.42%
40	1,202,580	4,255	0.51	119	0.51	0.00	0.0%	0.52	0.01	1.09%
29	1,134,845	5,142	1.52	173	1.45	0.07	4.8%	1.42	-0.10	-7.28%
4	1,070,190	4,145	0.48	549	0.48	0.00	0.0%	0.47	-0.01	-1.25%
14	1,065,668	5,669	1.22	631	1.23	-0.01	-0.8%	1.21	-0.01	-0.90%
30	971,456	4,487	1.38	104	1.42	-0.04	-2.8%	1.44	0.06	4.49%
13	894,778	3,953	1.38	586	1.38	0.00	0.0%	1.37	-0.01	-1.00%
10	859,980	3,001	1.13	497	1.2	-0.07	-5.8%	1.16	0.03	2.40%
20	801,991	3,012	1.42	148	1.44	-0.02	-1.4%	1.40	-0.02	-1.36%
28	752,509	3,402	1.64	125	1.6	0.04	2.5%	1.59	-0.05	-3.44%
34	681,170	2,956	1.47	124	1.47	0.00	0.0%	1.47	0.00	-0.09%

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Table 11-8 Global comparison of Fe_2O_3 in pegmatite domains.

Domain	Quantity	Blocks	Block Model Mean	Samples	Raw Sample Mean	Raw Mean Differences		Declustered Sample Mean	Declustered Mean Differences	
	t	n	Fe_2O_3 (%)	n	Fe_2O_3 (%)	Abs	%	Fe_2O_3 (%)	Abs	%
17	61,812,340	196,943	0.64	14,626	0.70	-0.06	-8.6%	0.70	0.06	8.46%
33	40,363,611	130,977	0.53	2,581	0.60	-0.07	-11.7%	0.61	0.08	12.50%
19	14,795,245	54,767	0.69	1,067	1.14	-0.45	-39.5%	1.08	0.39	36.03%
41	12,476,310	46,910	0.76	910	0.79	-0.03	-3.8%	0.81	0.05	6.71%
16	8,923,416	36,198	0.75	2,229	0.97	-0.22	-22.7%	0.97	0.22	22.58%
44	5,846,104	27,743	0.65	2,066	0.67	-0.02	-3.0%	0.67	0.02	2.68%
37	5,552,259	19,768	0.73	350	0.71	0.02	2.8%	0.71	-0.02	-2.42%
31	4,836,734	18,498	0.64	639	0.64	0.00	0.0%	0.64	0.00	0.53%
18	4,004,533	15,952	0.81	2,543	1.06	-0.25	-23.6%	1.01	0.20	20.11%
35	3,716,974	13,292	0.64	590	0.67	-0.03	-4.5%	0.66	0.02	3.28%
2	3,270,300	11,026	0.54	135	0.83	-0.29	-34.9%	0.81	0.27	33.65%
7	2,397,300	8,151	0.55	371	0.55	0.00	0.0%	0.55	0.00	0.70%
43	1,790,999	9,839	0.58	457	0.63	-0.05	-7.9%	0.63	0.05	7.99%
5	1,324,125	5,455	0.75	526	1.25	-0.50	-40.0%	1.15	0.40	34.82%
40	1,202,580	4,255	0.72	119	0.76	-0.04	-5.3%	0.79	0.07	8.42%
29	1,134,845	5,142	0.73	173	0.84	-0.11	-13.1%	0.79	0.06	7.25%
4	1,070,190	4,145	0.66	549	0.62	0.04	6.5%	0.61	-0.05	-7.47%
14	1,065,668	5,669	0.94	631	0.95	-0.01	-1.1%	0.93	-0.01	-1.12%
30	909,323	4,168	0.75	104	1.04	-0.29	-27.9%	1.07	0.32	29.97%
13	894,778	3,953	0.77	586	0.82	-0.05	-6.1%	0.78	0.01	1.69%
10	859,980	3,001	0.61	497	0.59	0.02	3.4%	0.59	-0.02	-4.03%
20	794,030	2,973	0.71	148	0.80	-0.09	-11.3%	0.87	0.16	18.74%
28	752,509	3,402	0.78	125	0.82	-0.04	-4.9%	0.84	0.06	6.82%
34	681,170	2,956	0.84	124	1.35	-0.51	-37.8%	1.31	0.47	35.86%

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East (m)
Mean
BM
DB
#Blocks
#Samples

Figure 11-9 Vertical swath plots for Li_2O in Domain 17 at 50m easting intervals.


East (m)
Mean
BM
DB
#Blocks
#Samples

Figure 11-10 Vertical swath plots for Li_2O in Domain 17 at 50m northing intervals.

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Elevation (m)
BM
DB
Mean
#Blocks
#Samples
162.5
187.5
212.5
237.5
262.5
287.5
312.5
337.5
362.5
387.5
412.5

Figure 11-11 Vertical swath plots for Li_2O in Domain 17 at 50m northing intervals.

11.5.3 Visual validation

Visual validation comparing Li_2O% between block model and drill hole assay. The block model has sufficient local response to sample grades to capture the variability in mineralization of the deposit, as shown in Figure 11-12.


Legend
li2o_pc
6446000 N
6446500 N
6447000 N
0 Elev
0 Elev

Figure 11-12 Visual validation on section 7,595,500E ±20m, comparing block model and drill hole Li_2O%.

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11.5.4 Uncertainty

Table 11-9 shows the main sources of uncertainty and a discussion of their impact and possible control measures.

Table 11-9 Sources of uncertainty.

Uncertainty Source	Discussion
Drilling techniques, drill sample and recovery	Most of the drilling is carried out using a Reverse Circulation (RC) drilling technique. When assay results from RC holes are compared to those from Diamond Drilling Holes (DDH), lithium and iron grades are found to be similar. No grade bias has been detected between the drilling methods.
Logging	Geological logs in the database have sufficient information to enable interpretations of pegmatite continuity and orientation. Logging procedures are clear and have been used systematically since 2016. Reverse circulation chips are logged every one meter. The QP's opinion is that this detail is sufficient for long-term planning.
Sampling techniques and QAQC procedures	The sampling techniques are documented, and procedures are followed by the personnel. QAQC reports confirm that protocols are adhered to, and laboratories provide acceptable levels of precision and accuracy. The QP's opinion is to develop and test heterogeneity to ensure the calculation of a nomogram based on sample preparation protocols and to determine the fundamental sampling error (Pierre Gy's theory). This could improve the accuracy of the analytical assays, this could potentially impact short-term models.
Location of data points	Collar and downhole surveys are reliable. This allows pegmatite intercepts to be modelled with a high degree of spatial accuracy.
Data spacing and distribution	Pegmatite geometry is well understood based on extensive drilling at sufficient spacing to provide multiple points of observation.
Geologic modelling	The pegmatite geological model established in 2021 has been consistently validated through grade control drilling campaigns, confirming its high level of predictability As production benches advance into deeper sectors and the occurrence of thinner pegmatite bodies decreases, implementing chemical analysis of blast hole samples could be considered, enabling reconciliation with this data. However, recent grade control drilling programs have confirmed the continuity of the units, and the QP's opinion is that this risk is manageable in the long term.
Estimation	The estimation validation exercises consider that the estimation is robust for long-term planning. The QP's opinion is that the current Mineral Resource Estimate generates results similar to past estimations, which implies that they are stable.
Mineralogy	Mineralogy studies are focused on the starter pit area. Drillhole logging and XRD analysis suggest that there are clearly identified mineralogical zones that should be used for long-term planning. However, the QP's opinion is that additional XRD analyses should be conducted to strengthen and further validate the model.

The geological interpretation and estimation are considered robust due to the nature of the geology and mineralization. The QP's opinion is that the identified sources of uncertainty sources are

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accounted for in the resource classification described below and the geological interpretations are adequate for use in the Resource model, and for a long-term planning.

11.6 Resource Classification Criteria

Mineral Resource classification for the Earl Grey Deposit was conducted to assess geological uncertainty and ensure compliance with industry standards. The process involved the application of the Uncertainty Metric Calculation (I90-metal index). The I90-metal index is a measure of geological uncertainty derived from conditional simulations. For this purpose, simulations were conducted in the Mineral Resource Estimate of 2021 (GeoInnova, 2021) to generate different realizations or scenarios of the deposit, both in terms of geology and grades. These simulations quantified the uncertainty of the deposit associated with various sources, including: (1) uncertainty related to the pegmatite body, (2) uncertainty associated with mineral zones, and (3) uncertainty of Li_2O% grades. The simulations were regularized to a 5m x 5m x 5m block support. To calculate this metric, a monthly moving-window analysis with dimensions of approximately 65m x 65m x 15m was implemented, representing an approximate volume of 170,000 tonnes. For each block in the block model, a moving window was defined to calculate the contained metal content above a cut-off grade of Li_2O ≥0.5%. Using geological and grade simulations, the distribution of metal content within each moving window was determined, allowing the calculation of the I90-metal metric as follows:

$$I90 - metal = \frac{P95 - P5}{2 * \overline{X_{metal}}} * 100$$

In this calculation, 'P95' is 95th percentile of the metal content distribution within the moving window above the cutoff grade; 'P5' is the 5th percentile of the metal content distribution within the moving window above the cut-off grade; and $\overline{X_{metal}}$ is the average simulated metal content within the moving window.

The initial I90 values derived from these simulations were subsequently updated with new drilling data for the new MRE. This update considered the original I90 metric, the density of the drilling grid, Li_2O grades, and weighting factors computed from the sum of simple kriging weights. Following this update, a smoothing postprocessing step was applied through the moving-window method to further refine the resource category. The final adjusted I90 metric was utilized to categorize Mineral Resources into Measured, Indicated, and Inferred classifications as presented in Table 11-10.

Table 11-10 Resource classification I90 thresholds.

	Resources Category	I90-Thresholds
(green)	Measured	I90 ≤ 32%
(yellow)	Indicated	32% < I90 ≤ 40%
(red)	Inferred	I90 > 40%

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Additional geological and operational criteria have been applied in specific situations to refine resource categorization further:

- Dolerite blocks identified with attributes "dolerite_mine_block2 ≥0.5" and flagged as Measured ("rescat = 1") have been assigned to the Indicated category.
- Blocks meeting conditions "block = 2", pegmatite type "peg = 2000", weathering status "wth = 3", mineralization zone "miner = 7", and "dolerite_mine_block2 ≥ 0.5" are categorized as Inferred.

The applied uncertainty model, exemplified by the I90 moving window method, distinguishes areas of higher geological certainty from those with increased uncertainty. This structured approach ensures a delineation of resource confidence zones, supporting the resource classification.

The classification approach and resulting resource categories have been reviewed and validated by the QP, confirming alignment with geological interpretations, current data quality, and the requirements established for a Technical Report Summary (TRS).

11.7 Reasonable Prospect for Economic Extraction

A whittle pit optimization has been run to generate a pit shell wireframe for reporting purposes. The mining assumptions/parameters used are listed in Table 11-11. To estimate the economic extraction, a 6% Li_2O spodumene concentrate (SC6) price was derived by averaging the 2026 to 2040 price from the Benchmark Lithium Forecast Report Q4 2024. This was then adjustment to prices for 5.5% Li_2O spodumene concentrate (SC5.5) and 4% Li_2O petalite concentrate (PC4) based on a linear relationship of price to Li_2O grade. The pit optimisation was restricted by a 100m buffer zone around the TSF.

Table 11-11 Mineral Resource factors for eventual economic extraction.

Factor	Units	Value
Mining dilution	%	5
Mining recovery	%	95
Mining cost per tonne of rock	USD$/t	5.82
Process cost per tonne concentrator feed	USD$/t	44.67
G&A cost per tonne of concentrator feed	USD$/t	8.95
Logistical cost per tonne of concentrate	USD$/t	42.39
Concentrator recovery (Spodumene Domain)	%	75
Concentrator recovery (Mixed Domain)	%	55
Concentrator recovery (Petalite Domain)	%	35
Li_2O price concentrate	USD$/t SC 6.0 FOB	1300
Foreign exchange US$:AU$	:1	0.70
Royalty	%	5

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11.8 Cut-off Grade

The price, cost, and mass yield parameters, along with the internal constraints of the current operations, result in the Mineral Resource cut-off grades shown in Table 11-12.

Table 11-12 Cut-off grades for the recoverable mineral domains.

Mineral Domain	Unit	Value
Spodumene	Li_2O%	0.50
Mixed	Li_2O%	0.50
Petalite	Li_2O%	0.78

11.9 Mineral Resource Statement

Mineral Resource for the Project, representing in-situ lithium bearing pegmatites, are reported below in accordance with SEC Regulation S-K 1300 standards and are therefore suitable for public release. The current Mineral Resource for the Earl Grey Deposit, contained within the optimized pit shell defined by the parameters detailed in Table 11-11 has been reported at a cut-off of 0.5 Li_2O% for the spodumene and mixed domains and 0.78 Li_2O% for the petalite domain as detailed in Table 11-12.

11.9.1 Resource Inclusive of Mineral Reserves

Table 11-13 shows the Mineral Resource Estimate exclusive of Mineral Reserves.

Table 11-13. December 2024 Mineral Resource Estimate inclusive of Mineral Reserves for the Earl Grey Deposit.

Classification	Quantity (Mt)	SQM Attributable (Mt)	Li_2O%	Fe_2O_3%
Measured	83.0	41.5	1.42	1.81
Indicated	94.3	47.1	1.40	1.54
Measured + Indicated	**177.2**	**88.6**	**1.41**	**1.66**
Inferred	33.4	16.7	1.17	2.43
Total	**210.6**	**105.3**	**1.37**	**1.79**

- The SQM attributable portion of Mineral Resources and Reserves is 50%.
- Mineral Resources are **reported inclusive of Mineral Reserves**. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
- Resources have been reported as in situ (hard rock within optimized pit shell) and below the pit surface effective 27th December 2024.
- Resources have been categorized subject to the opinion of a QP based on the quality and quantity of informing data for the estimate and consistency of geological units and grade distribution.
- There is reasonable expectation that Inferred Resources within the Mineral Reserve pit design may be converted to higher confidence materials with additional drilling and exploration effort.

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- There is reasonable expectation that Mineral Resources that do not meet the mineralogical criteria for Mineral Reserves can be recovered using alternative processing methods.
- Mineral Resource tonnage and average contained grade were rounded to reflect the accuracy of the estimate and figures may not match, due to rounding.
- The disclosed Resource corresponds only to resources attributable to SQM. The Resources reported are in situ, from a block model regularized to 5mN x 5mE x 5mRL and constrained to an optimized pit shell.
- Resource pit optimisation and economics for derivation of cut-off grade include pricing of US$1300/t FOB Australia of 6% Li_2O concentrate, US$5.82/t mining cost, US$44.67/t processing cost, US$8.95/t concentrator feed corporate overheads cost, US$42.39/t on concentrate logistics cost. Mining dilution set at 5% and recovery at 95%. Royalty rates are set at 5%. The optimisation considered concentrator recoveries of 75% for spodumene mineral domains, 55% for mixed spodumene and petalite mineral domains, and 35% for petalite mineral domains. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.70US$:1.00AU$. The commodity price forecast is derived from the Benchmark Lithium Forecast Report Q4 2024.
- These economic parameters define a 0.50% Li_2O cut-off grade for the spodumene and mixed domains and 0.78% Li_2O for the petalite domain.
- GeoInnova Consultores are the Qualified Persons responsible for the Mineral Resource estimate current on the 31st of December 2024.

11.9.2 Resource Exclusive of Mineral Reserve

Table 11-14 shows the Mineral Resource Estimate exclusive of Mineral Reserve.

Table 11-14. December 2024 Mineral Resource Estimate exclusive of Mineral Reserves for the Earl Grey Deposit.

Classification	Quantity (Mt)	SQM Attributable (Mt)	Li_2O%	Fe_2O_3%
Measured	34.1	17.1	1.30	2.63
Indicated	58.3	29.1	1.34	1.79
Measured + Indicated	**92.4**	**46.2**	**1.32**	**2.10**
Inferred	33.4	16.7	1.17	2.43
Total	**125.8**	**62.9**	**1.28**	**2.19**

- The SQM attributable portion of Mineral Resources and Reserves is 50%.
- Mineral Resources are **reported exclusive of Mineral Reserves**. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
- Resources have been reported as in situ (hard rock within optimized pit shell) and below the pit surface effective 27th December 2024.
- Resources have been categorized subject to the opinion of a QP based on the quality and quantity of informing data for the estimate and consistency of geological units and grade distribution.
- Resources which are contained within the Mineral Reserve pit design may be excluded from Reserves due to an Inferred classification or where the mineralogical domain does not meet the criteria for plant recovery. They are disclosed separately from the Resources contained within the Mineral Reserve.
- There is reasonable expectation that Inferred Resources within the Mineral Reserve pit design may be converted to higher confidence materials with additional drilling and exploration effort.

TRS-MtHolland-Rev1-20250417 Page 88

TRS-MtHolland-Rev1-20250417 Page 89 • There is reasonable expectation that Mineral Resources that do not meet the mineralogical criteria for Mineral Reserves can be recovered using alternative processing methods. • Mineral Resource tonnage and average contained grade were rounded to reflect the accuracy of the estimate and figures may not match, due to rounding. • The disclosed Resource corresponds only to Resources attributable to SQM. The resources have been reported as in situ from a block model regularized to 5mN x 5mE x 5mRL and constrained to an optimized pit shell. • Resource pit optimisation and economics for derivation of cut-off grade include pricing of US$1300/t FOB Australia of 6% Li2O concentrate, US$5.82/t mining cost, US$44.67/t processing cost, US$8.95/t concentrator feed corporate overheads cost, US$42.39/t on concentrate logistics cost. Mining dilution set at 5% and recovery at 95%. Royalty rates are set at 5%. The optimisation considered concentrator recoveries of 75% for spodumene mineral domains, 55% for mixed spodumene and petalite mineral domains, and 35% for petalite mineral domains. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.70US$:1.00AU$. The commodity price forecast is derived from the Benchmark Lithium Forecast Report Q4 2024. • These economic parameters define a 0.50% Li2O cut-off grade for the spodumene and mixed domains and 0.78% Li2O for the petalite domain. • GeoInnova Consultores are the Qualified Persons responsible for the Mineral Resource estimate current on the 31st of December 2024. 11.10 Relevant Factors Affecting the Mineral Resource Estimate The Mount Holland Mine is subject to factors that may affect this resource estimate: • Changes in metals pricing can affect the cut-off grade for the petalite and mixed domains and thus the quantity of estimated resource. It is expected to have a low impact on the resource. • Changes in process constraints of the spodumene mineral domain can affect the cut-off grade and thus the quantity of estimated resource. • Changes in assumed operating costs mainly affect the cutoff grade for the petalite and mixed domains and thus the quantity of estimated resource. Significant cost variations are not expected, and this factor would have a low impact. • Changes to project infrastructure footprints, like TSF or waste dumps or other restrictions on pit limits (TSF buffer) may impact on the reportable resource quantities. Potential growth of resources depends on relocating infrastructure. • Changes to the tonnage and grade estimates may vary due to additional drilling, new assay results, or updates to mineral domain boundaries, definitions, and tonnage factor information. However, such variations are expected to be immaterial or low impact, as the grade control drilling campaigns conducted since 2021 have shown good predictability of mineralization and strong support for the geological and resource models. 11.11 Qualified Persons Opinion In the Qualified Person’s opinion, the Mineral Resource Estimate for the Mount Holland Project is robust and has been prepared in accordance to the concept of reasonable prospects for economic extraction as defined in the CRIRSCO Template (2024) (CRIRSCO, 2024). This has been TRS-MtHolland-Rev1-20250417 Page 90 demonstrated through a Whittle-optimized pit shell incorporating metallurgical recoveries, cut-off grades, and mining parameters, confirming that the reported resources are potentially mineable under assumed economic and technical conditions. TRS-MtHolland-Rev1-20250417 Page 91 MINERAL RESERVE ESTIMATE 12.1 Basis for Estimate Overview The Mineral Reserve estimate only includes the Measured and Indicated portion of the Mineral Resource that has been demonstrated can be extracted economically. Only fresh (not weathered or transitional material) spodumene mineralization has been included in the Mineral Reserve within blocks that are coded as majority pegmatite. The Resource block model provided was regularized on a 5m x 5m x 5m selective mining unit (SMU) to align with the ore loss and dilution achieved with the current and planned mining practices. Additional mining dilution was applied on the ore-waste contact within the Reserve block model. Pit optimization of the Reserve model was conducted with geotechnical, metallurgical, and economic parameters applied. Nested pit shells are developed by factoring the price/revenue, and an economic ultimate pit limit is determined. The pit was then designed in a series of stages/cutbacks to provide operational flexibility and allow for material movements and grades to be more readily smoothed over time. These pit stages cater for the mining practicalities of the selected mining fleet. Waste rock landforms, long term ore stockpiles, and tailings storage facility designs were developed to provide sufficient capacity for all ore and waste streams. The pit stages were then scheduled for the life of mine to deliver ore feed to the processing facilities while managing the operating, approvals and capital constraints of the operation. The life of mine plan was evaluated through a financial model to confirm the economic viability of the project. The Mineral Reserve considers ore to two processing streams; direct feed ore which is fed directly to the concentrator facility, and sorter feed ore which is fed to an ore sorting facility with the sorted accepts, and unsorted fines then fed to the concentrator facility. The ore sorting facility is not planned to be constructed until later in the mine life (operational from 2040 in the current LoM plan) and consequently all Mineral Reserve to this facility have been downgraded to Probable at best. 12.2 Geological Block Model adjustments The Mineral Reserve is based on the geological block model developed for the February 2025 Mineral Resource update, as detailed in section 11. 12.2.1 Weathered Material Mineralization above the base of weathering, known as the transition zone, was removed from the Reserve model. The metallurgical testwork for the concentrator design was conducted solely on fresh (below the base of weathering) mineralization. Consequently, there was not sufficient confidence in how the transition zone mineralization would recover in the concentrator for this material to be included in the Mineral Reserve. Approximately 0.5Mt of transition zone mineralization has been mined and fed to the concentrator plant between plant commissioning and the end of 2024. TRS-MtHolland-Rev1-20250417 Page 92 There has been no noted material difference in recovery performance of the plant when fed transition zone material. This has resulted in a positive reconciliation in terms of actual tonnes to the reported Mineral Reserve to date. The majority of the modelled transition zone mineralization has now been depleted, so this previous trend of positive reconciliation is not expected to continue into the future. Given how little transition zone is modelled for the remaining life of mine, the Mineral Reserve has not been adjusted to include this material. 12.2.2 Dilution and Ore Loss A review of the dilution methodology applied to the previous Reserve block model revealed deficiencies that accounted for a disconnect between the planned and actual mining performance. The previous Mineral Reserve utilised an SMU of 5m x 5m x 2.5m which under-represented the degree of dilution at the ore-waste contact. Consequently, the SMU was adjusted to a larger unit block to better align forward planning to historical performance. A selective mining unit (SMU) of 5m x 5m x 5m has been determined to match well with the current mining practices and fleet used at the Mount Holland mine. Additional dilution was applied to the Reserve block model through application of skin dilution on the contact of the spodumene bearing pegmatite and unmineralized waste boundary. This was applied using the Datamine DILUTMOD feature which dilutes the grades in the regularised block by a user defined dilution width wherever the adjacent block is a different rock type. The dilution skin width applied was 1.5m in all directions. The cut-off grades for direct feed and sorter feed ore were then applied to the diluted model. The combination of the larger SMU applied, and the inclusion of a contact dilution skin, has reduced the overall quantity of direct feed ore and increased the quantity of sorter feed ore, noting that sorter feed ore was not previously included in the Mineral Reserve. 12.3 Cut-off Grade Mineral Reserves have been reported above a cut-off grade of 0.5% Li2O. This is above the long-term economically break-even cut-off grade calculated. The 0.5% Li2O cut-off grade was selected as a grade at which a saleable spodumene concentrate can be effectively produced. Only spodumene mineralization in blocks that are majority pegmatite have been included as potential ore for Mineral Reserves. Two ore types have been defined for the Mount Holland mine and concentrator project, differentiated by the proportion of waste dilution in the ore. Direct feed ore is spodumene bearing pegmatite mineralization that can be fed directly to the concentrator plant to produce a spodumene concentrate of a saleable grade. Sorter feed ore is spodumene bearing pegmatite with a high level of waste dilution and needs to be fed to the ore sorter plant to separate out the spodumene bearing pegmatite from the waste rock types, primarily the waste basalt host rock. The basalt host rock has a much higher iron content than the pegmatite ore, typically ranging in the order of 9-12% Fe2O3 for basalt compared to 0.5-2% Fe2O3 for pegmatite. Consequently, the iron provides a suitable proxy for the proportion of waste dilution in the ore feed, and an Fe2O3 cut-over grade can be applied to define

GEOINNOVA

the set point between direct feed ore and sorter feed ore. This iron cut-over grade is currently set to 2.5% Fe_2O_3 and will be continually refined over the mine life and reconciled against actual mining practices.

Historically, sorter feed ore was stockpiled as there was no processing path for this material. A PFS for ore sorting has been completed and the ore sorting plant is scheduled within the LoM to be operational from 2040. Prior to this time, sorter feed ore will continue to be stockpiled. There is sufficient capacity to stockpile all sorter feed ore. Sections 10.1.3, 14.3, and 14.4 outline the ore sorter testwork and evaluation to support the inclusion of this in the Mineral Reserve.

12.4 Mineral Reserve Statement

Mineral Reserves for the Mount Holland Mine (in-situ lithium bearing pegmatites) are reported in Table 12-1 in accordance with SEC Regulation S-K 1300 standards and are therefore suitable for public release. The long-term incentive price for 6.0% spodumene concentrate from the Benchmark Lithium Forecast Report Q4 2024 (Benchmark Mineral Intelligence, 2024) was applied for determining Mineral Reserves, which provided a US$1200 per tonne price. The Reserves are reported for spodumene mineralization only above a cut-off grade of 0.5% Li_2O.

Table 12-1 Mineral Reserve summary.

Mineral Reserve Category	Quantity (Mt)	SQM Attributable (Mt)	Li_2O (%)	Fe_2O_3 (%)
Proven – in situ	39.9	20.0	1.56	0.93
Probable – in situ	44.6	22.3	1.37	2.10
Total – in situ	**84.5**	**42.2**	**1.46**	**1.55**
Probable - stockpiles	1.1	0.6	1.01	3.70
Total	**85.6**	**42.8**	**1.45**	**1.58**

- The SQM attributable portion of Mineral Resources and Reserves is 50%.
- Mineral Reserves are reported exclusive of Mineral Resources.
- The Mineral Reserve has been limited to modelled blocks with not less than 50% spodumene bearing pegmatite by volume. Petalite and mixed spodumene and petalite mineral domains have not been considered in the reserve.
- Measured in situ Resources have been converted to Proven Mineral Reserves. Measured in situ Resources, with an Fe2O3 grade above 2.5%, are considered sorter feed ore and converted to Probable Mineral Reserves.
- Indicated in situ Resources have been converted to Probable Reserves.
- Mining Dilution has been calculated through the utilization of a regularized model, with 5m x 5m x 5m block sizes. An additional skin dilution of 1.5m has been applied on the ore/waste contact.
- Reserve pit optimisation and economics for derivation of cut-off grade include pricing of US$1200/t FOB Australia of 6% Li2O concentrate, US$5.82/t mining cost, US$44.67/t processing cost, US$8.95/t concentrator feed corporate overheads cost, US$42.39/t on concentrate logistics cost. Royalty rates are set at 5%. The optimisation considered concentrator recoveries of 75% for spodumene mineral domains and 0% for other mineral domains. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.70US$:1.00AU$.
- These economic parameters define a 0.50% Li2O cut-off grade for the spodumene.

TRS-MtHolland-Rev1-20250417 Page 93

- The price was derived from the Benchmark Lithium Forecast Report Q4 2024, and was used for the purpose of the Reserve estimation and does not represent a view or consensus of forward-looking prices by any of the joint venturers.
- Waste tonnage within the Reserve pit is 430 Mt.
- Mineral Reserve tonnage and grade have been rounded to reflect the accuracy of the estimate, and numbers may not match due to rounding.
- GeoInnova Consultores are the Qualified Persons responsible for the Mineral Reserves current on the 31st of December 2024.

12.4.1 Comparison to Previously Reported Mineral Reserves

The key changes to the mineral reserves since reported in April 2022 are:

- Depletion through mining,
- Stockpiling of ore during mining,
- Re-estimation of the Mineral Resource block model (see section 11) which has seen a portion of material in the pit design downgraded to inferred classification and removed from the Reserve,
- Adjustments to the dilution modelling through changing the selective mining unit (SMU) and applying skin dilution at the ore/waste contact (see section 12.2.2), and

Inclusion of an ore sorting facility to treat waste contaminated ore (see section 10.1.3, section 14.3, and section 14.4).

Table 12-2 details the depletion in Mineral Reserves against the actual mined quantities for 2024.

Table 12-2 Mineral Reserve – modelled depletion vs actual mining. Source: Covalent.

Category	Quantity (Mt)	Li_2O (%)	Fe_2O_3 (%)
Modelled Reserve depletion	**1.9**	**1.41**	**1.40**
Actual mined ore – direct feed ore	1.6	1.47	0.94
Actual mined ore – sorter feed ore	1.1	0.89	4.12
Actual mined ore – total	**2.7**	**1.24**	**2.21**

The depleted Mineral Reserves are based on the current Reserve model and dilution assumptions. These have been reported between the end of 2023 mined surface and the end of 2024 mined surface.

The actual mined quantities are reconciled mined tonnages and grades. Actual ore quantities include transitional zone material (above the base of weathering) totalling 0.5Mt. They have been separated into direct feed ore, which has been either fed to the concentrator facility or stockpiled on the ROM pad, and sorter feed ore which has been stockpiled for future processing via the ore sorting facility.

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Table 12-3 shows the end of year stockpile balances by ore type. Additional sorter feed ore was used to construct part of the ROM pad and may be recoverable at the end of mine life; this material has not be reported as a stockpile balance in the Mineral Reserves.

Table 12-3 Stockpile balances – as at 27 December, 2024. Source: Covalent.

Category	Quantity (Mt)	Li_2O (%)	Fe_2O_3 (%)
Stockpile balance – direct feed ore	0.2	1.43	1.17
Stockpile balance – sorter feed ore	0.9	0.91	4.31
Stockpile balance - total	**1.1**	**1.01**	**3.70**

12.5 Relevant Factors Affecting the Mineral Reserve

The Qualified Person has identified the following risks related to the modifying factors:

- Product sales prices: the price of lithium hydroxide is forecast based on predicted supply and demand changes for the lithium market overall. There is considerable uncertainty about how future supply and demand will change which will materially impact future lithium hydroxide prices. The Reserve has been demonstrated to be economically viable at the forecast conservative case pricing and is insensitive to the potential changes in revenue associated with changes in lithium hydroxide prices.
- Mining dilution and mining recoveries: the level of ore loss and dilution applied to the production schedule has been calibrated based on only 1 year of production data. The dilution modelling will need to be continually reassessed and calibrated until demonstrated to be stable with the mining practices. This has the potential to change the direct feed ore and sorter feed ore tonnages and grades.
- Impact of currency exchange rates on production cost: costs are modelled in Australian dollars (AU$) and converted to US$ within the cash flow model.
- Processing plant and refinery yields: The forecast assumes that the concentrator and refinery will be fully operational and that the estimated yield assumptions are achieved. If one or more of the plants does not operate in the future, the cost structure of the operation will increase. If the targeted yield is not achieved, concentrate production will be lower. Both outcomes would adversely impact the Mineral Reserves.
- Ore sorter facility: A pre-feasibility study has been completed on an ore sorting facility. A definitive feasibility study and final investment decision are pending. These may alter the design and inclusion of an ore sorter facility which in turn would impact the Mineral Reserve.

12.6 Qualified Person Opinion

In the Qualified Person's opinion, there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the

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operation of the declared Mineral Reserves as of the effective date. The estimation has been supported by an operation data and past feasibility study, and all applicable modifying factors, — including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governance (ESG), and regulatory considerations — have been evaluated to support the technical and economic viability of the project.

Designed mining and grade control practices have been implemented to reflect the nature of geological setting and the intended use of Li_2O concentrate as feedstock for a refinery to produce lithium hydroxide for battery feedstock. Stockpiles have been included based on their tonnes and grades, physical properties, and mineralogical composition.

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13 MINING METHODS

13.1 Mining Method

13.1.1 Overview

Mining of the Early Grey deposit at the Mount Holland Mine is conducted through conventional open pit mining primarily centred around drill, blast, load and haul activities. This mining method was selected due to the orebody geometry (low overburden cover, and relatively continuous, flat pegmatite structures) and economic factors.

The pit has been staged in a series of cutbacks generally trending in the direction that the orebody dips, from south to north. This sees a lower average stripping ratio in earlier years that increases over time. Staging of the ultimate pit allows for steady delivery of ore to the processing facilities, operational flexibility, and material movements to be smoothed over time.

The deposit geometry presents relatively large bulk areas of waste and ore movement. Mining of each cutback sees a period of overburden waste removal followed by a period of low strip ratio ore mining. Mining activities are focused on selective mining, specifically at the ore-waste contact, to restrict ore loss and dilution. This includes:

- Identification of the ore-waste contact through grade control drilling,
- Blast designs to control heave,
- Utilisation of electric detonators to minimise blast movement,
- Selective excavation of the ore-waste contact through visual ore spotting with trained geologists.

Some mixing at the ore-waste contact cannot be avoided and this material is segregated to be fed to the ore sorter facility.

Once mined, the different rock types are hauled to a host of destinations:

- Direct feed ore (pegmatite with sufficiently high lithia grade) is hauled to the ROM pad to be directly fed to the primary crusher and concentrator facility.
- Sorter feed ore (mixed material from the ore/waste contact) is hauled to a long-term stockpile for processing through a future ore sorter facility, with the product of this processing facility fed to the concentrator plant.
- Lithium bearing petalite mineralization, other mixed lithium minerals, and gold bearing materials are separately stockpiled for potential future processing.
- Waste rock is deposited at the various waste rock landforms at the site, and within the embankment bund of the tailings storage facility.

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13.1.2 Contract Mining

All mining operations activities are carried out by experienced mining contractors at the technical direction of Covalent. The core included activities are noted in Table 13-1.

Table 13-1 Contract mining – included activities.

Area	Activities
Production drilling and blasting	Level the pit floor for drilling; production drilling of blast patterns designed by Covalent engineers; charge the holes with explosives; blast tie ins per Covalent design; deposition of stemming; shot firing and clearance.
Excavation and haulage	Excavation of ore and waste per Covalent mark up; spraying of ore mining faces with water to enable visual segregation of ore and waste; haulage of topsoil and subsoil from mining and infrastructure areas to the designated stockpiles; haulage of waste to the designated waste rock landform; haulage of direct feed ore to the ROM pad, sorter feed ore to the designated stockpiles, and mineralised waste to long term stockpiles.
Road maintenance	Maintenance and dust suppression (with water carts) of in-pit ramps and haul roads within the mine area, to the waste rock landforms, stockpiles and ROM pad.
Run of mine (ROM) pad ore handling	Ore handling of the pre-crusher stockpiles at the ROM pad to feed the primary crusher.
Mining fleet maintenance	The maintenance of all mining fleet is the responsibility of the particular mining contractor.

13.1.3 Owner Mining Activities

Covalent provides the statutory management and technical expertise for the mining at Mount Holland. Technical expertise includes the following:

- Geology responsibilities include the grade control program, ore mark outs for mining, spotting and direction for ore destination within the pit, control and direction on the blending pad, and control and reconciliation of the geological models.
- Survey are responsible for marking out of pit designs, ore blocks, grade control drilling, pickup of mined areas, determination of mined volumes and stockpile volumes.
- Geotechnical engineers are responsible for delivering the geotechnical management plan.
- Mine engineers responsibilities include managing the mining contract, reviewing mine blast designs and short-term (weekly) schedules provided by the mining contractor, and generating medium and long term mine schedules (3 month and beyond).

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13.1.4 Mining Fleet

Primary mining equipment includes excavators, haul trucks, and drilling rigs supported by ancillary equipment including dozers, water trucks, service trucks and graders. All mining fleet equipment is owned by the mining contractor companies.

The fleet on site at the end of 2024 is noted in Table 13-2.

Table 13-2 Current mining fleet. Source: Covalent.

Type	Model	Number
Drill rig	Atlas Copco SmartRoc D65	2
Drill rig	Epiroc SmartRoc T45	4
Excavator	Liebherr R9200 (200t class) - primary	2
Excavator	Hitachi EX1200 – ancillary tasks	1
Haul truck	140-tonne class - Caterpillar 785C/D	6
Water truck	Caterpillar 745	1
Dozer	Caterpillar D10T	2
Grader	Caterpillar 16M	1

Over the planned life of mine (LoM), the primary excavator fleet remains capped at two 200t class units. The planned haul truck fleet increases near term to 9 and peaks at 14 as the total material movement and pit depth (and therefore cycle time) increase. The planned primary drill rigs (D65 unit) increase near term to 4 and remain at that level for the majority of the mine life.

13.2 Pit Limit Optimisation

The first stage of the conversion of a Mineral Resource into a mineable open pit Reserve is the open pit optimisation process. It is at this stage that all the latest physical, technical, and economic parameters are applied to the orebody to determine the “ideal” open pit excavation geometry.

The inputs used in the optimisation process include:

- Mining dilution,
- Overall pit slope angles,
- Processing recoveries,
- Mining, processing, selling and transportation costs,
- Product price, and
- Royalties.

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The unit costs for the pit optimisation were derived from the 2024 Life of Mine plan, generated on the preceding MRE (2021 model). Only costs associated with the Mount Holland mine and concentrator operations were included, with refinery costs excluded from the assessment. Corporate overheads were apportioned equally to the mine and refinery, resulting in half the total overheads assigned to the mine and converted to a unit cost based on the nominal feed rate of the concentrator. The inputs into the pit optimisation are shown in Table 13-3.

Table 13-3 Pit Optimisation Inputs. Source: Covalent.

Factor	Unit	Value
Mining Dilution	%	5
Mining Recovery	%	95
Mining cost per tonne of rock	USD$/t	5.82
Process Cost per tonne concentrator feed	USD$/t	44.67
G&A cost per tonne of concentrator feed	USD$/t	8.95
Logistical cost per tonne of concentrate	USD$/t	42.39
Concentrator Recovery (Spodumene Domain)	%	75
Concentrator Recovery (Mixed Domain)	%	0
Concentrator Recovery (Petalite Domain)	%	0
Li_2O Price Concentrate	USD$/t SC 6.0 FOB	1200
Foreign exchange US$:AU$	:1	0.70
Royalty	%	5

The geotechnical slope parameters were provided by Peter O'Bryan and Associates for the UIDFS (Covalent, 2020) and remain unchanged. Mining is currently 70m below surface. Wall conditions are inspected on a quarterly basis and generally considered to be good. Whilst there have been some localised small-scale wall failures along previously unidentified structures, the current geotechnical parameters are still considered appropriate. Additional geotechnical drilling is planned for 2025 to increase the definition of key structures that could impact the location of the ultimate pit walls. The geotechnical parameters applied are shown in Table 13-4.

Sensitivities were evaluated on operating costs, commodity price and processing recoveries to further validate the pit limit.

The pit optimisation outputs include a series of 3D nested pit shells. The nested shells are developed by applying a factor to the revenue stream (a revenue factor) on the static pit limit optimisation of the Lersch-Grossman algorithm. The collective suite of shells is assessed to determine the optimal to inform the ultimate pit limit. The pit optimisation confirmed that the existing ultimate pit limit remains valid and the current pit design does not need to be modified.

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Table 13-4 Inter-ramp slope angles. Source: Peter O'Bryan and Associates.

Above mRL	Inter-ramp slope angle (°)
default	35
450	38
415	41
380	50
320	50
240	50
140	50

13.3 Mine Design

Figure 13-1 shows the LoM general arrangement for the project including locations for the pit, waste rock landforms and tailings storage facilities as further detailed within this section.

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750000
755000
760000
6450000
6445000
A - Topsoil Stockpiles
AA - Topsoil Stockpiles/Solar Farm Stage 2
B - Existing Jasmine Pit
C - Existing Darjeeling Pit
D - Existing Twinings WRL
E - Construction Laydown
EE - Construction Laydown/Solar Farm Saget 1
F - LGS-2 Sub Soil Stockpile
G - LGS-1 South WRL Mineralised Stockpile
H - LGS-2 Waste Handling Pad
J - WRL Sorter Rejects Stockpile
K - Landfill Extension
L - ROM Extension
M - LGS-2 Sorting Stockpile
N - Core Yard
O - Concentrator Maintenance Area
P - Covalent Power Station
Q - Warehouse
R - Emergence Medical Facility
S - Western Power BNY Substation Extension
T - Village Extension
U - Spray Farm Extension
V - Explosives Compound Clearing
W - Plant Extension
X - TSF Tailings Corridor
Y - Rehabilitation Area
West WRL
Evaporation Ponds
East WRL
TSF2B
TSF2A
TSF1
Open Pit
MSA
South WRL
Legend
Development Envelope
Indicative Site Layout
Proposed Infrastructure
Existing Infrastructure
Flora Exclusion Zones
Solar Power Panels Stage1
Solar Power Panels Stage2
Historic Works
LOM Pit Abandonment Bund
LOM Pit Zone Of Instability
Existing Pits
Historic Pit ZOI
IKMA Groups
Abandonment Bund
Airstrip
Building
Camp
Core Yard
Dam - Fresh
Dam - Process
Dam - Saline
Diversion Channel
Evaporation Pond
Fuel
LGS-1
LGS-2
Landfill
Laydown
Mine Void bgw
Other Cleared Land
Plant
Processing
ROM
Rehabilitation
Sewerage Pond
TSF Decant Pond
Tailing Storage Facility
Topsoil Stockpile
Transport
WRL
Western Power Powerline
Western Power Sub Station
Workshop

Figure 13-1 Site general arrangement. Source: Earl Grey Lithium Project Life of Mine (LoM) Mining Proposal – Stage 3 (2025). The site layout provides optionality with a location identified for any potential future plant expansion.

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13.3.1 Pit Design

The ultimate pit design is approximately 2,000m long, 800m wide, and 335m deep. The Earl Grey pit has been designed in a number of stages out to the ultimate pit design. This allows for consistent ore delivery to the processing plant, improved balancing of ore and waste movements, and a degree of blending of ore sources over the life of the mine. The initial stages target the shallowest part of the orebody and lowest strip ratio. The general trend of mining is from the south to the north as the orebody dips to the north, seeing an increase in strip ratio over time.

The geotechnical pit wall parameters applied to the ultimate and staged pit designs align with those provided by Peter O'Bryan and Associates. Inter-ramp slope angles varied between 38° in the surface oxides to 50° as per Table 13-4. It is assumed that the pit walls will be depressurized during operation.

The pit designs are unchanged from the previous TRS and were reviewed by Peter O'Bryan and Associates for geotechnical compliance. Figure 13-2 shows the ultimate pit design for the LoM, and Figure 13-3 shows the pit design stages. At the end of 2024, Stage 1 was completely mined out, and stage 2 was near completion.

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759000
760000
Settling Ponds
Eastern WRL
Western WRL
Jasmine Pit
Twinings WRL
Darjeeling Pit
6448000
Earl Grey Pit
Earl Grey WRL
TSF1
6447000
Mine Pit
Abandonment Bund
Zone of Instability
6446000
LGS-2
LGS-1
Southern WRL
Legend
Disturbance Envelope
Abandonment Bund
Zone of Instability
Legacy Landforms
Proposed Landform

Figure 13-2 Ultimate pit design. Source: Earl Grey Lithium Project Life of Mine (LoM) Mining Proposal – Stage 3 (2025).

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758,750E
759,000E
759,250E
759,500E
759,750E
760,000E
760,250E
760,500E
6,447,500N
6,447,250N
6,447,000N
6,446,750N
6,446,500N
6,446,250N
6,446,000N
6,445,750N
N
W
S
TOP
Stage 15
Stage 14
Stage 12
Stage 11
Stage 10
Stage 8
Stage 6
Stage 5
Stage 4
Stage 9
Stage 3
Stage 7
Stage 2
Stage 13

Figure 13-3 Pit design stages. Source: Covalent.

13.3.2 Waste Rock Landform Designs

There are three waste rock landforms designed to accommodate all waste rock for the LoM:

1. Southern waste landform (SWLF),
2. Eastern waste landform (EWLF), and
3. Western waste landform (WWLF).

These are shown in Figure 13-4. All waste rock to date has been stored at the SWLF aside from material required to construct the embankment bund for the current tailings storage facility (TSF), which in time will form part of the EWLF. The EWLF and WWLF will be constructed in the future, both integrated with tailings storage facilities.

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760000
6450000
6445000
6440000
Western WRL
TSF2B
TSF2A
Settling Ponds
Eastern WRL
TSF1
Mine Pit
Abandonment Bund
LGS-2
LGS-1
Southern WRL
ROM
Eastern ROM Extension
Bounty East Pit WRL
Bounty South Pit WRL
Blue Vein Road
Legend
Development Envelope
Disturbance Footprint
Proposed Landform

Figure 13-4 Waste rock landform and TSF designs.Source: Earl Grey Lithium Project Life of Mine (LoM) Mining Proposal – Stage 3 (2025).

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Table 13-5 Waste rock landform storage capacities. Source: Covalent.

Landform	Capacity	Comments
SWLF	25 Mm^3	Remaining capacity – original capacity was 27.8 Mm^3
EWLF	93 Mm^3	Integrated with TSF-1
WWLF	132 Mm^3	Integrated with TSF-2
total	**249 Mm^3**	

The waste rock landforms have been designed such that the overall slope aligns with rehabilitation designs, minimizing reprofiling costs at closure. The reprofiled landforms will feature face slopes of 18 degrees, lifts of 20-25m, with 25m berms, as shown in Figure 13-5 .


60m
50
40
30
20
10
0
Windrow
5.7°
18°
18°
40°
Minimum 2m thick competent waste rock only (i.e. no dispersive) overlain by 150mm topsoil
As Dumped Surface
Minimum 2m thick competent waste rock only (i.e. no dispersive)
NAF (Oxide) Cover 5m
PAF Paddock Tip and Flat Top
All Other Waste Material
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150m

Figure 13-5 Typical closure landform for waste rock landform. Source: Earl Grey Lithium Project Life of Mine (LoM) Mining Proposal – Stage 3 (2025).

13.3.3 Stockpile Designs

The run-of mine (ROM) pad and sorter feed stockpiles are shown in Figure 13-6. The ROM is immediately to the north of the concentrator facility. It consists of a skyway with a series of blended stockpile fingers (shown in yellow in Figure 13-6).

The ore sorter facility is planned to be constructed on an extension of the eastern end of the ROM pad. Sorter feed stockpiles will be constructed both on this pad extension adjacent to the ore sorter facility and as a further extension of the pad to the north (shown in orange and blue respectively in Figure 13-6). These have a combined capacity of 3.5Mt.

A long-term sorter feed stockpile is planned for the northern end of the SWLF, as shown in white in Figure 13-7 . This has a capacity of 11.5Mt of sorter feed ore.

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Ore Sorter Plant

Figure 13-6 ROM and sorter feed stockpile designs. Source: Covalent.



Figure 13-7 Long term sorter feed stockpile design at SWLF. Source: Covalent.

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13.3.4 Tailings Storage Facility Design

The concentrator facility will output approximately 1.2Mt of tailings per year. The tailings are currently pumped to TSF-1, approximately 2km north of the concentrator.

TSF-2 will be made up of two circular cells referred to as TSF-2A and TSF-2B. These are integrated in the western waste landform (WWLF). All of the tailings storage facilities are built in a series of lifts as additional capacity is required.

The capacities of the TSFs are noted in Table 13-6 and shown in Figure 13-4.

Table 13-6 Tailings storage facility capacities. Source: Covalent.

Tailings storage facility	Capacity
TSF-1	13.4 Mt
TSF-2	47.8 Mt
Total	**51.2 Mt**

13.4 Life of Mine Scheduling

The life of mine was scheduled to confirm the economic viability of the Mineral Reserves. It has not been fully optimized and does not necessarily represent the plans of Covalent or the Shareholders.

13.4.1 Schedule Inputs

Only Measured and Indicated Mineral Resources have been scheduled as ore within the LoM plan.

The key processing inputs for the LoM plan are:

- Only spodumene bearing pegmatites are scheduled to the processing facilities,
- Direct feed ore is processed through the concentrator,
- Sorter feed ore is processed through the ore sorter facility with the accepts (product) and fines (unsorted) processed through the concentrator,
- The concentrator feed rate is capped at 1.94 Mtpa, and
- The ore sorter facility feed rate is capped at 0.65 Mtpa.

The key mining inputs for the LoM plan are:

- Mining rate capped at the capacity of four primary excavator units,
- All ore is rehandled via stockpiles to the processing plants, and
- Bench turnover is constrained to 8 benches per year, with 10m high benches in waste pre-strip and 5m benches in ore.

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13.4.2 Schedule Outcomes

The LoM sees 84.5 Mt of ore mined from the Earl grey pit with 430 Mt of waste rock (which includes mineralised waste below the ore cut-off). Table 13-7 outlines the key performance metrics from the LoM.

Table 13-7 Life of mine key metrics. Source: Covalent.

Metric	Units	Value
Mine life	years	43
Processing life	years	46
Ore mined (ex-pit)	Mt	84.5
Ore grade	Li_2O%	1.46
Waste quantity	Mt	430
Total mined quantity	Mt	515
Stripping ratio	waste t : ore t	5.1
Concentrator feed grade	Li_2O%	1.54
Concentrator production	kt SC5.5	16,650
Refinery production	kt LiOH	2,130

Figure 13-8 shows the annual planning mining by material type; these being direct feed ore, sorter feed ore, and waste. Figure 13-9 shows the breakdown of total material movement (mined) by pit stage. Pit stages 1 and 2 were completed in 2024. Through the majority of the LoM, three pit stages are mined concurrently.

Figure 13-10 shows the LoM processing feed tonnages. Direct feed ore is fed directly into the concentrator. Sorter feed ore is fed to the ore sorter where it is split into fines (material too small for particle sorting), accepts (majority spodumene bearing pegmatite) and rejects (majority waste). The fines and accepts materials are combined to give sorter product which is blended with direct feed ore into the concentrator. The grades shown are the grades that present to the concentrator, and therefore do not include the sorter rejects stream.

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Mined quantities (Mt)
20
18
16
14
12
10
8
6
4
2
0
2025
2030
2035
2040
2045
2050
2055
2060
2065
Direct feed ore
Sorter feed ore
Waste

Figure 13-8 Life of mine mining summary.


20


Mined quantities (Mt)
0
2
4
6
8
10
12
14
16
18
2025
2030
2035
2040
2045
2050
2055
2060
2065
stage 3
stage 4
stage 5
stage 6
stage 7
stage 8
stage 9
stage 10
stage 11
stage 12
stage 13
stage 14
stage 15

Figure 13-9 Life of mine mining by pit stage.

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2.5
2.5


Processing Plant fed (Mt)
Li2O grade (%)
2.0
1.5
1.0
0.5
0.0
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070
Direct feed ore
Ore sorter product
Ore sorter rejects
Concentrator feed grade

Figure 13-10 Life of mine processing summary.

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14 PROCESSING AND RECOVERY METHODS

14.1 Concentrator Flowsheet

The constructed concentrator flowsheet uses unit operations that are typical and standard for spodumene concentrators. Specific adaptations have been made for Mount Holland ore characteristics based on testwork that was executed at either bench or pilot scale. The project is designed to consistently deliver spodumene concentrate at 5.5 per cent Li_2O (dry weight basis) with a nominal output capacity of approximately 383 ktpa dry. Tailings are classified into two types based on physical properties, with the fine fraction diverted to a Tailings Storage Facility (TSF) and the coarse fraction reporting to the waste rock landform (WRL). It is expected that, if DBS is not able to be allocated in the market, it will return to the mine and will be combined with the coarse fraction for disposal in the WRL. A simplified flowsheet is shown in the Figure 14-1.


ROM Ore
Primary Crusher
Coarse Spodumene Concentrate
Secondary Crusher
Tertiary Crusher
Cyclone & Classifier
Dense Media Separation
Concentrate Thickener & Filter
Flotation
Deslime & Magnetic Separation
Ball Mill
Fine Spodumene Concentrate
Tailings Thickener
TSF

Figure 14-1. Concentrator flowsheet. Source: simplified from UIDFS (2020).

14.2 Concentrator Energy, Water, Material and Personnel Requirements

14.2.1 Energy

Electricity is supplied to the concentrator by a grid connection to the state electricity network. Power consumption of the plant is in line with ramp up expectations and is expected to stabilize at 40 kWh per tonne plant feed processed.

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14.2.2 Water

Fresh water is supplied to the Project from the state-owned Gold Fields Water Pipeline. A 136 km self-owned and operated water pipeline was constructed to connect the Gold Fields Water Pipeline tie-in in Moorine Rock to the Mount Holland Mine site. To support the engineering design of the Project, a seasonal operational water balance was developed assuming a crusher throughput rate of 2 mtpa (dry). The Mount Holland operational water balance is dependent on the assumptions made with respect to the recovery and recirculation of process water, especially in respect of water reclamation from the TSF. Assumptions are based on test results conducted for product streams, as well as inputs from SMEs.

Current water consumption of the concentrator plant is in line with ramp up expectations. While consumption is variable due to seasonal fluctuations, the long term average ranges between 0.60 and 0.64 kL per tonne plant feed processed.

14.2.3 Material

The reagents required for operation of the concentrator are ferrosilicon, soda ash, sodium lignosulphonate (F200), H57, TY16D, diesel, caustic soda, EDTA, sodium silicate (WG2.35), AN910SH, AN923SH and FL 440. Steel grinding balls are a consumable required for the ball mill. All reagents and consumables are delivered to the Mount Holland mine site by truck.

14.2.4 Personnel

Personnel for the concentrator plant are sourced from Perth, on a fly-in, fly-out basis. The headcount for the concentrator plant is expected to stabiles at 53 in 2029, according to Covalent's 5 Year Plan (see section 15.1.3).

14.3 Ore Sorter Flowsheet

DRA Engineering undertook a pre-feasibility level study (PFS) for a standalone ore sorting plant to operate in conjunction with the existing Mount Holland mine and spodumene concentrate processing plant (DRA, 2024).

The ore sorting plant will be sized to process 0.65Mtpa on day shift only (12-hour operation). It will be fed by basalt waste contaminated ore (referred to as sorter feed ore), containing nominally 30% basalt, to produce 0.36Mtpa of accepts. The accepts from the ore sorting plant will be fed to the existing crushing circuit in parallel with fresh ore and the ejects disposed of to the waste rock landforms.

The ore sorter circuit will be located on an extension to the east of the existing ROM pad. The extension will be at the same elevation as the existing ROM and will be constructed on top of the old Bounty pit. The ore sorter flow sheet is illustrated in Figure 14-2.

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Sorter feed ore stockpile
Stockpile of ore contaminated with waste rock
Crusher
+50mm
Screen
Screen
-9mm
+9mm - 50mm
Particle sorter
Fines
Waste + ore (unsorted)
Rejects
Waste + minor ore loss
Accepts
Ore + minor dilution

Figure 14-2. Ore sorter flowsheet. Source: Covalent.

In order to generate suitable information for the next phase of design (the definitive feasibility study for the ore sorter flowsheet) there is some work that has been identified as follows:

- Additional ore sorter test work to firm up the design criteria;
- Geotechnical investigation on the pit infill to determine the suitability for the proposed ROM pad expansion for the ore sorter plant;
- Site based bulk fill compaction test on the mine waste to determine the appropriate compaction methods to build the ROM pad extension; and
- Future design stages should consider dedicated drain channels and identify suitable destinations as part of the overall ROM Pad extension design.

14.4 Ore Sorter Recovery

The performance of the ore sorting facility is largely based on the quantity of dilution within the ore sorter feed, which is outlined in Table 14-1. The OSF product and fines streams are then fed to the concentrator. It is currently assumed that the grade of the fines material is the same as the feed material, although a slight down grade was shown in the test work. The assume proportion of fines is the conservative case scenario. Any reduction in fines proportion would improve the output of the OSF.

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Table 14-1 Ore sorting parameters. Source: Covalent.

Parameter	Test work range	Assumed Parameter
Fines proportion	20–30%	30%
Pegmatite losses (ore reporting to reject stream)	1–3% per every 10% waste in feed	1.5% per every 10% waste in feed
Waste dilution (waste to product stream)	1–3% per every 10% waste in feed	1.5% per every 10% waste in feed

14.5 Ore Sorter Energy, Water, Material and Personnel Requirements

14.5.1 Energy

Electricity will be supplied to the proposed Mount Holland ore sorter plant by connection to the state electrical grid. Annual average consumption is projected to be ~7,000MWh (DRA, 2024).

14.5.2 Water

The proposed ore sorter plant does not require a water supply to operate.

14.5.3 Material

The proposed ore sorter plant does not require any reagents or consumables beyond standard maintenance requirements.

14.5.4 Personnel

The proposed ore sorter plant will be staffed from Perth on a fly-in, fly-out basis. Personnel for the ore sorter plant will be additional to those included in the Covalent 5 Year Plan (see section 15.1.3).

TRS-MtHolland-Rev1-20250417 Page 116

TRS-MtHolland-Rev1-20250417 Page 117 PROJECT INFRASTRUCTURE The overall Project comprises: • An open pit mine development centred on the Earl Grey hard rock lithium deposit at Mount Holland, approximately 100 kilometres south of Southern Cross in Western Australia and 500 kilometres east of Perth. • A spodumene concentrator facility located at the Mount Holland site with a nominal production capacity of 1.94 Mtpa ore feed, producing a nominal 383ktpa of spodumene concentrate at a grade of 5.5% Li2O. • A refinery located in the Kwinana industrial precinct approximately 45 kilometres south of Perth, with the capacity to produce 50ktpa of battery-grade lithium hydroxide product (LiOH) for export globally. • The non-process infrastructure (NPI) required to support the Mount Holland and Kwinana sites (including roads, buildings, accommodation and the provision of logistics and utilities). The Mount Holland Mine site includes the following facilities. • Mine Site and access roads: All roads are maintained to a standard that minimizes the wear on the heavy road vehicles using it and to keep dust to a minimum. • Run-of-mine (ROM) facility. • Explosives magazine. • Concentrator: comprising crushing facilities, ball mill, dense media separation (DMS), and flotation circuits, which are standard for spodumene concentrator facilities. Two stage crushing is followed by a high-pressure grinding roll machine (HPGR), reflux classifier to remove mica, two stages of DMS — overflow of the first stage going to tails, underflow from the second stage to final concentrate and overflow going to flotation. • Tailings Storage Facilities (TSF): Mount Holland concentrator exports fine tailings in slurry form, of approximately 55% solids, to a wet TSF. The TSF provides approximately 8.9 Mm3 of storage volume that will allow storage capacity for approximately 13.3 Mt to satisfy the required 10 years storage life. The circular TSF design was constructed by placing compacted clay-rich materials with relatively lower permeability against mine waste at the upstream side to form the containment embankment for tailings deposition. Mine waste is then progressively placed adjacent to the integrated waste landform (IWL) to allow for downstream construction of the tailings embankment bund raises. • Waste Rock Landform (WRL): designed to provide a safe, stable and environmentally acceptable landform for both operations and mine closure. The 10-year WRL is designed above a historic TSF, such that the waste transport distance from the pit face is minimized. The WRL is constructed using fresh waste, oxide material and other dispersive waste, de- TRS-MtHolland-Rev1-20250417 Page 118 lithiated Beta Spodumene (DBS), dense medium separation rejects, pegmatite mineralised waste, laterite, and all other waste types produced from the mine. • Water pipeline: A 136 km pipeline from the great Eastern Highway tie-into the Mount Holland mine site has been constructed to feed the water required for the operation. • Aerodrome: The aerodrome is a Code 2C CASA certified runway. • Accommodation Village: The accommodation village is located on the historical Bounty camp site and is comprised of: o Accommodation capacity for 550 personnel consisting of 250 permanent rooms and 300 rooms during construction of the Mount Holland Mine; o Common user facilities including kitchen facilities, dining hall, wet mess, administration offices, gymnasium, medical, recreational facilities, ice room and storage; o Wastewater and sewage treatment will be carried out within a central facility located in the village area. • Powerlines and power sources: The Mount Holland Mine is connected to the state grid network, sourced from 33kV grid connection to the South-West Interconnected System at Bounty Substation. A diesel power back up is available for critical infrastructure. • Building infrastructure: Civil infrastructure on the concentrator site includes site roads, buildings and other built infrastructure. The buildings and structures include the administration office, training facility, ablution, emergency services building, workshop & workshop office, warehouse & warehouse office, laboratory, core yard, reagents storage shed, gatehouse, primary crushing operators hut and the central control room (CCR). • Communications infrastructure: The Mount Holland site has a primary data centre and communications link with secondary backups for business continuity. The site also has digital radios which includes location tracking in restricted areas (such as flora and fauna exclusion zones). The Mount Holland project infrastructure are detailed in the site general arrangement drawing in Figure 13-1. 15.1 Energy, Water, Material and Personnel Requirements 15.1.1 Energy At Mount Holland, electricity is supplied to the mine facilities and processing plant by a grid connection to the state electricity network. The beneficiation of spodumene ore into lithium concentrate is energy intensive and the processing plant represents the largest consumer of electricity at the mine. The mining fleet is powered by diesel that is transported from Perth. TRS-MtHolland-Rev1-20250417 Page 119 15.1.2 Water Fresh water is supplied from the state-owned Gold Fields Water Pipeline. A 136 km self-owned and operated water pipeline was constructed to connect the Gold Fields Water Pipeline tie-in in Moorine Rock to the Mount Holland Mine site. 15.1.3 Personnel The Mount Holland Mine is located south of the Southern Cross communities. The Mount Holland Mine primarily sources its labor on a fly-in/fly-out basis from Perth, which allows personnel to be recruited from a wide talent pool. The refinery and corporate offices are located in Kwinana, south of Perth, with all labor sourced locally from the greater Perth metropolitan area. The total project headcount across all sites as at the December 2024 was 584 staff (included embedded contractors). This is forecast to reduce to 458 by 2029 and stabilize at approximately that level with the cessation of construction and commissioning activities. The planned labor force as at 2029 is outlined in Table 15-1. Table 15-1 Planned 2029 headcount by area. Source: Covalent Lithium Five Year Plan – September 2024. Area Headcount Mount Holland - Mine 33 Mount Holland – Processing 53 Mount Holland – Other 83 Kwinana – Processing 79 Kwinana - Other 55 Shared Services 155 Total 458 TRS-MtHolland-Rev1-20250417 Page 120 Figure 15-1. Map of water pipelines and energy transmission lines that supply the Mount Holland mine.

GEOINNOVA


Earl Grey Lithium Project
Energy and Water Lines
Mt Holland
ROM
Village

Figure 15-2. Map of water pipelines and energy transmission lines to the processing plant and mine village.

TRS-MtHolland-Rev1-20250417 Page 121

16 MARKET STUDIES

16.1 Market Overview

The market assessment is taken from the Benchmark Lithium Forecast Report Q4 2024 (Benchmark Mineral Intelligence, 2024). Key points from this assessment are:

- Battery demand now dominates the lithium market. This is forecast to further increase as worldwide EV adoption accelerates, with industrial applications for lithium declining their market share but still growing at a low rate.
- Battery demand is primarily driven by growth in the electric vehicle (EV) market and secondarily driven by Energy Storage Systems (ESS) market, as the other major contributor to forecast lithium demand growth.

The Benchmark assessment of the lithium demand and supply markets are represented in the price forecasts they have issued, illustrated in Figure 16-1.


Global Lithium Supply & Demand Estimate
6,000
4,000
2,000
-
kt LCE
2023
2024
2025e
2030e
2035e
2040e
Demand
Supply

Figure 16-1 Global lithium supply and demand. Source (Benchmark Mineral Intelligence, 2024).

16.2 Price Forecast

The Mineral Reserve and Mineral Resource determination relies on price projections developed by third-party experts. Battery grade lithium hydroxide and spodumene concentrate prices were taken from the Benchmark Lithium Forecast Report Q4 2024 (Benchmark Mineral Intelligence, 2024).

The battery grade lithium hydroxide prices are CIF to Asia, in USD/dmt real 2024. A cost of US$100/t of lithium hydroxide was applied to convert the CIF Asia price to an FOB price at Kwinana. The US$100/dmt rate was sourced from Woodmac.

TRS-MtHolland-Rev1-20250417 Page 122

GEOINNOVA

Figure 16-2 shows the historical pricing and base case Benchmark projections for battery grade lithium hydroxide and spodumene concentrate 6.0%.

Benchmark produces pricing scenarios for the short- and medium-term horizons including a base case, high case and conservative case. Figure 16-3 shows the Benchmark pricing scenarios for battery grade lithium hydroxide CIF Asia, with all cases aligning from 2034 with the projected long-term incentive pricing. These were used to inform the valuation sensitivities on price.


100000
10000
Actual Prices
Forecast Prices
LiOH Price (US$/t)
SC6 Price (US$/t)
50000
5000
0
0
2015
2020
2025
2030
2035
2040
Lithium Hydroxide
Spodumene 6%
Spodumene 6% avg 2026-2040

Figure 16-2. Battery grade lithium hydroxide and spodumene concentrate prices. Source: Benchmark Lithium Forecast Report Q4 2024.

TRS-MtHolland-Rev1-20250417 Page 123


50000
25000
0
LiOH price ($/t CIF Asia)
Long-term incentive price
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
Base Case
High Case
Conservative Case

Figure 16-3. Battery grade lithium hydroxide price scenarios. Source: Benchmark Lithium Forecast Report Q4 2024.

The produced spodumene concentrate is a 5.5% lithia (Li_2O) concentrate. The price has been factored down on a linear relationship based on the grade difference between a 6.0% and 5.5% concentrate when applied in the financial modelling and cash flow analysis.

Petalite concentrate pricing for Mineral Resources was assumed to be consistent with spodumene concentrate pricing on a price per units of lithia. An assumed petalite concentrate grade of 4.0% Li_2O has been applied.

Based on Benchmark Minerals Forecast Q4 2024 (Benchmark Mineral Intelligence, 2024), the QP's agreed to use the long-term incentive price of US$1200 per tonne of spodumene concentrate 6% (FOB Australia) for determining Mineral Reserves. The average price for the period from 2026 to 2040 was applied for Mineral Resource determination, which was rounded to US$1,300 per tonne of spodumene concentrate 6% (FOB Australia). The higher price for resource evaluation allows for flexibility in the estimation of the Mineral Reserves.

The overall Project valuation and cashflows have been based on the full Benchmark base case forecast for battery grade lithium hydroxide and spodumene concentrate.

16.3 Contracts and Status

Under the Unincorporated Joint Venture Agreement each joint venture partner will receive the products produced by the Joint Venture in pro-rata to their interest in the Joint Venture, currently

TRS-MtHolland-Rev1-20250417 Page 124

TRS-MtHolland-Rev1-20250417 Page 125 being 50% for SQM. This includes 50% of lithium hydroxide production from the refinery once commissioned and 50% of spodumene concentrate production from the mine and concentrator facility. SQM has not entered into any binding agreements that directly assigns the production SQM will receive from the Project. SQM markets both lithium hydroxide and spodumene concentrate completely independently from its joint venture partner. TRS-MtHolland-Rev1-20250417 Page 126 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT 17.1 Baseline Studies Multiple environmental baseline studies were undertaken for the Mount Holland Mine site between 2005 and 2021. Additional studies have been undertaken in 2023 to support the Life of Mine Environmental Impact Assessment for the expansion of current mining operations. The studies identified species of terrestrial flora and fauna, vegetation mapping, short range endemic invertebrate fauna and subterranean fauna within the development envelope. Some species required protection and as such, Exclusion zones were identified and where there was significant residual impact, offsets were imposed under the Ministerial Statement 1118 (MS1118 and superseded by MS 1167 on 14 May 2021 and then MS 1199 on 23 November 2022) and the Commonwealth Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act). Systems and procedures have been developed and implemented to support ongoing management of flora and fauna on site. A detailed site survey of historical legacy areas of the Mount Holland gold mine site within the development envelope was completed to establish and quantify historical disturbances and baseline contamination prior to the commencement of operations and to verify the extent of any future liability associated with utilizing the historical site. In addition, waste characterisation, soils mapping, hydrology and hydrogeology assessments, air quality and greenhouse gas assessments were also undertaken to inform the respective environmental impact assessments for: • Mount Holland mine site (Earl Grey Lithium Project); • Kwinana Refinery (Lithium Hydroxide Project); and • Life of Mine Project (expansion of the Mount Holland mine site). 17.1.1 Biodiversity The site consists of flora, vegetation and ecological communities ranging in condition from completely degraded in existing disturbed areas to excellent in remnant bushland areas with numerous conservation significant species within the Disturbance Envelope. Whilst the utilization of existing infrastructure and purposeful location of new infrastructure within previously disturbed areas has reduced the total impact, there is a residual impact of 386ha of vegetation including conservation significant species due to the implementation of the Project. A formal Environmental Impact Assessment was conducted by the Western Australian (WA) Environmental Protection Authority (EPA) under Part IV of the Environmental Protection Act 1986 (WA; EP Act). Conditional approval was granted by the WA Minister for Environment in 2021, which required the preparation and implementation of an EPA approved Flora and Vegetation Environmental Management Plan. Weeds and pathogens (notably dieback) present a risk to biodiversity and although weed and pathogen presence in the Disturbance Envelope is low, appropriate active management through the TRS-MtHolland-Rev1-20250417 Page 127 implementation of the Flora and Vegetation Management Plan, Dieback Management Plan and hygiene procedures is required to ensure that they do not pose a significant risk to regional biodiversity. The Mount Holland Mine is considered to have minimal impact on fauna biodiversity if managed and implemented in accordance with the Terrestrial Fauna Management Plan, which has been prepared in accordance with requirements of the MS1118, and subsequently approved by EPA. Vegetation There are no Threatened Ecological Communities within or near the Project area. The mine development envelope is situated within the designated area and buffer for the Ironcap Hills Vegetation Complexes (Mount Holland, Middle, North and South Ironcap Hills, Digger Rock and Hatter Hill) (banded ironstone), listed as a Priority 3 Ecological Community (PEC) by the WA Department of Biodiversity, Conservation and Attractions (DBCA) due to insufficient survey or data deficiencies. A quantitative statistical review of species and vegetation communities observed within the development envelope as compared to the Ironcap Hills vegetation complexes was completed by Mattiske Consulting (2018). The statistical analysis reveals a poor correlation between the identified vegetation communities, dominant vegetation types and representative species associated with Ironcap Hills Vegetation Complexes in addition to the lack of comparative landforms and geology associated with the Priority Ecological Community (PEC). Given this analysis, it was considered the Mount Holland Mine was not expected to result in significant impacts to the Ironcap Hills PEC. Populations of Banksia dolichostyla classified as a ‘threatened’ species under the Environmental Protection Act 1986 (EP Act) and the Commonwealth EPBC Act have been identified in and around the disturbance footprint within the development envelope. Dedicated flora exclusion zones were imposed under MS1199 and require Covalent to undertake ongoing monitoring and protection of the populations within these zones with any impact to plants caused by the operations considered a breach of approval conditions. Exclusion zones were also imposed on a Priority 1 species, Microcorys elatoides and Acacia lachnocarpa, Priority 2 species, Orianathera exillis, and Priority 3 species, Hakea pendens. Both Banksia. dolichostyla and Microcorys elatoides species require offsets under MS1199 and the Banksia. dolichostyla require offsets under the EPBC approval conditions. Baseline flora and vegetation survey work has been conducted within the disturbance envelope and extending 1km beyond the EPA assessed development envelope boundary. The surveys identified a total of 26 conservation significant flora species which will be directly or indirectly impacted by the Mount Holland Mine. The mitigation hierarchy of ‘avoid, minimize, rehabilitate, offset’ has been applied to reduce residual impacts to conservation significant flora. The infrastructure footprint has been designed to ensure the maximum avoidance possible of conservation significant flora. Impacts to conservation significant flora will be managed according to the Flora and Vegetation Environmental Management Plan. Intensive targeted flora surveys throughout the region were successful in identifying additional TRS-MtHolland-Rev1-20250417 Page 128 populations of each species resulting in a significant increase in total regional population numbers. In addition, approximately 42% of the disturbance envelope consists of previously cleared land (281Ha of 755Ha approved under MS1118). Preservation of both the flora exclusion zones and individual populations of priority species outside of these exclusion zones will require ongoing intensive management throughout the construction and operations phases. Systems and procedures have been developed by Covalent to support ongoing management of flora on site. Fauna Detailed baseline fauna surveys comprising of six field surveys were conducted by Western Wildlife in 2016 and 2017 (Western Wildlife, 2017). Three broad fauna habitats were identified, which are well presented regionally and are not unique to the Mount Holland Mine development envelope. Although the fauna habitats identified are extensive in the region, they are regionally significant in being part of the Great Western Woodlands (GWW). Malleefowl and Chuditch were located within the development envelope during fauna surveys. Both species are classified as ‘vulnerable’ under the EPBC and EP act. MS1199 also imposed exclusion zones around the majority of Malleefowl mounds within the development envelope requiring Covalent to provide ongoing protection and monitoring of these mounds. Land acquisition offsets were also required under conditions of the Commonwealth and State approvals and a suitable offset has been identified which has been endorsed by the Commonwealth (Department of Climate Change, Energy, the Environment and Water DCCEEW) and DWER. Within the Development Envelope, population surveys and trapping of Chuditch and monitoring of Malleefowl mounds are required prior to each clearing activity to remove the risk of injury to any individuals that may be present in the proposed clearing area. There are some restrictions to clearing activities during the breeding season which require management within planning and scheduling of clearing activities. Additional offsets are being developed for the Life of Mine Project. 17.1.2 Contaminated Sites The historical Bounty gold operation at Mount Holland was owned and operated by various companies from 1988 until 2001 including Aztec Mining Company Limited, Forrestania Gold NL, Lion Ore Mining International Limited and Viceroy Australia Pty Ltd. During this time, the historic Bounty gold mine operation processed ore from the Bounty and Bounty North underground operations and numerous open pits within an approximate 10km radius of the site. A Preliminary Site Investigation (PSI) was completed in June 2019 which included decommissioning of the historic gold mining and processing facilities. The PSI including a limited sampling program to determine the risks to site workers involved in the decommissioning activities (GHD 2019). The PSI identified potential contamination source areas, contaminants of potential concern (CoPC), and human and environmental receptors. A monitoring and management program has been implemented based on the recommendations of the PSI.

GEOINNOVA


755000
760000
6450000
6445000
6440000
6435000
Legend
Flora Exclusion Zone
Malleefowl Exclusion Zone
Mine Plan Footprint
Development Envelope
Scale: 1:60,000
MGA94 (Zone 50)
N
Author: A. Pete
Date: November 2020
Rev: A
A4
covalent
LITHIUM
Mt Holland Project
EGLP Ministerial Statement Exclusion Zones
Figure
A

Figure 17-1. Priority species exclusion zones. Source: Covalent.

TRS-MtHolland-Rev1-20250417 Page 129

17.2 Permitting

17.2.1 Operation

The Project was granted initial environmental approval in November 2019 under the State *Environmental Protection Act 1986* (WA) (EP Act) through Ministerial Statement 1118, and in February 2020 granted approval under the *Environment Protection and Biodiversity Conservation Act 1999* (EPBC Act) through EPBC Decision 2017/7950. Following these initial environmental assessments and approvals, the Project has been amended under the EP Act through Ministerial Statement 1167 (change to implementation conditions), Ministerial Statement 1199 (change to Proposal), and under the EPBC Act through EPBC Decision 2017/7950 approval variations (change to Proposal and implementation conditions). Ministerial Statement 1199 supersedes both Ministerial Statement 1118 and Ministerial Statement 1167.

A range of secondary approvals are required and in place for mining operations. These include a Mining Proposal under the *Mining Act 1978* (WA), Works Approvals and Operating Licences under Part V of the EP Act (WA) and a Groundwater Licence under the Rights in *Water and Irrigation Act 1914* (WA).

17.2.2 Life of Mine

Currently, the Project has approval to accommodate approximately 10 years of mining and processing operations, largely defined by the limited disturbance footprint. Covalent is also seeking approval for completion of mining activities and associated disturbance (1,885 Hectares) for the remaining Life of Mine (LoM). This is currently under assessment by the State and Commonwealth with approvals expected in 2025. Following grant of the primary approvals, secondary approvals for mining operations will be obtained.

17.3 Waste Rock and Tailings

17.3.1 Mount Holland

Covalent has undertaken significant analysis of waste rock types for the purpose of waste rock management. The waste rock types to be excavated from the open pit include fresh waste rock (characterized as geochemically benign, erosion resistant), transitional waste rock (characterized as slightly moderately saline, low soluble toxicants, varying erosion resistance) and oxide waste rock (characterized as low soluble toxicants, saline, dispersive). The development of the open pit will be staged and involves the mining of varying types of waste rock (from oxide waste rock at the surface to fresh waste rock at depth) to expose fresh ore. This approach allows the staged construction of waste rock landforms to encapsulate oxide and transitional waste rock within fresh, competent waste rock as the open pit development progresses. Dispersive oxide and transitional materials, in all waste rock landforms, will be encapsulated with fresh competent waste rock to minimize the potential for post-mining erosion or sedimentation. Lateritic waste rock has several beneficial uses and may be disposed to a waste rock landform as a fresh waste rock, utilized as fresh waste rock for

TRS-MtHolland-Rev1-20250417 Page 130

final rehabilitation of a waste rock landform, and/or used as a construction material (e.g., road base, fill, rehabilitation armoring).

Tailings from the Mount Holland Mine are disposed to the Tailings Storage Facility, which has been designed in accordance with the internationally recognized Australian National Committee on Large Dams (ANCOLD) and undergone review and approval by the WA Department of Energy, Mines, Industry Regulation and Safety (DEMIRS). The TSF is maintained as a wet facility with approximately 30% of water recovered for reuse in the concentrator.

All waste rock and wet tailings infrastructure is managed in accordance with relevant guidelines published by DEMIRS and regulated in accordance with the Mining Proposal as assessed and approved by DEMIRS. Groundwater quality is monitored through a groundwater monitoring program utilizing monitoring bores around the TSF.

17.4 Environmental Operations

A range of environmental management and monitoring activities are in place to meet conditions of approvals and mitigate environmental risks and impacts. This is implemented through the company's Environmental Management System and Mount Holland Environmental Management Plans. Monitoring and management results are reviewed and considered in regular reviews of the environmental risk register.

Annual compliance reports are submitted to government regulators as required by individual permits.

There have been no outcomes of environmental monitoring which have changed the environmental risk profile at Mount Holland.

17.5 Social or Community Engagement

Stakeholder engagement with Commonwealth, State and local government authorities commenced in late 2016 and has continued as a component of Covalent's Life of Mine Project approvals and as a component of Covalent's social licence to operate. Ongoing social engagement and community investment has been managed through an external stakeholder consultation strategy.

The nearest community to the Mount Holland mine site is approximately 70km away and the Kwinana Lithium Hydroxide Refinery is situated in an assigned industrial area with the nearest residential areas situated approximately 3km away.

Covalent entered into a native title agreement with the Marlinyu Ghoorlie group in September 2020 to grant tenements required for the Mount Holland Mine. Negotiations are currently underway to establish a new Agreement.

The Marlinyu Ghoorlie Native Title Claim (MG Claim) (Reference Federal Court number: WAD647/2017; NNTT number: WC2017/007) was submitted in late 2017. It covers an area of approximately 98,638km^2 to the east of Kalgoorlie, including the area of the Mount Holland Mine. Figure 17-2 shows an outline of the Marlinyu Ghoorlie claim area with the approximate location of the

TRS-MtHolland-Rev1-20250417 Page 131

Mount Holland Mine site. The claim is currently being assessed by the Native Title tribunal, with a resolution expected in 2025.

Covalent has entered into an agreement with the Whadjuk Noongar People for the Kwinana Lithium Hydroxide Refinery. Both agreements with the Whadjuk Noongar People and the Marlinyu Ghoorlie People include but not limited to compensation, jobs, contracts and training. Engagement with Traditional Owners is on-going. Covalent has partnered with Clontarf Foundation (employment for indigenous men) and Stars (employment for indigenous women) to support its employment obligations under the respective agreements.


Project Mt Holland Site
WESTERN AUSTRALIA
GREAT
Perth
DARLING SCARP
EUCLA

Figure 17-2. Map showing extent of Marlinyu Ghoorlie claim – WC2017/007. Source: Covalent.

Ongoing stakeholder identification, communication, engagement, and consultation will continue through operational and closure phases.

The Project has also developed an Australian Industry Participation (AIP) plan, which has been approved by the AIP Authority, as required under the *Australian Jobs Act 2013* (Cth). In accordance with the plan, the Project will continue to engage with local government and industry bodies to ensure that local labor and businesses are used wherever economically practicable in the operation of the Project.

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GEOINNOVA

17.6 Mine Closure Planning and Rehabilitation

17.6.1 Mine Closure Planning

The objective of all rehabilitation and decommissioning is to ensure that premises are decommissioned and rehabilitated in an ecologically sustainable manner. The Mine Closure Plan (MCP) was submitted to DEMIRS with the Mining Proposal and was subsequently approved. Mine closure planning is a progressive process and the MCP will be subject to ongoing review, development, and continuous improvement through the life of the mine. The level of information required needs to recognize the stage of mine development with detail increasing as the mine moves toward closure. Financial forecasts for the Mount Holland Mine have included provisions for cost related to mine closure planning. An updated Mine Closure Plan has been submitted with the Life of Mine Mining Proposal and is currently under review by DEMIRS.

One of the legacy gold mine pits has been backfilled with waste rock material.

17.6.2 Rehabilitation

The objective of rehabilitation is to provide a stable self-sustaining landform. The Project intends to, where practicable, progressively rehabilitate disturbed land as areas become available. Given the relatively early stages of the project development, no rehabilitation has been undertaken to-date. All completed rehabilitated areas will require regular monitoring to ascertain the rehabilitation is tracking towards a successful sustainable outcome. Sustainable rehabilitation over a long term is required to be demonstrated before responsibility for the land can be relinquished. Financial forecasts for the Mount Holland Mine include provisions for costs related to rehabilitation.

17.7 Qualified Persons Opinion

The Qualified Person acknowledges that additional environmental approvals will be required to extend mining operations beyond the current 10-year horizon and to fully execute the Life of Mine (LOM) plan. It is understood that Covalent intends to submit a comprehensive mining proposal in 2025 to secure these approvals. While such approvals are pending, the current regulatory and permitting framework—along with the company's history of compliance—provides a strong basis for confidence in the permitting process. It does signify that there are reasonable expectations of such approvals being granted in a timely and manageable manner.

Furthermore, based on the nature and scale of the projected impacts, the Qualified Person considers that all environmental aspects over the full LOM can be effectively mitigated, managed, and offset through established practices and regulatory compliance mechanisms. As such, no material risk is identified that would prevent implementation of the LOM plan as designed.

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18 CAPITAL AND OPERATING COSTS

Capital and operating cost estimations in this report are a forward-looking exercise that rely upon assumptions and forecasts that are subject to change depending upon macroeconomic factors, unforeseen circumstances and new information becoming available. In all cases there are risks and unforeseen scenarios that may result in actual outcomes being different from those set out in the forward-looking statements and forecasts.

18.1 Capital Cost Estimates

The Mount Holland Mine is in production. The mine and concentrator capital costs are sunk costs and excluded from the financial analysis. The majority of the refinery construction and commissioning costs are sunk costs, with the remaining spend included in the project valuation. The total life of mine capital costs for the Project are presented in Table 18-1, with notes of key capital items. The annual capital spend is shown in Figure 18-1.

18.2 Operating Cost Estimate

Project operating costs are shown on a LoM basis as from commencement of stable operation. Operating cost estimates are from inputs provided by Covalent, consultants, vendors, formal/informal tender processes, and other market information.

The total average cash cost for the life of mine (post refinery commissioning in 2025) is US$7,423 per tonne of lithium hydroxide produced (real cost, 2025). The operating costs for the life of mine are shown in Table 18-2. in terms of percentage of this total.

The operating cost reported was updated as part of the 2024 Life of Mine plan update. The operating cost estimate for the Project was compiled from various sources – each best placed to estimate the cost for a portion of the overall estimate. Table 18-3 shows the sources of the various estimates.

Table 18-1 Life of mine capital expenditure.

Item	Total Cost (US$ million)	SQM attributable cost (US$ million)	Comments
Mine capital total	$464	$232	Includes $126M for TSF, $54M for ore sorting, plus sustaining capital
Refinery capital total	$192	$96	Includes $48M remaining capital for refinery construction and commissioning, plus sustaining capital.
Total LoM capital	**$656**	**$328**	

TRS-MtHolland-Rev1-20250417 Page 134


140
120
100
80
60
40
20
0
Project Capital Cost (U$ millions
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
2061
2063
2065
Mine Capital Cost
Refinery Capital Cost

Figure 18-1. Annual forecast capital expenditure.

Table 18-2. Operating cost proportions.

Cost area	Share %
Mine	19%
Concentrator	24%
Refinery	42%
Logistics	6%
Corporate	9%
Total	100%

TRS-MtHolland-Rev1-20250417 Page 135

GEOINNOVA

Table 18-3. Sources of operating cost estimates. Source: Covalent.

Operating cost category	Estimate source
Mining	• Mining physicals (i.e., mine plan) estimated by Covalent as a result of optimizing mining operations while feeding the concentrator. • Mining costs estimated by Covalent based on current operations and Australian Estimating Solution (AES, formally IQE) for benchmarks and future LOM costs.
Concentrator	• Consumptions of reagents and utilities based on existing operations, utilizing 2024 consumption as a reference. • Prices based on existing purchase prices. • Maintenance, general and administrative costs are based on existing operational costs. • Logistics costs based on existing operational costs. Logistics volumes have been assumed as part of the production profile across the LOM. • Labor based on existing headcount.
Refinery	• Consumptions of reagents and utilities are based on testwork conducted by Covalent and design information. • Prices of key reagents based on Covalent forecast for indicator pricing and quotes received from vendors. • Other prices based on vendor quotes of varying maturity ranging from budget pricing to firm pricing. • Maintenance, general and administrative costs have been estimated by applying benchmark information and expected activity estimated by subject matter experts combined with vendor quotes where available. • Logistics costs based on tender responses and market information. • Labor based on detailed headcount review by subject matter experts and independent market data.
Corporate	• Based on existing corporate costs, including overheads and labor.
Royalty	• In accordance with the Mining Act and associated regulations, a royalty at five per cent has been applied to all the lithium concentrate sold or used as feedstock at the assumed market FOB price for spodumene

	concentrate.

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GEOINNOVA

19 ECONOMIC ANALYSIS

The key financial metrics for the Mount Holland Mine have been calculated using a purpose-built cash flow forecast model. The financial model forecasts expected cash flows over the Life of Mine and reflects the physical flow of lithium units based on the input process assumptions. The results are shown at a Mount Holland Mine level and SQM's attributable portion is 50% of the amounts shown in this chapter.

The economic analysis is inherently a forward-looking exercise based on assumptions and expectations in light of the available information, and are subject to risks, variables and uncertainties that may result in the actual results deviating from the expected outcomes.

19.1 Key Assumptions

The key financial assumptions were updated for the Life of Mine, including valuation date, discount rate, and exchange rate. These assumptions were used for the purpose of evaluating the robustness and economic viability of the Mount Holland Mineral Reserves and do not represent a view of, and may differ from those used by, any of the joint venturers for their own valuation of the Mount Holland Project.

The key assumptions used in the financial model are outlined in Table 19-1.

Table 19-1. Key valuation assumptions.

Item	Unit	Value
Valuation date	Date	1 January 2025
Discount rate (nominal)	%	11
Tax rate	%	30
Foreign exchange US$:AU$		
2025 - 2027	:1	0.65
2028 - 2029	:1	0.64
2030 +	:1	0.70
Mine Life	Years	43
Processing life	Years	46

The financial model assumes the valuation of the Mount Holland Project independently and does not take into consideration tax deductions from accumulated losses, if any, within SQM. The valuations are in real terms, and the cashflows presented are nominal.

TRS-MtHolland-Rev1-20250417 Page 137

19.1.1 Production

The mine plan produces 85.6 million tonnes of ore as feed to the concentrator over LoM at varying grades. Spodumene concentrate is produced with a nominal recovery of 75% per cent over the LoM to produce lithium oxide concentrate at a grade of 5.5 per cent. The concentrate is supplied to the refinery to produce a total of 2.13 million tonnes of LiOH at a recovery of 85% for the Project.

19.1.2 Revenue

The primary revenue source for the Project is lithium hydroxide (LiOH). A small revenue contribution is generated from the sale of the co-products, sodium sulphate anhydrous (SSA) and delithiated beta spodumene (DBS). In addition, during ramp-up of the refinery and in some periods where spodumene concentrate production exceeds refinery feed requirements, the model assumes revenue is generated from the sale of excess spodumene concentrate.

The prices assumed are outlined in Section 16.2. The applied prices are an assumption used for the purpose of the valuation for Mineral Reserves and do not represent a view or consensus of forward-looking prices or a commercial strategy for the Project by any of the joint venturers.

19.2 Valuation Results

Based on the assumptions outlined in this report, the Project NPV is estimated at US$5.4B, with SQM's attributable portion being US$2.7B.

Figure 19-1 shows the annual nominal cashflows from the valuation model over the life of the Project, where the attributable share for SQM is 50%.

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2,000
1,500
1,000
500
-
(500)
Free Cash Flow (US$ millions)
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Figure 19-1. Project Annual Nominal Cashflows.

19.3 Sensitivity Analysis

The objective of the sensitivity analysis is to provide visibility of the assumptions that present the key risks to the value of the Project. The analysis also identifies the skew of the impact of each assumption in terms of upside and downside to value. Table 19-2 and Figure 19-4 shows the sensitivity of the main issues that can impact the results of the project. The valuations in Figure 19-4 are for the Project, with SQM's attributable portion being 50%.

- Price: Benchmark provides a base case, high case, and conservative case price forecast for both lithium hydroxide and spodumene concentrate in the short and medium term; out to 2033 in the Q4 2024 forecast (Benchmark Mineral Intelligence, 2024). These scenarios formed the basis of the price sensitivity analysis with the 2033 forecast price in each scenario extended for all subsequent periods. These price scenarios are shown in Figure 19-2 and Figure 19-3.
- CAPEX: This sensitivity assumes that the total capital expenditure in the Project period increases or decreases by 10%.
- OPEX: This sensitivity assumes that the operating cost over the LoM increases or decreases by 10%.
- Concentrator Recovery: This sensitivity assumes that the calculated recovery for the concentrator plant over the LoM increases or decreases by an absolute 5% (e.g. a calculated

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70% recovery would change to 65% and 75%). The LoM recovery in each period is still capped at 76.5%, limiting the upside value gain of this sensitivity.

Table 19-2. Sensitivity summary.

Scenarios	Unit	Base	Downside	Upside
Price – LiOH CIF Asia (2033+)	US$/t	23000	16100	27830
Price – SC6% FOB Australia (2033+)	US$/t	1200	875	1512
CAPEX	%	100	+10	-10
OPEX	%	100	+10	-10
Concentrator recovery	%	varies	-5 absolute	+5 absolute
Concentrator recovery (nominal)	%	75	70	76.5


50000


LIOH price ($/t CIF Asia)
25000
0
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
Base Case
High Case
Conservative Case

Figure 19-2. Lithium hydroxide price sensitivity scenarios. Source: Benchmark Q4 2024.

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SC6 price ($/t FOB Australia)
2000
1000
0
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
Base Case
High Case
Conservative Case

Figure 19-3. Spodumene concentrate price sensitivity scenarios. Source: Benchmark Q4 2024.


Net present value (US$B)
3.0
3.5
4.0
4.5
5.0
5.5
6.0
6.5
7.0
7.5
Price
3.2
7.1
Operating cost
5.0
5.9
Recovery
5.1
5.5
Capital cost
5.4
5.5

Figure 19-4. Project valuation sensitivity analysis.

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20 ADJACENT PROPERTIES

On 21 December 2017 an agreement was entered into between Montague, Kidman Gold, MH Gold and SQM, granting to MH Gold and SQM Australia (the Joint Venturers) certain rights to access, explore, develop, and mine lithium and other minerals associated with pegmatites (excluding gold) (Lithium Rights Agreement, LRA) in licenses adjacent and around the Project.

Notwithstanding the above, it is worth noting that, except for M77/1065, the LRA does not include any of the Project Tenements immediately required for the Project.

No proprietary information associated with neighbouring properties was used as part of this study. Other exploration areas exist on the Mount Holland property area, and there is potential for disclosure of additional materials from these areas as they are developed. At the moment of elaboration of this report, no adjacent property requires any disclosure under the S-K 1300 regulations. The area is a historical mining district however the QPs are not aware of any other mineral exploration occurring on adjacent properties for lithium or other commodities.

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21 OTHER RELEVANT DATA AND INFORMATION

The QP is not aware of other relevant data and information that is not included elsewhere in this report. The QPs believe that all material information has been stated in the above sections of the TRS.

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22 INTERPRETATION AND CONCLUSIONS

22.1 Results

22.1.1 Geology and Resources

Sufficient data have been obtained through various exploration, resource definition and grade control drilling programs in the main property. Exploration techniques and QAQC procedures employed on the project are appropriate and sufficient to support the Mineral Resource Estimate according to the S-K 1300 regulations. Geology and mineralization are well understood across the deposit and are sufficient to support estimation of Resources and Reserves. In the QP's opinion, the Mineral Resources stated in this report are appropriated for public disclosure and meet the definitions established in the SME Guide.

22.1.2 Reserve and Mining Methods

The life of mine plan saw 84.5Mt of ore with 430Mt of waste mined from the Earl Grey pit over the mine life of 43 years. Ore is fed to the concentrator plant at a maximum feed rate of 1.94Mtpa. Sorter feed ore is currently stockpiled to be fed to the ore sorter facility, planned from 2040.

The key changes to the mineral reserves since reported in April 2022 are:

- Depletion through mining,
- Stockpiling of ore during mining,
- Re-estimation of the Mineral Resource block model which has seen a portion of material in the pit design downgraded to inferred classification and removed from the Reserve,
- Adjustments to the dilution modelling through changing the selective mining unit (SMU) and applying skin dilution at the ore/waste contact, and
- Inclusion of an ore sorting facility to treat waste contaminated ore.

In the QP's opinion, the mineral reserve stated in this report are appropriated for public disclosure and meet the definitions established in the SEC guidelines and industry standards.

22.1.3 Mineral Processing and Metallurgy

The metallurgical testwork carried out supports the forecasted yield for the concentrator and the refinery. The physical, chemical, and metallurgical tests carried out to date by Covalent have been adequate to establish a suitable process to produce spodumene concentrate and lithium hydroxide.

The concentrator plant is in ramp-up with performance across 2024 trending upwards towards the planned rate and recovery. The refinery is in construction and commissioning at present and will commence production in 2025. A Pre-feasibility study has been completed for an ore sorter facility.

In the QP's opinion, the metallurgical testing and processes designed by Covalent are adequate to establish the modifying factors needed for a Reserve definition. The current concentrator

TRS-MtHolland-Rev1-20250417 Page 144

TRS-MtHolland-Rev1-20250417 Page 145 performance and improvement initiatives through ramp-up support the view that the concentrator assumptions are adequate to support the Reserve definition. 22.1.4 Environmental, Social and Governance In terms of environmental studies, permits, plans, and relations with local groups, the Project submitted an Environmental Impact Assessment (EIA) complying with the established contents and criteria, and the legal requirements of current environmental regulations in Western Australia. The approvals for the Project have been received and the Project is in operation. In addition, the project committed to some ongoing monitoring measures (including groundwater sampling, soil analysis and vegetation health monitoring) to detect any effects on the environment them as a result of the Project implementation. This will allow the project owner to implement controls and mitigations measures in the unlikely event that project related impacts were identified. The QPs recognize that further approvals are required to mine beyond the 10 years to the full Life of Mine of the Mineral Reserves. It is anticipated that all impacts of the Life of Mine project beyond the first 10 years can be readily managed and offset as required. The mining proposal for the life of mine is planned to be submitted by Covalent in 2025. 22.2 Key Risks The key risks to the Project identified by the QPs are outlined below. • Product sales prices: the price of lithium hydroxide and spodumene concentrate are forecast based on predicted supply and demand changes for the lithium market overall. There is considerable uncertainty about how future supply and demand will change, which could materially impact future prices. The Reserve estimate may be sensitive to significant changes in revenue associated with changes in lithium hydroxide and spodumene concentrate prices. • Impact of currency exchange rates on production cost: costs are modelled in Australian Dollars (AU$) and converted to US Dollars (US$) within the cash flow model. • Resource: While the Mineral Resource has been extensively drilled and tested and the nature of the mineralization is consistent and apparently well understood, there is a risk that the contained metal in the Mineral Resource has been mis-estimated, that the metallurgical performance is not fully representative of the whole rock mass and the reported values cannot be extracted. • Mining dilution and mining recoveries: The level of ore loss and dilution applied to the Reserve has been adjusted to better align with mining practices. There is limited reconciliation data with approximately 6 months of mining fresh ore. If the planned level of selectivity cannot be achieved, there will most likely be an increased proportion of sorter feed ore with a corresponding reduction of direct feed ore, resulting in elevated processing costs and a reduction in metallurgical recovery with more ore treated through the ore sorting facility TRS-MtHolland-Rev1-20250417 Page 146 ahead of the concentrator. There is a potential risk of dilution of other lithium minerals, such as petalite, so the mineralogical characterization and delimitation needs to be improved. • Processing plant and refinery yields: The forecast assumes that the concentrator, ore sorting facility, and refinery will be fully operational and that the estimated yield assumptions are achieved. The planned performance metrics of the plants have not yet been achieved. If one or more of the plants does not operate as designed in the future, or if any of the targeted yields are not achieved, the Mineral Reserves and estimated economic outcome would be adversely impacted. • Operations Risks: There are a number of potential operational risks ranging from the inability to hire, train and retain workers and professionals necessary to conduct operations, to poor management. Many similar operations are conducted in Western Australia, and there is no reason to believe these risk factors cannot be eliminated. • The impact of exceptional weather events or climate change that could negatively impact operations. • Unforeseen significant events including pandemic events like COVID-19 and war scenarios impacting the market. 22.3 Conclusions The Mount Holland Mine and Concentrator project is currently in operation, with feasibility study, construction and commissioning all now complete. The refinery is in the latter stages of construction and commissioning and is planned to commence production in 2025. The Qualified Persons consider that the exploration data accumulated available is reliable and adequate for the purpose of the declared Mineral Resource and Reserve estimates. The report was prepared in accordance with the resource and reserve classification pursuant to the SEC's new mining rules under subpart 1300 and Item 601(96)(B)(iii) of Regulation S-K. TRS-MtHolland-Rev1-20250417 Page 147 RECOMMENDATIONS No recommendations are given at this stage of the mine operation. TRS-MtHolland-Rev1-20250417 Page 148 REFERENCES Ahmat, A. (1986). Metamorphic patterns in the greenstone belts of the Southern Cross Province, Western Australia. Geological Society of Western Australia Report, 19, 1-21. Benchmark Mineral Intelligence. (2024). Lithium Forecast | Q4 2024. Benchmark Mineral Intelligence. Core Lithium. (2024). Finnis Mineral Resources increased by 58%. ASX:CXO Announcement. April 11, 2024. Adelaide: Core Lithium. Covalent. (2020). Updated Integrated Definitive Feasibility Study (UIDFS). Perth: Covalent Lithium. 316 pages. Covalent. (2021). Mine Plan Optimisation Study. Perth: Covalent Lithium. CRIRSCO. (2024). Committee for Mineral Reserves Initernational Reporting Standards (CRIRSCO). (2024). International reporting template for the public reporting of exploration targets, exploration results, mineral resources and mienral reserves (June 2024 ed). Retrieved from https://www.crirsco.com/ DMIRS. (2018). 1:500 000 State interpreted bedrock geology (DMIRS-016). GeoInnova . (2021). UiDFS opportunities and risks Mt. Holland project geology, mineral resources and reserves. Santiago: GeoInnova. GeoInnova. (2025). Memorandom: Sampling Protocol Review of the Mt Holland. Santiago: GeoInnova. GeoInnova. (2025). Mineral Resource Estimation, Mt Holland Mine (Report No. 595). Santiago: GeoInnova. Groundwater Resource Management. (2014). Blue Vein hydrogeological Desktop Study. Sydney: Groundwater Resource Management. Groundwater Resource Management. (2017). Mount Holland: February 2017 Airlift Testing Summary Results. Perth: Groundwater Resource Management for Kidman Resources, March 8, 2017. 10 pages. JORC. (2012). Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Australasian Joint Ore Reserves Committee. Kidman Gold Pty Ltd. (2017). Environmental Review Document, Earl Grey Lithium Project. Environmental Protection Act 1986 and Environment Protection and Biodiversity Conservation Act 1999 Referral. Melbourne: Kidman Resources. Kidman Resources. (2018). Kidman Resources announces completion of Kwinana Lithium Refinery PFS and updated Mine & Concentrator Scoping Study. Melbourne: ASX announcement Kidman Resources. 22 October 2018.

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Kidman Resources. (2018). *Substancial increase in Earl Grey LIthium Mineral Resource Estimate.* Melbourne: ASX release by Kidmar Resources. March 19, 2018. 29 pages.

Mattiske. (2018). *Statistical Comparison of Vegetation within the Earl Grey Lithium Project with the Ironcap Hills Vegetation Complex, unpublished report prepared for Kidman Resources.* Perth: Mattiske Consulting Pty Ltd.

Mining Plus. (2021). *Earl Grey 2021 - JORC Mineral Resource Estimate Report.* Perth: Mining Plus for Covalent Lithium. 86 pages.

Peter O'Bryan & Associates. (2017). *Earl Grey Preliminary Geotechnical Assessment Open Pit Mining.* Perth: Peter O'Bryan & Associates for Kidman Resources. 31 pages.

Peter O'Bryan & Associates. (2019). *Earl grey - Lithium Deposit Geotechnical Assessment Open Pit Mining.* Perth: Peter O'Bryan & Associates for Covalent Lithium Pty Ltd, 83 pages.

Pitard, F. F. (2019). *Theory of Sampling and Sampling Practice.* Boca Raton: Taylor & Francis Group, A Chapman & Hall Book.

Rossi, M., & Deutsch, C. (2014). *Mineral Resource Estimation.* Springer Dordrecht.

Savannah Resources. (2024). *NOA JORC Resource Upgrade and Further Broad Lithium Intersections at Reservatório and Grandão.* London: Savannah Resources PLC.

Snowden Optiro. (2025). *Report for SQM Australia Pty Ltd, Mt Holland - Mineral Resource Review, Project Number DA213478, January 2025.* Perth: Snowden Optiro.

SQM. (2025). *Mount Holland Project: QAQC Review.* Perth: SQM.

URS. (2002). *Bounty gold mine borefield aquifer review July 2001 to June 2002.* Perth: URS Australia PTY LTD.

Western Areas Ltd. (2017). *Western Areas realises value from Noncore Lithium Prospects.* Perth: Western Areas ASX Announcement. 28 February 2017. 3 pages.

Western Wildlife. (2017). *Mt. Holland Project: Earl Grey, Irish Breakfast, Prince of Wales, Van Uden Level 2 Vertebrate Fauna Survey and Targeted Chuditch Survey 2016 - 2017. Unpublished Report for Kidman Resources.* Western Wildlife.

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25 RELIANCE ON INFORMATION PROVIDED BY REGISTRANT

Table 25-1 provides a list of the information provided by SQM (registrant) for matters discussed in the Technical Report Summary.

Table 25-1 Information provided by the Registrant (SQM) or Covalent.

Classification	Technical Report Summary Section	Reliance
Legal Opinion	Section 3 Property Description and Location	Information and documentation regarding mineral titles, surface land agreements, current permitting status, royalties and other agreements. The Qualified Person is not qualified to offer a legal perspective on SQM's surface and title rights but has summarized this document and had SQM personnel review and confirm statements contained therein.
General Information	Section 4 Accessibility, Climate, Local Resources, Infrastructure and Physiography	Information about the Project was provided by Covalent. Information consisted of consultant and Covalent reports, and correspondence.
General Information	Section 5 History	Historical data provided by Covalent and Kidman Resources, primarily previous Technical Reports.
Marketing Studies	Section 16	Market studies sourced from external experts, Benchmark Mineral Intelligence Ltd.
Environmental Matters	Section 17	The QP was provided by SQM with environmental information (Baselines, Permitting, Social or Community impacts, Mine Closure) prepared by Covalent. An independent validation was not performed.
Macroeconomic Trends	Section 19	Foreign exchange rates, discount rate, and escalation factors provided by SQM and prepared by Covalent.

The QPs consider it reasonable to rely upon the Registrant for the above information based on QPs' past and ongoing interactions with the subject matter experts in these areas employed or engaged by the Registrant. Further, the QP's have taken all appropriate steps, in their professional opinion, to ensure that the above information provided by the Registrant is accurate in all material aspects and have no reason to believe that any material facts have been withheld or misstated.

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GLOSSARY

°	Degrees
˚C	Degrees Celsius
AC	Air core
AHD	Australian Height Datum
AIG	Australian Institute of Geoscientists
Au	Gold
AU$	Australian dollars
AusIMM	Australasian Institute of Mining and Metallurgy
B	Billions
BEV	Battery electric vehicle
BoM	Bureau of Meteorology
CFR	Cost and Freight
CIF	Cost, Insurance and Freight
CoG	Cut-off Grade

conc	Concentrate
CoPC	Contaminants of potential concern
Covalent	Covalent Lithium Pty
CRM	Certified Reference Materials
DBS	Delithiated Beta Spodumene
DD	Diamond drillhole

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GLOSSARY

DAWE	Department of Agriculture, Water and the Environment
DBCA	Department of Biodiversity, Conservation and Attractions
DCCEEW	Department of Climate Change, Energy, the Environment and Water
DEWR	Department of Water and Environmental Regulation
DMIRS	Department of Mines, Industry Regulation and Safety of the Government of Western Australia
dmt	Dry metric tonne
DSI	Detailed Site Investigation
Est	Estimate / estimation
EP Act	Environmental Protection Act 1986 (WA)
EPA	Environmental Protection Authority
EPBC	Environment Protection and Biodiversity Conservation Act 1999
EPCM	Engineering, Procurement, Construction, and Management
ESS	Energy storage system

EV	Electric vehicle
EWLF	Eastern waste landform
Fe_2O_3	Iron oxide
FGB	Forrestania Greenstone Belt
FID	Final Investment Decision

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GLOSSARY

FOB	Free on Board
g	Grams
GPS	Global positioning system
GWh	Gigawatt hour
GWW	Great Western Woodlands
Ha	hectares
HPGR	High pressure grinding rolls
ICP	Inductive coupled plasma
ID^2	Inverse distance squared
IDFS	Integrated Definitive Feasibility Study
JORC	Joint Ore Reserve Committee of the AusIMM, AIG and MCA
JV Partners	SQM and WesCEF in conjunction
KDR	Kidman Resources
kg	Kilograms
Kidman Gold	Kidman Gold Pty Ltd
km	Kilometres
kt	Kilotonnes
ktpa	Kilotonnes per Annum
kV	kilovolts

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GLOSSARY

L/s	Litres per second
LCE	Lithium carbonate equivalent
LFP	Lithium iron phosphate
Li	Lithium
Li_2O	Lithium oxide, also known as lithia
LiOH	Lithium Hydroxide
LoM	Life of Mine
LRA	Lithium Rights Agreement
m	Metres
m/d	Metres per day
m^3	Cubic metres
m^3/d	Cubic metres per day
MCA	Minerals Council of Australia
MG claim	The Marlinyu Ghoorlie Native Title Claim
mg/L	Milligrams per litre
mm	Millimetres
Mm^3	Millions of cubic metres
MS1118	Ministerial Statement 1118
MRE	Mineral Resource Estimate

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GLOSSARY

mRL	Metres relative level
Mt	Millions of tonnes
Mtpa	Millions of tonnes per annum
MWh	Mega watt hours
Ni	Nickel
NN	Nearest neighbour
NPI	Non-processing infrastructure
NPV	Net present value
OK	Ordinary Kriging
OSF	Ore sorting facility
PC	Petalite concentrate
PEC	Priority Ecological Community
ppb	Parts per billion
PFS	Pre-feasibility study
PSI	Preliminary Site Investigation
QAQC	Quality assurance and quality control
QP	Qualified Person
RAB	Rotary Air Blast
RAP	Remedial Action Plan

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GLOSSARY

RC	Reverse Circulation
RL	Relative level
ROM pad	Run of Mine Ore Stockpile
RQD	Rock Quality Designation
SC	Spodumene concentrate
SCGB	Southern Cross Greenstone Belt
SD	Standard deviation
SME	Subject Matter Experts
SMP	Site Management Plan
SMU	Selective mining unit
SON	Sonic drillhole
SSA	Sodium sulphate anhydrous
SQI	Spodumene Quartz Intergrowth
SQM	Sociedad Química y Minera de Chile
SQM Australia	SQM Australia Pty Ltd
SSA	Sodium Sulfate Anhydrous
SWLF	Southern waste landform
t	Tonnes
TDS	Total dissolved solids

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GLOSSARY

TIMA	Tescan Integrated Mineral Analyzer
TRS	Technical report summary
TSF	Tailings Storage Facility
US$	United States of America dollars
UIDFS	Updated Integrated Definitive Feasibility Study
WA	Western Australia
Wesfarmers	Wesfarmers Limited
WRL	Waste Rock Landform
WWLF	Western waste landform
XRD	X-ray diffraction
XRT	X-ray topography
Y-o-Y	Year on year
µm	Micrometre

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